                                                              File No. 333-_____
                                                              File No. 811-21481
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                      |X|
            Pre-Effective Amendment No.
                                        -----
           Post-Effective Amendment No.
                                        -----

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940              |X|
                          Amendment No.
                                        -----

                        (Check appropriate box or boxes)

                        SBL VARIABLE ANNUITY ACCOUNT XVII
                           (Exact Name of Registrant)

                     Security Benefit Life Insurance Company
                               (Name of Depositor)

              One Security Benefit Place, Topeka, Kansas 66636-0001
              (Address of Depositor's Principal Executive Offices)

               Depositor's Telephone Number, Including Area Code:
                                 (785) 438-3000

                    Name of Agent for Service for Process:
                    Amy J. Lee, Associate General Counsel
                    Security Benefit Life Insurance Company
                    One Security Benefit Place
                    Topeka, KS 66636-0001

Approximate Date of Proposed Public Offering:  As soon as practicable  after the effective date of this Registration.

It is proposed that this filing will become effective:

|_|  immediately upon filing pursuant to paragraph (b) of Rule 485

|_|  on May 1, 2003, pursuant to paragraph (b) of Rule 485

|_|  60 days after filing pursuant to paragraph (a)(1) of Rule 485

|_|  on May 1, 2003, pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

|_|  this  post-effective  amendment  designates  a  new  effective  date  for a previously filed post-effective amendment.

Title of  securities  being  registered:  Interests in a separate  account under individual flexible premium deferred variable annuity contracts.

Registrant  hereby amends this  Registration  Statement on such date or dates as may be necessary to delay its effective date until the  Registrant  shall file a further amendment which  specifically  states that this  Registration  Statement shall  thereafter  become  effective  in  accordance  with  Section  8(a) of the
Securities  Act of  1933  or  until  the  Registration  Statement  shall  become effective on such date as the Commission,  acting pursuant to said Section 8(a), may determine.

                              SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED DECEMBER 29, 2003

                       CLASSICSTRATEGIES VARIABLE ANNUITY

                      INDIVIDUAL FLEXIBLE PURCHASE PAYMENT
                       DEFERRED VARIABLE ANNUITY CONTRACT

       ISSUED BY:                               MAILING ADDRESS:
       SECURITY BENEFIT LIFE                    SECURITY BENEFIT LIFE
         INSURANCE COMPANY                        INSURANCE COMPANY
       ONE SECURITY BENEFIT PLACE               P.O. BOX 750497
       TOPEKA, KANSAS 66636-0001                TOPEKA, KANSAS 66675-0497
       1-800-888-2461
--------------------------------------------------------------------------------

   This Prospectus describes the ClassicStrategies  Variable Annuity--a flexible purchase payment deferred variable annuity contract (the "Contract")  offered by
Security  Benefit  Life  Insurance  Company  (the  "Company").  The  Contract is
available for individuals as a non-tax  qualified  retirement plan. The Contract is also available for individuals in connection with a retirement plan qualified under Section 403(b), 408, or 408A of the Internal Revenue Code. The Contract is
designed to give you  flexibility in planning for retirement and other financial goals.

   You may allocate  your  purchase  payments to one or more of the  Subaccounts that  comprise a separate  account of the Company  called the  Variable  Annuity
Account  XVII.  Each  Subaccount  invests in a  corresponding  mutual  fund (the
"Underlying Fund"). The Subaccounts currently available under the Contract are:

o  Security Alpha Opportunity            o  Security Main Street
o  Security Equity                            Growth & Income®
o  Security Large Cap Value              o  Security Small Cap Growth
o  Security Money Market                 o  Security Select 25
o  Security Global                       o  AIM V.I. Basic Value
o  Security Diversified Income           o  AIM V.I. Mid Cap Core Equity
o  Security Large Cap Growth             o  American Century VP Ultra
o  Security Enhanced Index               o  American Century VP Value
o  Security Mid Cap Growth               o  INVESCO VIF Real Estate Opportunity
o  Security Managed Asset Allocation     o  INVESCO VIF Health Sciences
o  Security Equity Income                o  Oppenheimer Main Street Small Cap®
o  Security High Yield                   o  PIMCO VIT All Asset
o  Security Small Cap Value              o  PIMCO VIT Real Return
o  Security Social Awareness             o  PIMCO VIT Low Duration
o  Security Mid Cap Value                o  Rydex VT Sector Rotation

   Amounts that you allocate to the Subaccounts under a Contract will vary based on investment  performance  of the  Subaccounts.  No minimum  amount of Contract
Value is guaranteed.

   When you are ready to receive annuity payments, the Contract provides several options for annuity payments. See "Annuity Options."

   This Prospectus  concisely sets forth  information about the Contract and the
Separate  Account  that you should  know before  purchasing  the  Contract.  The
"Statement of Additional  Information,"  dated December 29, 2003, which has been filed with the  Securities  and Exchange  Commission  ("SEC")  contains  certain additional information.  The Statement of Additional  Information,  as it may be
supplemented  from  time  to  time,  is  incorporated  by  reference  into  this
Prospectus  and is  available  at no  charge.  You may  obtain  a  Statement  of
Additional  Information  or a  prospectus  for any of the  Underlying  Funds  by writing Security Benefit at One Security Benefit Place, Topeka,  Kansas 66636 or
by  calling  1-800-888-2461.   The  contents  of  the  Statement  of  Additional
Information are set forth in this Prospectus.

   The SEC maintains a web site (http://www.sec.gov) that contains the Statement
of  Additional  Information,   material  incorporated  by  reference  and  other
information regarding companies that file electronically with the SEC.

--------------------------------------------------------------------------------
   INFORMATION  CONTAINED  HEREIN IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.  A
REGISTRATION  STATEMENT  RELATING  TO THESE  SECURITIES  HAS BEEN FILED WITH THE
SECURITIES  AND EXCHANGE  COMMISSION.  THESE  SECURITIES MAY NOT BE SOLD NOR MAY
OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION  STATEMENT  BECOMES
EFFECTIVE.  THIS  PROSPECTUS  SHALL  NOT  CONSTITUTE  AN  OFFER  TO  SELL OR THE
SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE  SECURITIES
IN ANY STATE IN WHICH SUCH OFFER,  SOLICITATION  OR SALE WOULD BE UNLAWFUL PRIOR
TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

   THE SECURITIES AND EXCHANGE  COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE
SECURITIES  OR  DETERMINED  IF THE  PROSPECTUS  IS  TRUTHFUL  OR  COMPLETE.  ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   YOU SHOULD READ THIS PROSPECTUS CAREFULLY AND RETAIN IT FOR FUTURE REFERENCE.

   EXPENSES FOR THIS CONTRACT,  IF PURCHASED WITH AN EXTRA CREDIT RIDER,  MAY BE
HIGHER THAN EXPENSES FOR A CONTRACT WITHOUT AN EXTRA CREDIT RIDER. THE AMOUNT OF
CREDIT ENHANCEMENT MAY BE MORE THAN OFFSET BY ANY ADDITIONAL FEES AND CHARGES.

   THE CONTRACT IS NOT A DEPOSIT OF A BANK AND IS NOT INSURED OR  GUARANTEED  BY
THE FEDERAL DEPOSIT INSURANCE  CORPORATION OR ANY OTHER GOVERNMENT  AGENCY.  THE
VALUE OF YOUR CONTRACT CAN GO UP AND DOWN AND YOU COULD LOSE MONEY.

DATE:  DECEMBER 29, 2003
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

APPENDIX A - IRA Disclosure Statement
APPENDIX B - Roth IRA Disclosure Statement

--------------------------------------------------------------------------------
YOU MAY NOT BE ABLE TO  PURCHASE  THE  CONTRACT  IN YOUR  STATE.  YOU SHOULD NOT
CONSIDER  THIS  PROSPECTUS TO BE AN OFFERING IF THE CONTRACT MAY NOT BE LAWFULLY
OFFERED IN YOUR STATE. YOU SHOULD ONLY RELY UPON  INFORMATION  CONTAINED IN THIS
PROSPECTUS  OR THAT WE HAVE  REFERRED YOU TO. WE HAVE NOT  AUTHORIZED  ANYONE TO
PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.
--------------------------------------------------------------------------------

DEFINITIONS

   Various terms commonly used in this Prospectus are defined as follows:

   ACCUMULATION UNIT -- A unit of measure used to calculate Contract Value.

   ADMINISTRATIVE  OFFICE-- The Annuity  Administration  Department  of Security
Benefit, P.O. Box 750497, Topeka, Kansas 66675-0497.

   ANNUITANT -- The person that you designate on whose life annuity payments may be  determined.  If you  designate  Joint  Annuitants,  "Annuitant"  means  both
Annuitants unless otherwise stated.

   ANNUITY -- A series of  periodic  income  payments  made by the Company to an
Annuitant,  Joint Annuitant,  or Beneficiary  during the period specified in the
Annuity Option.

   ANNUITY  OPTIONS -- Options under the Contract that  prescribe the provisions under which a series of annuity payments are made.

   ANNUITY PERIOD -- The period beginning on the Annuity Start Date during which annuity payments are made.

   ANNUITY START DATE -- The date when annuity  payments begin as elected by the
Owner.

   ANNUITY UNIT -- A unit of measure used to calculate variable annuity payments under Options 1 through 4, 7 and 8.

   AUTOMATIC INVESTMENT PROGRAM -- A program pursuant to which purchase payments are  automatically  paid from your bank account on a specified day of each month or a salary reduction agreement.

   CONTRACT  DATE -- The date the  Contract  begins  as shown in your  Contract.
Annual Contract anniversaries are measured from the Contract Date. It is usually the date that your initial purchase payment is credited to the Contract.

   CONTRACT VALUE -- The total value of your Contract as of any Valuation Date.

   CONTRACT YEAR -- Each twelve-month period measured from the Contract Date.

   CREDIT  ENHANCEMENT  -- An amount added to Contract Value under the Recurring
Bonus Rider or  Combination  Guaranteed  Growth  Death  Benefit and Extra Credit
Rider.

   DESIGNATED  BENEFICIARY  -- The person having the right to the death benefit, if any,  payable  upon the death of the Owner or the  Joint  Owner  prior to the
Annuity  Start  Date.  The  Designated  Beneficiary  is the first  person on the following  list who, if a natural  person,  is alive on the date of death of the
Owner or the Joint Owner: the Owner;  the Joint Owner; the Primary  Beneficiary;
the Secondary Beneficiary; the Annuitant; or if none of the above are alive, the
Owner's Estate.

   OWNER -- The person  entitled to the ownership  rights under the Contract and in whose name the Contract is issued.

   PARTICIPANT-- A Participant under a Qualified Plan.

   PURCHASE  PAYMENT -- An amount paid to the Company as  consideration  for the
Contract.

   SEPARATE  ACCOUNT -- The Variable Annuity Account XVII, a separate account of the Company that consists of accounts, referred to as Subaccounts, each of which invests in a corresponding Underlying Fund.

   SUBACCOUNT -- A division of the Separate Account of the Company which invests in a corresponding Underlying Fund.

   UNDERLYING  FUND -- A  mutual  fund  or  series  thereof  that  serves  as an investment vehicle for its corresponding Subaccount.

   VALUATION  DATE -- Each date on which the Separate  Account is valued,  which currently  includes  each  day  that the New  York  Stock  Exchange  is open for trading. The New York Stock Exchange is closed on weekends and on observation of the following holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents'
Day, Good Friday,  Memorial Day,  Independence Day, Labor Day, Thanksgiving Day,
and Christmas Day.

   VALUATION  PERIOD -- A period used in measuring the investment  experience of each  Subaccount of the Separate  Account.  The  Valuation  Period begins at the close  of one  Valuation  Date and  ends at the  close  of the  next  succeeding
Valuation Date.

   WITHDRAWAL  VALUE -- The amount you will receive upon full  withdrawal of the
Contract.  It is equal to Contract Value less any applicable  withdrawal charges and any  uncollected  premium taxes.  If a Recurring  Bonus Rider or Combination
Guaranteed  Growth Death  Benefit and Extra Credit Rider is in effect,  Contract
Value will also be reduced by any Credit Enhancements that have not yet vested.

SUMMARY

   This summary provides a brief overview of the more significant aspects of the
Contract.  Further  detail is  provided in this  Prospectus,  the  Statement  of
Additional Information, and the Contract.

PURPOSE OF THE  CONTRACT -- The  flexible  purchase  payment  deferred  variable annuity contract  ("Contract")  described in this Prospectus is designed to give you flexibility in planning for retirement and other financial goals.

   You may purchase the Contract as a non-tax  qualified  retirement plan for an individual  ("Non-Qualified  Plan").  You may also purchase the Contract,  on an individual  basis,  in connection with a retirement plan qualified under Section
403(b),  408,  or  408A  of the  Internal  Revenue  Code  of  1986,  as  amended
("Qualified Plan").

THE SEPARATE ACCOUNT AND THE FUNDS -- The Separate Account is currently  divided into accounts,  each referred to as a Subaccount.  See "Separate  Account." Each
Subaccount  invests  exclusively in shares of an Underlying  Fund, each of which has a different  investment  objective or  objectives.  The  Subaccounts  are as follows:

o  Security Alpha Opportunity            o  Security Main Street
o  Security Equity                            Growth & Income®
o  Security Large Cap Value              o  Security Small Cap Growth
o  Security Money Market                 o  Security Select 25
o  Security Global                       o  AIM V.I. Basic Value
o  Security Diversified Income           o  AIM V.I. Mid Cap Core Equity
o  Security Large Cap Growth             o  American Century VP Ultra
o  Security Enhanced Index               o  American Century VP Value
o  Security Mid Cap Growth               o  INVESCO VIF Real Estate Opportunity
o  Security Managed Asset Allocation     o  INVESCO VIF Health Sciences
o  Security Equity Income                o  Oppenheimer Main Street Small Cap®
o  Security High Yield                   o  PIMCO VIT All Asset
o  Security Small Cap Value              o  PIMCO VIT Real Return
o  Security Social Awareness             o  PIMCO VIT Low Duration
o  Security Mid Cap Value                o  Rydex VT Sector Rotation
================================================================================

   You may allocate your purchase  payments among the Subaccounts.  Amounts that you  allocate to the  Subaccounts  will  increase  or  decrease in dollar  value depending on the investment  performance  of the  Underlying  Fund in which such
Subaccount  invests.  You bear the  investment  risk for amounts  allocated to a
Subaccount.

PURCHASE  PAYMENTS -- Your initial  purchase  payment must be at least  $25,000.
Thereafter, you may choose the amount and frequency of purchase payments, except that the minimum subsequent purchase payment is $25. See "Purchase Payments."

RIDER OPTIONS -- Upon your  application for the Contract,  you may select one of the following riders:

o  Total Protection;
o  Recurring Bonus; or
o  Combination Guaranteed Growth Death Benefit and Extra Credit.

Your rider  option  must be selected  at the time of  application  and cannot be changed or  canceled  after your  Contract  is issued.  You must select only one option. See the detailed description of the riders under "Rider Options."

CONTRACT  BENEFITS -- You may  transfer  Contract  Value among the  Subaccounts, subject to certain restrictions as described in "The Contract."

   At any time before the Annuity  Start Date,  you may surrender a Contract for its Withdrawal  Value, and may make partial  withdrawals,  including  systematic withdrawals,  from  Contract  Value.  See "Full  and  Partial  Withdrawals"  and
"Federal Tax Matters" for more information about withdrawals,  including the 10%
penalty  tax that may be imposed  upon full and partial  withdrawals  (including systematic withdrawals) made prior to the Owner attaining age 59 1/2.

   The Contract  provides for a death  benefit upon the death of the Owner prior to the  Annuity  Start  Date.  See "Death  Benefit"  for more  information.  The
Contract  provides for several  Annuity  Options on either a variable  basis,  a fixed basis, or both. The Company  guarantees  annuity  payments under the fixed
Annuity Options. See "Annuity Period."

FREE-LOOK  RIGHT -- You may return the  Contract  within the  Free-Look  Period, which is generally a ten-day period beginning when you receive the Contract.  In this event,  the Company will refund to you as of the Valuation Date on which we receive your Contract any Contract  Value,  plus any charges  deducted from such
Contract Value, less the Contract Value attributable to any Credit Enhancements.

   Some states' laws require us to refund your purchase payments instead of your
Contract  Value.  If your  Contract is  delivered in one of those states and you return your  Contract  during the  Free-Look  Period,  the  Company  will refund purchase payments allocated to the Subaccounts rather than Contract Value.

CHARGES AND  DEDUCTIONS  -- The Company does not deduct sales load from purchase payments before allocating them to your Contract Value.  Certain charges will be deducted in connection with the Contract as described below.

   CONTINGENT DEFERRED SALES CHARGE. If you withdraw Contract Value, the Company may deduct a contingent  deferred sales charge (which may also be referred to as a "withdrawal  charge").  The withdrawal charge will be waived on withdrawals to the extent  that total  withdrawals  in a Contract  Year,  including  systematic withdrawals, do not exceed the Free Withdrawal amount defined as follows.

   The Free  Withdrawal  amount is equal in the first  Contract  Year, to 10% of purchase payments, excluding any Credit Enhancements,  made during the year and, in any subsequent Contract Year, to 10% of Contract Value as of the first day of that  Contract  Year.  The  withdrawal  charge  applies  to the  portion  of any withdrawal  consisting  of purchase  payments  that exceeds the Free  Withdrawal amount. The withdrawal charge does not apply to withdrawals of earnings.

   The amount of the charge will depend on how long your purchase  payments have been held under the Contract.  Each  purchase  payment you make is considered to have a certain "age," depending on the length of time since the purchase payment was effective. A purchase payment is "age one" in the year beginning on the date the purchase  payment is received by the Company and  increases in age each year thereafter.  The  withdrawal  charge is  calculated  according to the  following schedule:

                      ===================================
                      PURCHASE PAYMENT AGE     WITHDRAWAL
                           (IN YEARS)            CHARGE
                      -----------------------------------
                                1                  9%
                                2                  8%
                                3                6 1/2%
                                4                5 1/2%
                                5                  5%
                                6                  5%
                                7                  4%
                                8                  4%
                                9                  2%
                           10 and over             0%
                      ===================================

   The amount of the withdrawal charge assessed against your Contract will never exceed  9% of  purchase  payments  paid  under the  Contract.  In  addition,  no withdrawal  charge will be assessed upon: (1) payment of death benefit proceeds, or (2) annuity  payments  under options that provide for payments for life, or a period of at least seven years. See "Contingent Deferred Sales Charge."

   MORTALITY AND EXPENSE RISK CHARGE. The Company deducts a charge for mortality and expense risks assumed by the Company under the Contract. The Company deducts a daily charge equal to 0.95%, on an annual basis, of each Subaccount's  average daily net assets.  During the Annuity  Period,  the  mortality  and expense risk charge is 1.25%  under  Options 1 through 4, 7 and 8, in lieu of the amounts set forth  above.  The Company  will deduct this charge for the life of the Contract beginning on the Contract Date. See "Mortality and Expense Risk Charge."

   RIDER CHARGE. The Company deducts a daily charge for the risks assumed by the
Company under the applicable  rider equal to 1.05%,  on an annual basis, of each
Subaccount's  average daily net assets.  The Company will deduct this charge for the life of the Contract beginning on the Contract Date. See "Rider Charge."

   ADMINISTRATION  CHARGE.  The Company  deducts a daily  administration  charge equal to 0.15%,  on an annual  basis,  of each  Subaccount's  average  daily net assets.  The  Company  will  deduct  this  charge  for the life of the  Contract beginning on the Contract Date. See "Administration Charge."

   PREMIUM TAX CHARGE.  The Company  assesses a premium tax charge to  reimburse itself for any premium taxes that it incurs with respect to this Contract.  This charge will  usually be  deducted  on the  Annuity  Start Date or upon a full or partial  withdrawal  if a premium  tax was  incurred  by the  Company and is not refundable.  The  Company  reserves  the right to deduct  such taxes when due or anytime  thereafter.  Premium  tax rates  currently  range from 0% to 3.5%.  See
"Premium Tax Charge."

   OTHER  EXPENSES.  The Company  pays the  operating  expenses of the  Separate
Account. Investment advisory fees and operating expenses of each Underlying Fund are paid by the Underlying  Fund and are reflected in the net asset value of its shares. The Owner indirectly bears a pro rata portion of such fees and expenses.
See the prospectus for each Underlying Fund for more information.

CONTACTING THE COMPANY -- You should direct all written requests,  notices,  and forms  required by the  Contract,  and any  questions  or  inquiries to Security
Benefit Life Insurance Company, P.O. Box 750497, Topeka, Kansas 66675-0497 or by
phone by calling (785) 438-3000 or 1-800-888-2461.

EXPENSE TABLES

The  following  tables  describe  the fees and  expenses  that you will pay when buying, owning, and surrendering the Contract.

================================================================================
CONTRACT  OWNER  TRANSACTION  EXPENSES are fees and expenses  that you will pay when you purchase the Contract or make  withdrawals  from the
Contract.  The information below does not reflect state premium taxes, which may be applicable to your Contract.
--------------------------------------------------------------------------------
  Sales Load on Purchase Payments                                          None
--------------------------------------------------------------------------------
  Deferred Sales Charge (as a percentage of amount
    withdrawn attributable to Purchase Payments)                           9%(1)
--------------------------------------------------------------------------------
  Transfer Fee (per transfer)                                              None
--------------------------------------------------------------------------------
PERIODIC EXPENSES are fees and expenses that you will pay periodically during  the time that you own the  Contract,  not  including  fees and expenses of the Underlying Funds.
--------------------------------------------------------------------------------
  Separate Account Annual Expenses
    (as a percentage of average Contract Value)
--------------------------------------------------------------------------------
    Annual Mortality and Expense Risk Charge                               0.95%
--------------------------------------------------------------------------------
    Annual Administration Charge                                           0.15%
--------------------------------------------------------------------------------
    Annual Rider Charge                                                    1.05%
--------------------------------------------------------------------------------
    Total Separate Account Annual Expenses                                 2.15%
--------------------------------------------------------------------------------
1  The amount of the contingent deferred sales charge is determined by reference to how long your purchase payments have been held under the Contract.  A free withdrawal  is available in each  Contract  Year equal to (1) 10% of purchase payments, excluding any Credit Enhancements,  in the first Contract Year, and
   (2) 10% of Contract  Value as of the  beginning of the Contract  Year in each subsequent Contract Year. See "Full and Partial  Withdrawals" and "Contingent
   Deferred Sales Charge" for more information.
================================================================================

The table below shows the minimum and maximum total operating  expenses  charged by the  Underlying  Funds.  You will pay the  expenses of the  Underlying  Funds corresponding  to the  Subaccounts  in which you invest during the time that you own the  Contract.  More  detail  concerning  each  Underlying  Fund's  fees and expenses is contained in its prospectus.

================================================================================
                                                             Minimum     Maximum
--------------------------------------------------------------------------------
Total Annual Underlying Fund Operating Expenses(1)            0.58%       2.32%
--------------------------------------------------------------------------------
1  Expenses  deducted  from  Underlying  Fund assets  include  management  fees, distribution  fees,  service fees and other  expenses.  The maximum  expenses above represent the total annual  operating  expenses of that Underlying Fund with the highest total operating expenses, and the minimum expenses represent the total annual  operating  expenses of that Underlying Fund with the lowest total operating expenses.
================================================================================

EXAMPLE -- This Example is intended to help you compare the cost of investing in the Contract  with the cost of investing in other  variable  annuity  contracts.
These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses and Underlying Fund fees and expenses but do not include state premium taxes, which may be applicable to your Contract.

   The Example  assumes  that you invest  $10,000 in the  Contract  for the time periods indicated. The Example also assumes that your investment has a 5% return each year and  assumes the  maximum  fees and  expense of any of the  Underlying
Funds.  Although  your  actual  costs may be  higher  or  lower,  based on these assumptions, your costs would be:

================================================================================
                                           1          3          5          10
                                          YEAR       YEARS      YEARS      YEARS
--------------------------------------------------------------------------------
If you surrender your Contract at the
end of the applicable time period        $1,307     $2,077     $2,983     $4,978
--------------------------------------------------------------------------------
If you do not surrender or
you annuitize your Contract                 497      1,492      2,487      4,978
================================================================================

INFORMATION ABOUT THE COMPANY, THE SEPARATE ACCOUNT, AND THE FUNDS

SECURITY  BENEFIT  LIFE  INSURANCE  COMPANY -- The  Company is a life  insurance company  organized  under  the laws of the  State of  Kansas.  It was  organized originally as a fraternal  benefit society and commenced  business  February 22,
1892.  It became a mutual  life  insurance  company  under its  present  name on
January 2, 1950.

   On July 31, 1998,  Security  Benefit  converted  from a mutual life insurance company to a stock life  insurance  company  ultimately  controlled  by Security
Benefit Mutual Holding  Company,  a Kansas mutual  holding  company.  Membership interests  of persons  who were  Owners as of July 31,  1998  became  membership interests  in  Security  Benefit  Mutual  Holding  Company as of that date,  and persons who acquire  policies  from the  Company  after that date  automatically become members in the mutual holding company.

   The Company offers life insurance policies and annuity contracts,  as well as financial and retirement services. It is admitted to do business in the District of  Columbia,  and in all  states  except New York.  As of the end of 2003,  the
Company  had total  assets  of  approximately  $__  billion.  Together  with its subsidiaries,  the Company has total funds under management of approximately $__
billion.

   The Principal  Underwriter for the Contracts is Security  Distributors,  Inc.
("SDI"),  One  Security  Benefit  Place,  Topeka,  Kansas  66636-0001.   SDI  is
registered as a broker/dealer  with the SEC and is a wholly-owned  subsidiary of
Security Benefit Group,  Inc., a financial services holding company wholly owned by the Company.

PUBLISHED   RATINGS  --  The   Company   may  from  time  to  time   publish  in
advertisements,  sales  literature and reports to Owners,  the ratings and other information  assigned to it by one or more independent rating organizations such as A. M. Best  Company and  Standard & Poor's.  The purpose of the ratings is to reflect the financial strength and/or  claims-paying  ability of the Company and should not be considered as bearing on the investment performance of assets held in the  Separate  Account.  Each year A. M. Best Company  reviews the  financial status  of  thousands  of  insurers,  culminating  in the  assignment  of Best's
Ratings.  These ratings reflect their current opinion of the relative  financial strength and operating  performance of an insurance company in comparison to the norms of the life/health  insurance  industry.  In addition,  the  claims-paying ability of the  Company as  measured  by  Standard  & Poor's  Insurance  Ratings
Services may be referred to in  advertisements or sales literature or in reports to Owners.  These  ratings are  opinions  of an  operating  insurance  company's financial capacity to meet the obligations of its insurance and annuity policies in  accordance  with their  terms.  Such  ratings do not reflect the  investment performance  of the Separate  Account or the degree of risk  associated  with an investment in the Separate Account.

SEPARATE  ACCOUNT -- The Company  established the Separate  Account under Kansas law on November  24, 2003.  The Contract  provides  that the income,  gains,  or losses of the  Separate  Account,  whether or not  realized,  are credited to or charged  against  the assets of the  Separate  Account  without  regard to other income,  gains,  or losses of the Company.  Kansas law provides that assets in a separate  account  attributable  to the reserves and other  liabilities  under a contract may not be charged  with  liabilities  arising from any other  business that the  insurance  company  conducts  if, and to the extent  the  contract  so provides. The Contract contains such a provision. The Company owns the assets in the  Separate  Account  and is required  to  maintain  sufficient  assets in the
Separate  Account to meet all Separate Account  obligations  under the Contract.
The Company may transfer to its General  Account assets that exceed  anticipated obligations of the Separate Account.  All obligations arising under the Contract are general corporate obligations of the Company. The Company may invest its own assets in the Separate Account for other purposes,  but not to support contracts other than  variable  annuity  contracts,  and may  accumulate  in the  Separate
Account  proceeds from Contract  charges and  investment  results  applicable to those assets.

   The  Contract  provides  that the income,  gains and  losses,  whether or not realized,  are credited to, or charged  against,  the assets of each  Subaccount without  regard to the income,  gains or losses in the other  Subaccounts.  Each
Subaccount invests exclusively in shares of a corresponding Underlying Fund. The
Company  may in the future  establish  additional  Subaccounts  of the  Separate
Account,  which may invest in other  Underlying  Funds or in other securities or investment vehicles.

   The Separate  Account is registered with the SEC as a unit  investment  trust under the Investment Company Act of 1940 (the "1940 Act"). Registration with the
SEC does not involve  supervision by the SEC of the administration or investment practices of the Separate Account or the Company.

UNDERLYING  FUNDS -- Each Underlying Fund is an open-end  management  investment company of the series  type and is  registered  with the SEC under the 1940 Act.
Such registration does not involve  supervision by the SEC of the investments or investment  policy  of  the  Underlying  Funds.  Each  Underlying  Fund  pursues different investment objectives and policies.

   Shares of the  Underlying  Funds  currently  are not publicly  traded  mutual funds.  They are  available  only as investment  options in variable  annuity or variable life insurance  policies issued by life insurance  companies or in some cases, through participation in certain qualified pension or retirement plans.

   Because  the  Underlying  Funds may  serve as  investment  vehicles  for both
variable  life  insurance   policies  and  variable  annuity  contracts  ("mixed
funding")  and  shares  of the  Underlying  Funds  also may be sold to  separate accounts of other insurance  companies  ("shared  funding"),  material conflicts could occur. The Company  currently does not foresee any disadvantages to Owners arising from either mixed or shared funding;  however, due to differences in tax treatment or other  considerations,  it is possible that the interests of Owners of various  contracts for which the Underlying  Funds serve as investment  media might at some time be in conflict.  However, the Company, each Underlying Fund's
Board of Directors,  and any other insurance  companies that  participate in the
Underlying  Funds  are  required  to  monitor  events in order to  identify  any material  conflicts  that arise  from mixed  and/or  shared  funding.  If such a conflict were to occur, the Company would take steps necessary to protect Owners
including   withdrawal  of  the  Separate  Account  from  participation  in  the
Underlying  Fund(s)  involved in the conflict.  This might force the  Underlying
Fund to sell securities at disadvantageous prices.

   A summary of the investment  objective of each of the Underlying Funds is set forth at the end of this  Prospectus.  We cannot assure that any Underlying Fund will  achieve its  objective.  More  detailed  information  is  contained in the
prospectus  of  each  Underlying  Fund,  including   information  on  the  risks
associated with its investments and investment techniques.

   Prospectuses for the Underlying Funds should be read in conjunction with this
Prospectus.

   The Company has entered  into  agreements  with the  Underlying  Funds and/or certain service providers to the Underlying Funds, such as an underwriter and/or
investment   adviser.   Under   these   agreements,   the  Company  or  Security
Distributors,  Inc. ("SDI") the underwriter of the Contract,  is compensated for providing  various  services to Owners of the Contract  and/or to the Underlying
Funds.  The  compensation  received  by the  Company  or SDI may  come  from the
Underlying Fund,  including  amounts paid under a Rule 12b-1 Plan adopted by the
Underlying Fund, or from one of the Underlying Fund's service providers.

   The services provided by the Company and/or SDI include,  but are not limited to, the following:  (i)  Administrative/Sub-Transfer  Agency  services,  such as maintaining  separate  records  of  each  Contract  Owner's  investment  in  the
Underlying  Funds,  disbursing  or crediting to Contract  Owners the proceeds of redemptions  of Underlying  Funds and providing  account  statements to Contract
Owners  showing  their  beneficial  investment  in the  Underlying  Funds;  (ii)
Shareholder  Services,  such as providing information regarding Underlying Funds to Contract Owners,  maintaining a call center to facilitate  answering Contract
Owner questions regarding the Underlying Funds and effecting transactions in the shares of Underlying Funds on behalf of Contract Owners;  and (iii) Distribution
Services,  such  as  distributing  prospectuses  for  the  Underlying  Funds  to prospective  Contract  Owners,  training  of  sales  personnel  and  such  other distribution  related services as an Underlying Fund may reasonably request. For
providing   Administrative/Sub-Transfer   Agency  services  and/or   Shareholder
Services,  the  compensation  which the  Company  receives  varies  based on the services being provided,  but is generally between 0.15% to 0.50% of the average net assets of the  Contract  invested  in the  Underlying  Fund.  For  providing
Distribution  Services,  the  compensation  which SDI receives is generally  not expected to exceed 0.25% of the average net assets of the  Contract  invested in the Underlying Fund.

THE CONTRACT

GENERAL -- The Company issues the Contract offered by this  Prospectus.  It is a
flexible   purchase  payment  deferred   variable   annuity.   The  Contract  is
significantly  different  from a fixed annuity  contract in that it is the Owner under a Contract who assumes the risk of investment gain or loss rather than the
Company.  When you are ready to begin receiving annuity  payments,  the Contract provides  several  Annuity  Options  under which the Company  will pay  periodic annuity  payments on a variable  basis, a fixed basis or both,  beginning on the
Annuity Start Date. The amount that will be available for annuity  payments will depend  on the  investment  performance  of the  Subaccounts  to which  you have allocated purchase payments.

   The  Contract  is  available  for  purchase  by an  individual  as a  non-tax qualified retirement plan ("Non-Qualified  Plan"). The Contract is also eligible for purchase in connection with certain tax qualified retirement plans that meet the  requirements of Section 403(b),  408, or 408A of the Internal  Revenue Code
("Qualified  Plan").  Certain federal tax advantages are currently  available to retirement  plans that qualify as (1) annuity  purchase  plans of public  school systems  and certain  tax-exempt  organizations  under  Section  403(b),  or (2)
traditional  and Roth  individual  retirement  accounts or annuities,  including traditional IRAs established by an employer under a simplified  employee pension plan, or a SIMPLE IRA plan,  under Section 408.  Joint Owners are permitted only on a Contract issued pursuant to a Non-Qualified Plan. If you are purchasing the contract as an investment  vehicle for a Section  403(b),  408 or 408A Qualified
Plan, you should  consider that the Contract does not provide any additional tax advantages beyond those already  available through the Qualified Plan.  However, the Contract  does offer  features  and  benefits in addition to  providing  tax
deferral  that  other  investments  may  not  offer,   including  death  benefit
protection for your beneficiaries and annuity options which guarantee income for life.  You should  consult with your  financial  professional  as to whether the overall  benefits  and costs of the Contract are  appropriate  considering  your circumstances.

APPLICATION FOR A CONTRACT -- If you wish to purchase a Contract, you may submit an application and an initial  purchase  payment to the Company,  as well as any other form or information that the Company may require. The Company reserves the right to reject an  application or purchase  payment for any reason,  subject to the Company's  underwriting standards and guidelines and any applicable state or federal law relating to nondiscrimination.

   The maximum age of an Owner or Annuitant  for which a Contract will be issued depends on the Rider selected. The maximum issue age of an Owner or Annuitant is
(1) 79 if the Total Protection Rider is selected,  (2) 75 if the Recurring Bonus
Rider is selected, or (3) 80 if the Combination  Guaranteed Growth Death Benefit
and Extra Credit Rider is selected. If there are Joint Owners or Annuitants, the maximum  issue  age  will be  determined  by  reference  to the  older  Owner or
Annuitant.

RIDER OPTIONS -- Upon your  application for the Contract,  you may select one of the following riders:

o  Total Protection;
o  Recurring Bonus; or
o  Combination Guaranteed Growth Death Benefit and Extra Credit.

   Your rider option must be selected at the time of  application  and cannot be changed or  canceled  after your  Contract  is issued.  You must select only one option. Each rider is described below.

   TOTAL  PROTECTION.  This Rider makes available a (1) Guaranteed  Growth Death
Benefit at 5%, (2) Guaranteed  Minimum  Withdrawal  Benefit,  and (3) Guaranteed
Minimum Accumulation Benefit, as described below.

   The GUARANTEED  GROWTH DEATH BENEFIT  provides an enhanced death benefit upon the death of the Owner or any Joint Owner prior to the Annuity  Start Date.  The amount of the death benefit under this Rider will be the greatest of:

1.  The sum of all  purchase  payments,  less  any  withdrawals  and  withdrawal charges;

2.  The Contract Value on the date due proof of death and instructions regarding payment for each Designated Beneficiary are received by the Company; or

3.  The Guaranteed Growth Death Benefit.

   The Guaranteed  Growth Death Benefit is an amount equal to purchase  payments reduced by any premium tax, less an adjustment for any withdrawals, increased at an annual effective rate of interest of 5%. In crediting  interest,  the Company takes into  account  the timing of when each  purchase  payment  and  withdrawal occurred.  The Company  accrues  such  interest  until the  earliest of: (1) the
Annuity Start Date;  (2) the Contract  Anniversary  following the oldest Owner's
80th  birthday;  (3) the date due proof of an  Owner's  death  and  instructions regarding payment are received;  or (4) the six-month anniversary of the Owner's date of death. In the event of a withdrawal, the Guaranteed Growth Death Benefit will be reduced by any  Annual  Withdrawal  Amount  taken  under the  Guaranteed
Minimum Withdrawal Benefit and will be reduced proportionately by any withdrawal that exceeds in whole or in part the Annual  Withdrawal  Amount for the Contract
Year. The Guaranteed  Growth Death Benefit is reduced as of the date of any such withdrawal by a percentage that is determined by dividing the excess  withdrawal amount by  Contract  Value  after  deduction  of any  Annual  Withdrawal  Amount included in the withdrawal.

   The amount of the Guaranteed  Growth Death Benefit shall not exceed an amount equal to 200% of purchase  payments (not  including  any purchase  payments made during the 12 months  preceding  the Owner's date of death),  net of premium tax and any withdrawals,  including  withdrawal  charges.  If the Guaranteed  Growth
Death Benefit on any Valuation  Date is equal to $0, the benefit will  terminate and may not be reinstated or reset after such termination.

   If an Owner dies prior to the Annuity Start Date,  but due proof of death and
instructions   regarding  payment  are  not  received  by  the  Company  at  its
Administrative  Office within six months of the date of the Owner's  death,  the death benefit will be Contract  Value,  as set forth in item 2 above.  The death benefit  proceeds will be the death benefit reduced by any  uncollected  premium tax.

   This Rider also provides a GUARANTEED MINIMUM WITHDRAWAL BENEFIT, which makes available  a minimum  amount for  withdrawal  each  Contract  Year (the  "Annual
Withdrawal  Amount"),  which  is 5% of the  initial  purchase  payment.  You may withdraw the Annual Withdrawal  Amount each Contract Year,  regardless of market performance,  until the  "Remaining  Benefit  Amount"  is  reduced to $0 (Annual
Withdrawal  Amounts not withdrawn during a Contract Year may not be carried over to the next Contract Year).  Withdrawals  under this Rider reduce Contract Value by the amount of the withdrawal,  including any applicable withdrawal charges or premium taxes.

   The  Remaining  Benefit  Amount  initially  is 100% of the  initial  purchase payment.  Each withdrawal of the Annual  Withdrawal Amount reduces the Remaining
Benefit Amount by the amount of the Annual Withdrawal Amount actually taken.

   The Annual  Withdrawal  Amount will remain the same each Contract Year unless you make  additional  purchase  payments,  or  withdraw  more  than  the  Annual
Withdrawal Amount in a Contract Year. If additional  purchase payments are made, the Annual  Withdrawal  Amount  will  increase  by an amount  equal to 5% of the purchase  payment,  and the Remaining  Benefit Amount will increase by an amount equal  to 100%  of the  purchase  payment.  The  Annual  Withdrawal  Amount  and
Remaining  Benefit  Amount  are  reduced  in  the  event  of  a  withdrawal  (or withdrawals) in a Contract Year that exceeds the Annual Withdrawal  Amount. If a
Withdrawal  causes the total amount withdrawn during the Contract Year to exceed the Annual  Withdrawal  Amount,  the Company will reduce the  Remaining  Benefit
Amount  and  Annual  Withdrawal  Amount  in the same  proportion  as the  excess
Withdrawal  reduces Contract Value reduced by any Annual  Withdrawal Amount that is part of the withdrawal.

   For  example,  assuming a  Remaining  Benefit  Amount of  $80,000;  an Annual
Withdrawal  Amount of  $5,000;  and a Contract  Value of  $40,000;  and  further assuming a withdrawal of $8,000 (an excess of $3,000 over the Annual  Withdrawal
Amount);  the reduction of the Remaining  Benefit  Amount and Annual  Withdrawal
Amount would be calculated as follows:

Excess Withdrawal Amount                               $ 3,000
---------------------------------------------------- =  ------ = 0.0857 or 8.57%
Contract Value Less Annual Withdrawal Amount Taken     $35,000

   The Annual  Withdrawal  Amount of $5,000 multiplied by 8.57% would be $428.50 for a reduced Annual  Withdrawal  Amount of $4,571.50 and the Remaining  Benefit
Amount of $80,000 less the Annual  Withdrawal  Amount of $5,000 would be $75,000 multiplied  by 8.57%,  which equals  $6,427.50 for a reduced  Remaining  Benefit
Amount of $68,572.50

   The GUARANTEED MINIMUM  ACCUMULATION  BENEFIT provides that at the end of the
"Term," which is the ten-year period beginning on the Contract Date, the Company will apply an additional  amount to your Contract if the Contract  Value on that date is less  than the  Guaranteed  Minimum  Accumulation  Benefit  amount.  The additional amount will be equal to the difference  between the Contract Value on that date and the Guaranteed Minimum  Accumulation  Benefit amount on that date.
Any  additional  amount  added to your  Contract  will be  allocated  among  the
Subaccounts in the same  proportion as Contract Value is allocated on that date.
No additional  amount will be applied if the Contract  Value is greater than the
Guaranteed Minimum Accumulation Benefit amount on the last day of the Term.

   The Guaranteed Minimum Accumulation Benefit amount is equal to:

o  105% of your initial purchase payment; plus

o  105% of any purchase  payments made during the first three years of the Term;
   less

o  any withdrawals of the Annual Withdrawal Amount under the Guaranteed  Minimum
   Withdrawal Benefit; and less

o  an adjustment for any withdrawals  that exceed in whole or in part the Annual
   Withdrawal Amount for the Contract Year.

   The  adjustment  for  excess  withdrawals   reduces  the  Guaranteed  Minimum
Accumulation  Benefit amount by a percentage  that is determined by dividing the excess  withdrawal  amount by  Contract  Value  after  deduction  of any  Annual
Withdrawal Amount included in the withdrawal.

   The Guaranteed  Minimum  Accumulation  Benefit will terminate upon payment of any additional  amount as described above or upon expiration of the Term without payment of an additional amount.  This benefit may not be reinstated by purchase payments or reset after such termination.

   After the fifth  anniversary of the purchase of this Rider,  you may elect to reset the Remaining Benefit Amount,  the Guaranteed Growth Death Benefit and the
Guaranteed Minimum  Accumulation Benefit to an amount equal to Contract Value on the reset date;  provided that  Contract  Value on that date is greater than the
Remaining  Benefit  Amount.  The Annual  Withdrawal  Amount  will reset to 5% of
Contract Value on the reset date, unless the current Annual Withdrawal Amount is greater,  in which case the Annual  Withdrawal  Amount will remain the same. The
Reset election must be made as to all or none of the Remaining  Benefit  Amount, the  Guaranteed  Growth Death Benefit and the  Guaranteed  Minimum  Accumulation
Benefit.  If you elect a reset, a new Term will begin for the Guaranteed Minimum
Accumulation Benefit effective on the reset date. Once a reset election has been made,  you may not elect another reset until after the fifth  anniversary of the prior  reset  date.  The Company  reserves  the right to require  that resets be effected on a Contract  Anniversary and the Rider charge may be increased in the event  that you elect a reset;  provided,  however,  that such  charge  will not exceed 1.45%.

   This Rider will  terminate  upon the  earliest  of:  (1)  termination  of the
Contract,  (2) the Annuity Start Date,  (3) any Valuation Date on which Contract
Value and the Remaining Benefit Amount are equal to $0, (4) a full withdrawal of
Contract  Value  pursuant to a  withdrawal  that  exceeds the Annual  Withdrawal
Amount for that Contract  Year, or (5) upon the first death of any Owner,  or if the Owner is a  non-natural  person,  the death of an Annuitant or a Joint Owner that is a natural person.

   While this Rider is in effect,  we reserve the right to  restrict  subsequent purchase payments.

   RECURRING BONUS. This Rider makes available a Credit Enhancement, which is an amount  added to your  Contract  Value by the  Company.  The Company will add an
Initial Credit  Enhancement  equal to 4% of purchase  payments for each purchase payment made in the first Contract Year. An Initial Credit  Enhancement will not be added to any purchase payment applied  subsequent to the first Contract Year.
Initial Credit  Enhancements will be allocated among the Subaccounts in the same proportion  as your  purchase  payment.  After the Initial  Credit  Enhancement, additional 4% Recurring  Credit  Enhancements  are paid at every fifth  Contract
Anniversary  that  occurs  prior to the  Annuity  Start Date on the basis of the
Contract  Value at that time,  as long as the  Contract  is in force.  Recurring
Credit  Enhancements  will  be  allocated  among  the  Subaccounts  in the  same proportion as your Contract Value on the date of receipt of the Recurring Credit
Enhancement.

   In the event of a full or partial withdrawal,  the Company will recapture all or part of any Initial Credit  Enhancement that has not yet vested.  There is no vesting schedule  attached to the Recurring Credit  Enhancements.  The Recurring
Credit Enhancements vest immediately.  Each Initial Credit Enhancement will vest completely at the end of the seven-year period that begins on the Contract Date.
An amount equal to 1/7 of the Initial  Credit  Enhancement  will vest as of each anniversary  of the Contract  Date. The amount the Company will recapture in the event of a withdrawal is equal to a percentage of the Initial Credit Enhancement that has not yet vested, determined for each withdrawal by dividing:

1.  The  amount of the  withdrawal,  including  any  contingent  deferred  sales charge, by

2.  Contract Value immediately prior to the withdrawal.

   The Company will recapture Initial Credit Enhancements on withdrawals only to the extent  that total  withdrawals  in a Contract  Year,  including  systematic withdrawals,  exceed the Free Withdrawal amount for that Contract Year. The Free
Withdrawal  amount  is equal in the  first  Contract  Year,  to 10% of  purchase payments,  excluding  any  Initial  Credit  Enhancements,  made during the first
Contract Year and, for any subsequent Contract Year, to 10% of Contract Value as of the first day of that Contract Year.

   If you select  this rider,  you may not select an Annuity  Start Date that is prior to seven years from the Contract Date.

   The Company may  recapture  some or all Initial  Credit  Enhancements  in the event of a full or partial  withdrawal as discussed  above. If you exercise your right to return the Contract  during the Free-Look  period,  your Contract Value will be reduced by the value of any Initial  Credit  Enhancements  applied.  See
"Free-Look Right." Death benefit proceeds may exclude all or part of any Initial
Credit Enhancements. See "Death Benefit."

   The Company expects to make a profit from the charge for this Rider and funds payment of the Credit  Enhancements  through  the Rider  charge and the  vesting schedule.

   COMBINATION  GUARANTEED  GROWTH DEATH  BENEFIT AND EXTRA  CREDIT.  This Rider
makes available an Initial Credit Enhancement,  which is an amount added to your
Contract Value by the Company.  An Initial Credit  Enhancement of 5% of purchase payments will be added to Contract  Value for each purchase  payment made in the first  Contract Year. Any such Credit  Enhancement  will be allocated  among the
Subaccounts in the same proportion as your purchase payment.

   In the event of a full or partial withdrawal,  the Company will recapture all or part of any Initial  Credit  Enhancement  that has not yet vested.  An amount equal to 1/7 of the Initial Credit  Enhancement will vest as of each anniversary of the Contract Date and the Credit  Enhancement will be fully vested at the end of seven  years from that date.  The  amount to be  forfeited  in the event of a withdrawal is equal to a percentage of the Initial Credit  Enhancement  that has not yet vested.  The percentage is determined for each withdrawal as of the date of the withdrawal by dividing:

1.  The amount of the withdrawal, including any withdrawal charges, by
2.  Contract Value immediately prior to the withdrawal.

   The Company will recapture  Credit  Enhancements  on withdrawals  only to the
extent  that  total  withdrawals  in  a  Contract  Year,   including  systematic
withdrawals,  exceed the Free Withdrawal  amount.  The Free Withdrawal amount is equal in the first  Contract  Year, to 10% of purchase  payments,  excluding any
Credit Enhancements, made during the year and, for any subsequent Contract Year, to 10% of Contract Value as of the first day of that Contract Year.

   If you select  this rider,  you may not select an Annuity  Start Date that is prior to seven years from the Contract Date.

   The Company may recapture Initial Credit  Enhancements in the event of a full or partial  withdrawal as discussed  above. If you exercise your right to return the Contract during the Free-Look period, your Contract Value will be reduced by the value of any Credit  Enhancements  applied.  See  "Free-Look  Right."  Death benefit proceeds may exclude all or part of any Initial Credit Enhancements. See
"Death Benefit."

   The Company expects to make a profit from the charge for this Rider and funds payment of the Credit  Enhancements  through  the Rider  charge and the  vesting schedule.

   This Rider also makes  available an enhanced  death benefit upon the death of the Owner or any Joint Owner prior to the Annuity Start Date.  The death benefit will be reduced by any Initial Credit Enhancements  applied during the 12 months preceding the Owner's date of death;  provided that the death benefit defined in
1 below will not be so  reduced.  If an Owner dies  prior to the  Annuity  Start
Date, the amount of the death benefit under this Rider will be the greatest of:

1.  The sum of all purchase  payments (not  including any Credit  Enhancements), less any withdrawals and withdrawal charges;

2.  The Contract Value on the date due proof of death and instructions regarding payment for each Designated Beneficiary are received by the Company; or

3.  The Guaranteed Growth Death Benefit.

   The Guaranteed  Growth Death Benefit is an amount equal to purchase  payments and any Credit  Enhancements,  net of any Premium tax,  less an  adjustment  for withdrawals,  increased  at an annual  effective  rate of  interest  of 5%. (The
Company  will  credit a maximum  rate of 4% for amounts  allocated  to the Money
Market  Subaccount.) In crediting  interest,  the Company takes into account the timing of when each  purchase  payment  and  withdrawal  occurred.  The  Company accrues such interest until the earliest of: (1) the Annuity Start Date; (2) the
Contract  Anniversary  following the oldest Owner's 80th birthday;  (3) the date due proof of the Owner's death and instructions  regarding payment are received;
or (4) the six-month anniversary of the Owner's date of death. In the event of a withdrawal, the Guaranteed Growth Death Benefit is reduced as of the date of the withdrawal by a percentage  found by dividing the withdrawal  amount,  including any withdrawal charges, by Contract Value immediately prior to the withdrawal.

   The amount of the Guaranteed  Growth Death Benefit shall not exceed an amount equal to 200% of purchase payments (not including any Credit Enhancements),  net of premium tax and any withdrawals, including withdrawal charges.

   If an Owner dies prior to the Annuity Start Date,  but due proof of death and
instructions   regarding  payment  are  not  received  by  the  Company  at  its
Administrative  Office within six months of the date of the Owner's  death,  the death benefit will be Contract  Value,  as set forth in item 2 above.  The death benefit  proceeds will be the death benefit reduced by any  uncollected  premium tax. See the discussion under "Death Benefit."

PURCHASE  PAYMENTS -- The minimum initial purchase payment for the purchase of a
Contract  is $25,000.  Thereafter,  you may choose the amount and  frequency  of purchase payments,  except that the minimum subsequent  purchase payment is $25.
The Company may reduce the minimum  purchase payment  requirement  under certain circumstances.  Purchase  payments  exceeding  $1 million  will not be  accepted without prior approval of the Company.

   The Company will apply the initial purchase payment not later than the end of the  second  Valuation  Date  after the  Valuation  Date it is  received  by the
Company;  provided that the purchase  payment is preceded or  accompanied  by an application  that contains  sufficient  information  to establish an account and properly credit such purchase payment.  The application form will be provided by the Company. If the Company does not receive a complete application, the Company will  notify  you that it does not have  the  necessary  information  to issue a
Contract.  If you do not provide the necessary information to the Company within five  Valuation  Dates  after  the  Valuation  Date on which the  Company  first receives the initial  purchase  payment or if the Company  determines  it cannot otherwise  issue the  Contract,  the Company  will  return the initial  purchase payment to you unless you consent to the Company  retaining the purchase payment until the application is made complete.

   The Company  will credit  subsequent  purchase  payments as of the end of the
Valuation Period in which they are received by the Company at its Administrative
Office.  Purchase payments after the initial purchase payment may be made at any time prior to the Annuity Start Date, so long as the Owner is living. Subsequent purchase payments under a Qualified Plan may be limited by the terms of the plan and provisions of the Internal Revenue Code. Subsequent purchase payments may be paid under an Automatic Investment Program. The initial purchase payment must be paid before the Automatic Investment Program will be accepted by the Company.

ALLOCATION OF PURCHASE PAYMENTS -- In an application for a Contract,  you select the Subaccounts to which purchase payments will be allocated.  Purchase payments will be allocated according to your instructions contained in the application or more recent  instructions  received,  if any,  except  that no purchase  payment allocation is permitted  that would result in less than $25.00 per payment being allocated to any one Subaccount. The allocations may be a whole dollar amount or
a  whole  percentage.   Available   allocation   alternatives   consist  of  the
Subaccounts.

   You may change the purchase payment  allocation  instructions by submitting a proper written request to the Company's  Administrative  Office. A proper change in allocation  instructions will be effective upon receipt by the Company at its
Administrative  Office and will  continue in effect until you submit a change in instructions  to the  Company.  You may make  changes in your  purchase  payment
allocation   and  changes  to  an  existing   Dollar  Cost  Averaging  or  Asset
Reallocation  Option by telephone  provided the  Electronic  Transfer  Privilege section of the application or the proper form is completed, signed, and filed at the  Company's  Administrative  Office.  Changes  in the  allocation  of  future purchase  payments have no effect on existing  Contract Value. You may, however, transfer  Contract  Value  among the  Subaccounts  in the  manner  described  in
"Transfers of Contract Value."

DOLLAR COST AVERAGING  OPTION -- Prior to the Annuity Start Date, you may dollar cost average your  Contract  Value by  authorizing  the Company to make periodic transfers of Contract  Value from any one Subaccount to one or more of the other
Subaccounts.  Dollar cost averaging is a systematic method of investing in which securities  are purchased at regular  intervals in fixed dollar  amounts so that the cost of the  securities  gets  averaged  over time and possibly over various market cycles. The option will result in the transfer of Contract Value from one
Subaccount to one or more of the other  Subaccounts.  Amounts  transferred under this option will be credited at the price of the Subaccount as of the end of the
Valuation  Dates on which  the  transfers  are  effected.  Since  the price of a
Subaccount's  Accumulation  Units  will  vary,  the  amounts  transferred  to  a
Subaccount  will result in the  crediting of a greater  number of units when the price is low and a lesser number of units when the price is high. Similarly, the amounts  transferred  from a  Subaccount  will result in a debiting of a greater number  of units  when the price is low and a lesser  number  of units  when the price is high.  Dollar cost  averaging does not guarantee  profits,  nor does it assure that you will not have losses.

   An Asset  Reallocation/Dollar  Cost Averaging form is available upon request.
On the form, you must designate  whether  Contract Value is to be transferred on the basis of a specific  dollar  amount,  a fixed period or earnings  only,  the
Subaccount  or  Subaccounts  to and from which the transfers  will be made,  the desired  frequency  of the  transfers,  which may be on a monthly  or  quarterly basis,  and the length of time during which the transfers  shall continue or the total amount to be transferred over time.

   After the Company has received a Dollar Cost Averaging Request in proper form at its  Administrative  Office,  the Company will transfer Contract Value in the amounts you designate from the Subaccount from which transfers are to be made to the  Subaccount  or  Subaccounts  you have chosen.  The Company will effect each transfer on the date you specify or if no date is  specified,  on the monthly or quarterly anniversary, whichever corresponds to the period selected, of the date of receipt at the  Administrative  Office of a Dollar Cost Averaging  Request in
proper  form.  Transfers  will be made until the total  amount  elected has been transferred,  or until Contract Value in the Subaccount from which transfers are made has been depleted.  Amounts periodically  transferred under this option are not included in the 14 transfers per Contract Year that generally are allowed as discussed under "Transfers of Contract Value."

   You may instruct  the Company at any time to terminate  the option by written request to the  Company's  Administrative  Office.  In that event,  the Contract
Value in the Subaccount  from which  transfers were being made that has not been transferred will remain in that Subaccount unless you instruct us otherwise.  If you wish to continue  transferring  on a dollar cost  averaging  basis after the expiration  of  the  applicable  period,  the  total  amount  elected  has  been transferred,  or the  Subaccount  has been  depleted,  or after the Dollar  Cost
Averaging Option has been canceled,  a new Dollar Cost Averaging Request must be completed and sent to the  Administrative  Office. The Company requires that you wait at least a month (or a quarter if transfers were made on a quarterly basis)
before  reinstating  Dollar Cost Averaging  after it has been terminated for any reason.  The  Company  may  discontinue,  modify,  or suspend  the  Dollar  Cost
Averaging  Option at any time.  The Company does not currently  charge a fee for this option.

ASSET REALLOCATION  OPTION -- Prior to the Annuity Start Date, you may authorize the Company to automatically transfer Contract Value on a quarterly,  semiannual or  annual  basis to  maintain  a  particular  percentage  allocation  among the
Subaccounts.  The  Contract  Value  allocated  to each  Subaccount  will grow or decline in value at  different  rates  during  the  selected  period,  and Asset
Reallocation  automatically reallocates the Contract Value in the Subaccounts to the allocation you selected on a quarterly,  semiannual or annual basis,  as you select.  Asset  Reallocation  is intended to transfer  Contract Value from those
Subaccounts that have increased in value to those Subaccounts that have declined in value.  Over time,  this  method of  investing  may help you buy low and sell high. This investment method does not guarantee profits, nor does it assure that you will not have losses.

   To elect this  option an Asset  Reallocation  Request in proper  form must be
received   by   the   Company   at   its   Administrative   Office.   An   Asset
Reallocation/Dollar  Cost Averaging form is available upon request. On the form, you must indicate the applicable Subaccounts, the applicable time period and the percentage of Contract Value to be allocated to each Subaccount.

   Upon  receipt of the Asset  Reallocation  Request,  the Company will effect a transfer or, in the case of a new Contract,  will allocate the initial  purchase payment,  among the Subaccounts  based upon the  percentages  that you selected.
Thereafter, the Company will transfer Contract Value to maintain that allocation on each quarterly,  semiannual or annual anniversary, as applicable, of the date of the Company's receipt of the Asset  Reallocation  Request in proper form. The amounts  transferred  will be credited at the price of the  Subaccount as of the
end  of  the  Valuation  Date  on  which  the  transfer  is  effected.   Amounts
periodically  transferred under this option are not included in the 14 transfers per Contract Year that  generally are allowed as discussed  under  "Transfers of
Contract Value."

   You may instruct the Company at any time to terminate  this option by written request to the  Company's  Administrative  Office.  In that event,  the Contract
Value in the  Subaccounts  that has not been  transferred  will  remain in those
Subaccounts  regardless  of the  percentage  allocation  unless you  instruct us otherwise.  If you  wish  to  continue  Asset  Reallocation  after  it has  been canceled, a new Asset  Reallocation/Dollar Cost Averaging form must be completed and sent to the Company's  Administrative  Office.  The Company may discontinue, modify,  or  suspend,  and  reserves  the  right to  charge a fee for the  Asset
Reallocation Option at any time. The Company does not currently charge a fee for this option.

TRANSFERS  OF  CONTRACT  VALUE -- You may  transfer  Contract  Value  among  the
Subaccounts upon proper written request to the Company's  Administrative Office.
You may make  transfers  (other  than  transfers  pursuant  to the  Dollar  Cost
Averaging  and  Asset  Reallocation  Options)  by  telephone  if the  Electronic
Transfer  Privilege  section  of the  application  or the  proper  form has been completed,  signed and filed at the Company's Administrative Office. The minimum transfer  amount is $500,  or the amount  remaining in a given  Subaccount.  The minimum  transfer  amount  does not apply to  transfers  under the  Dollar  Cost
Averaging or Asset Reallocation Options.

   The  Company  effects  transfers  between  Subaccounts  at  their  respective
Accumulation  Unit values as of the close of the  Valuation  Period during which the  transfer  request is  received.  The  Company  reserves  the right to limit transfers  to 14 in a  Contract  Year.  The  Subaccounts  are not  designed  for
professional   "market  timing"   organizations,   or  other   organizations  or
individuals  engaging  in  a  market  timing  strategy,   or  making  programmed
transfers,  frequent  transfers or  transfers  that are large in relation to the total assets of the  Underlying  Fund.  These kinds of  strategies  and transfer activities  are  disruptive  to the  Underlying  Funds in which the  Subaccounts invest.  If the  Company  determines  that  your  transfer  patterns  among  the
Subaccounts are disruptive to the Underlying  Funds, the Company may among other things,  restrict the  availability of telephone  transfers or other  electronic transfers  and may  require  that you submit  transfer  requests  in writing via regular  U.S.  mail.  We may also refuse to act on transfer  instructions  of an agent  acting  under a power of attorney  who is acting on behalf of one or more owners. Also, certain of the Underlying Funds have in place limits on the number of transfers  permitted,  which limits are more restrictive than 14 per Contract
Year.  The  Company  reserves  the  right to limit  the  size and  frequency  of transfers and to discontinue telephone and other electronic transfers.

CONTRACT  VALUE  -- The  Contract  Value  is the sum of the  amounts  under  the
Contract held in each Subaccount as of any Valuation Date.

   On each  Valuation  Date,  the  amount of  Contract  Value  allocated  to any particular  Subaccount will be adjusted to reflect the investment  experience of that  Subaccount.  See  "Determination  of Contract Value." No minimum amount of
Contract Value is guaranteed.  You bear the entire  investment  risk relating to the investment performance of Contract Value allocated to the Subaccounts.

DETERMINATION  OF CONTRACT  VALUE -- Your  Contract  Value will vary to a degree that depends upon several factors, including

o  Investment  performance  of the  Subaccounts  to  which  you  have  allocated
   Contract Value,

o  Payment of purchase payments,

o  Full and partial withdrawals, and

o  Charges assessed in connection with the Contract,  including  charges for any optional Riders selected.

   The  amounts  allocated  to a  Subaccount  will be  invested in shares of the corresponding  Underlying  Fund. The investment  performance of each  Subaccount will  reflect  increases  or  decreases  in the net asset value per share of the corresponding Underlying Fund and any dividends or distributions declared by the
Underlying Fund. Any dividends or distributions from any Underlying Fund will be automatically  reinvested  in shares of the same  Underlying  Fund,  unless  the
Company, on behalf of the Separate Account, elects otherwise.

   Assets in the  Subaccounts  are divided into  Accumulation  Units,  which are accounting  units of measure used to calculate the value of an Owner's  interest in a  Subaccount.  When you allocate  purchase  payments to a  Subaccount,  your
Contract is credited with Accumulation  Units. The number of Accumulation  Units to be credited is determined by dividing the dollar amount, including any Credit
Enhancements,  allocated  to the  particular  Subaccount  by the  price  for the
Subaccount's  Accumulation  Units as of the end of the Valuation Period in which the purchase payment is credited.

   In  addition to  purchase  payments,  other  transactions  including  full or partial  withdrawals,  transfers,  and assessment of certain charges against the
Contract  affect the number of  Accumulation  Units credited to a Contract.  The number of units credited or debited in connection  with any such  transaction is determined by dividing the dollar amount of such transaction by the price of the
Accumulation  Unit of the affected  Subaccount next determined  after receipt of the  transaction.  The price of each  Subaccount is determined on each Valuation
Date as of the close of the New York Stock Exchange,  normally 3:00 p.m. Central time. The price of each  Subaccount may be determined  earlier if trading on the
New York Stock Exchange is restricted or as permitted by the SEC.

   The number of Accumulation  Units credited to a Contract shall not be changed by any subsequent  change in the value of an  Accumulation  Unit, but the dollar value of an  Accumulation  Unit may vary from  Valuation  Date to Valuation Date depending upon the investment  experience of the Subaccount and charges  against the Subaccount.

   The  price of each  Subaccount's  units  initially  was $10.  The  price of a
Subaccount  on any  Valuation  Date takes into  account the  following:  (1) the investment  performance  of the  Subaccount,  which is based upon the investment
performance  of  the  corresponding   Underlying  Fund,  (2)  any  dividends  or
distributions  paid by the  corresponding  Underlying Fund, (3) the charges,  if any, that may be assessed by the Company for taxes attributable to the operation of the  Subaccount,  (4) the annual  mortality and expense risk charge under the
Contract of 0.95%,  (5) the annual  Rider  charge  under the  Contract of 1.05%, subject to the  Company's  right to  increase  this charge in the event of reset under the Total  Protection or, and (6) the annual  administration  charge under the Contract of 0.15%.

   The   mortality   and  expense  risk   charge,   the  Rider  charge  and  the
administration  charge are factored into the Accumulation  Unit value or "price"
of each Subaccount on each Valuation Date.

FULL AND  PARTIAL  WITHDRAWALS  -- An Owner  may make a  partial  withdrawal  of
Contract  Value,  or surrender the Contract for its Withdrawal  Value. A full or partial  withdrawal,  including  a  systematic  withdrawal,  may be  taken  from
Contract  Value at any time while the Owner is living  and  before  the  Annuity
Start Date, subject to limitations under the applicable plan for Qualified Plans and applicable law. A full or partial withdrawal request will be effective as of the  end of the  Valuation  Period  that a  proper  Withdrawal  Request  form is received by the Company at its  Administrative  Office. A proper written request must  include  the written  consent of any  effective  assignee  or  irrevocable
Beneficiary, if applicable.

   The  proceeds  received  upon  a  full  withdrawal  will  be  the  Contract's
Withdrawal  Value. The Withdrawal Value is equal to the Contract Value as of the end of the  Valuation  Period during which a proper  Withdrawal  Request form is received  by the  Company  at its  Administrative  Office,  less any  applicable withdrawal charges and any uncollected premium taxes. If a Recurring Bonus Rider or  Combination  Guaranteed  Growth  Death  Benefit and Extra Credit Rider is in
effect,  Contract Value will also be reduced by any Initial Credit  Enhancements that have not yet vested.  See the discussion of vesting of Credit  Enhancements under "Recurring Bonus Rider" and "Combination  Guaranteed  Growth Death Benefit
and Extra Credit Rider."

   The  Company  requires  the  signature  of  all  Owners  on any  request  for withdrawal,  and a guarantee  of all such  signatures  to effect the transfer or exchange of all or part of the Contract for another  investment.  The  signature guarantee  must be provided by an eligible  guarantor,  such as a bank,  broker, credit union,  national securities exchange or savings association.  The Company further  requires  that any request to  transfer or exchange  all or part of the
Contract for another  investment  be made upon a transfer  form  provided by the
Company which is available upon request.

   A partial  withdrawal  may be requested for a specified  percentage or dollar amount of Contract Value.  Each partial  withdrawal must be at least $500 except systematic  withdrawals discussed below. A request for a partial withdrawal will result in a payment  by the  Company  of the  amount  specified  in the  partial withdrawal  request  provided  there is  sufficient  Contract  Value to meet the request.  Any withdrawal charge will be deducted from remaining  Contract Value, provided there is sufficient  Contract Value available.  Alternatively,  you may request that any withdrawal charge be deducted from your payment.  Upon payment, your Contract Value will be reduced by an amount equal to the payment,  plus any applicable  withdrawal charge, or if you requested that any withdrawal charge be deducted  from your  payment,  your payment will be reduced by the amount of any such charge.  Contract Value will also be reduced by a percentage of any Initial
Credit  Enhancements  that  have not yet  vested.  If a  partial  withdrawal  is requested after the first Contract Year that would leave the Withdrawal Value in the  Contract  less than  $2,000,  the Company  reserves  the right to treat the partial withdrawal as a request for a full withdrawal.

   The Company will deduct the amount of a partial  withdrawal from the Contract
Value in the Subaccounts,  according to the Owner's instructions to the Company.
If you do not specify the allocation,  the Company will deduct the withdrawal in the same proportion that Contract Value is allocated among the Subaccounts.

   A full or partial  withdrawal,  including  a  systematic  withdrawal,  may be subject to a withdrawal  charge if a withdrawal is made from  purchase  payments that have been held in the Contract for less than seven years and may be subject to a premium  tax charge to  reimburse  the Company for any tax on premiums on a
Contract  that  may  be  imposed  by  various  states  and  municipalities.  See
"Contingent Deferred Sales Charge" and "Premium Tax Charge."

   If partial  withdrawals in a Contract Year exceed the Annual Withdrawal Limit under the Total Protection  Rider, the Company will reduce the Annual Withdrawal
Limit and Remaining Benefit Amount as discussed under "Total Protection."

   A full or partial withdrawal,  including a systematic withdrawal,  may result in  receipt  of  taxable  income to the Owner  and,  if made  prior to the Owner attaining  age 59 1/2,  may be  subject  to a 10%  penalty  tax.  In the case of
Contracts  issued in connection with retirement plans that meet the requirements of Section 403(b) or 408 of the Internal Revenue Code,  reference should be made
to  the  terms  of  the  particular   Qualified  Plan  for  any  limitations  or
restrictions  on  withdrawals.   For  more  information,  see  "Restrictions  on
Withdrawals  from Qualified  Plans." The tax  consequences of a withdrawal under the Contract should be carefully considered. See "Federal Tax Matters."

SYSTEMATIC WITHDRAWALS -- The Company currently offers a feature under which you may select  systematic  withdrawals.  Under this feature,  an Owner may elect to receive systematic  withdrawals while the Owner is living and before the Annuity
Start Date by sending a properly  completed  Request  for  Scheduled  Systematic
Payments form to the Company at its  Administrative  Office.  This option may be elected at any time. An Owner may designate the systematic  withdrawal amount as a percentage of Contract Value allocated to the Subaccounts,  as a fixed period, as  level  payments,  as a  specified  dollar  amount,  as all  earnings  in the
Contract,  or based  upon the life  expectancy  of the  Owner or the Owner and a
Beneficiary. An Owner also may designate the desired frequency of the systematic withdrawals,  which may be monthly,  quarterly,  semiannually  or annually.  The
Owner may stop or modify  systematic  withdrawals  upon proper  written  request received by the Company at its Administrative Office at least 30 days in advance of the requested  date of  termination  or  modification.  A proper request must
include  the  written   consent  of  any  effective   assignee  or   irrevocable
Beneficiary, if applicable.

   Each systematic withdrawal must be at least $100. Upon payment, your Contract
Value  will be  reduced  by an amount  equal to the  payment  proceeds  plus any applicable  withdrawal  charge  and  premium  tax.  Contract  Value will also be reduced by a percentage  of any Initial  Credit  Enhancements  that have not yet vested.  See "Recurring  Bonus Rider" and "Combination  Guaranteed  Growth Death
Benefit  and Extra  Credit  Rider."  Any  systematic  withdrawal  that equals or exceeds the Withdrawal Value will be treated as a full  withdrawal.  In no event will  payment of a  systematic  withdrawal  exceed  the  Withdrawal  Value.  The
Contract  will  automatically  terminate if a systematic  withdrawal  causes the
Contract's Withdrawal Value to equal zero.

   The  Company  will  effect each  systematic  withdrawal  as of the end of the
Valuation Period during which the withdrawal is scheduled.  The deduction caused by the systematic  withdrawal,  including any applicable withdrawal charge, will be allocated to your Contract Value in the Subaccounts, as you have directed. If you do not  specify the  allocation,  the  Company  will  deduct the  systematic withdrawal in the same  proportion  that Contract  Value is allocated  among the
Subaccounts.

   The Company may, at any time,  discontinue,  modify,  suspend or charge a fee for systematic withdrawals.  If systematic withdrawals in a Contract Year exceed the Annual  Withdrawal Limit under the Total Protection  Rider, the Company will reduce the Annual  Withdrawal  Limit and Remaining  Benefit  Amount as discussed under "Total  Protection." You should consider carefully the tax consequences of a systematic  withdrawal,  including the 10% penalty tax which may be imposed on withdrawals  made prior to the Owner  attaining  age 59 1/2.  See  "Federal  Tax
Matters."

FREE-LOOK RIGHT -- You may return a Contract within the Free-Look Period,  which is generally a ten-day period  beginning when you receive the Contract.  In this event, the Company will then deem void the returned  Contract and will refund to you as of the  Valuation  Date on which we receive  your  Contract  any Contract
Value allocated to the Subaccounts, plus any charges deducted from such Contract
Value, less the Contract Value attributable to any Credit Enhancements.

   Some states' laws require us to refund your purchase payments instead of your
Contract  Value.  If your  Contract is  delivered in one of those states and you return your  Contract  during the  Free-Look  Period,  the  Company  will refund purchase payments allocated to the Subaccounts rather than Contract Value.

DEATH  BENEFIT -- If the Owner dies prior to the  Annuity  Start Date while this
Contract is in force,  the Company  will pay the death  benefit  proceeds to the
Designated  Beneficiary  upon  receipt  of due  proof of the  Owner's  death and instructions regarding payment to the Designated Beneficiary. If there are Joint
Owners,  the death benefit proceeds will be payable upon receipt of due proof of death of either Owner and instructions regarding payment.

   If the  surviving  spouse  of the  deceased  Owner  is  the  sole  Designated
Beneficiary, such spouse may elect to continue the Contract in force, subject to certain  limitations.  See  "Distribution  Requirements."  If the Owner is not a
natural person,  the death benefit  proceeds will be payable upon receipt of due proof of death of the Annuitant prior to the Annuity Start Date and instructions regarding  payment.  If the  death of the Owner  occurs on or after the  Annuity
Start Date,  any death benefit will be determined  according to the terms of the
Annuity Option. See "Annuity Options."

   The  death  benefit  proceeds  will  be  the  death  benefit  reduced  by any uncollected  premium  tax.  If the age of each  Owner was 80 or  younger  on the
Contract  Date and an Owner  dies  prior to the  Annuity  Start  Date while this
Contract is in force, the amount of the death benefit will be the greater of:

1.  The sum of all purchase  payments (not  including any Credit  Enhancements), less any reductions  caused by previous  withdrawals,  including  withdrawal charges, or

2.  The Contract Value on the date due proof of death and instructions regarding payment are received by the Company  (less any Initial  Credit  Enhancements applied during the 12 months prior to the date of the Owner's death).

   If any Owner  was age 81 or older on the  Contract  Date,  or if due proof of death and instructions  regarding payment are not received by the Company at its
Administrative  Office within six months of the date of the Owner's  death,  the death benefit will be as set forth in item 2 above.

   If you purchased the Total  Protection  Rider or the  Combination  Guaranteed
Growth Death  Benefit and Extra Credit Rider,  which  provide an enhanced  death benefit,  your death benefit will be determined in accordance  with the terms of the Rider. See the discussion of the Total Protection and Combination Guaranteed
Growth Death Benefit and Extra Credit Riders.

   The death benefit  proceeds will be paid to the  Designated  Beneficiary in a single sum or under one of the  Annuity  Options,  as elected by the  Designated
Beneficiary.  If the Designated Beneficiary is to receive annuity payments under an Annuity  Option,  there may be limits under  applicable law on the amount and duration  of  payments  that  the  Beneficiary  may  receive,  and  requirements respecting timing of payments.  A tax adviser should be consulted in considering
Annuity Options. See "Federal Tax Matters" and "Distribution Requirements" for a
discussion of the tax consequences in the event of death.

DISTRIBUTION   REQUIREMENTS  --  For  Contracts  issued  in  connection  with  a
Non-Qualified  Plan, if the surviving  spouse of the deceased  Owner is the sole
Designated Beneficiary, such spouse may elect to continue this Contract in force until the  earliest of the spouse's  death or the Annuity  Start Date or receive the death benefit proceeds.

   For any  Designated  Beneficiary  other than a surviving  spouse,  only those options may be chosen that  provide for  complete  distribution  of such Owner's interest in the  Contract  within  five years of the death of the Owner.  If the
Designated  Beneficiary is a natural person, that person alternatively can elect to begin receiving  annuity payments within one year of the Owner's death over a period not extending beyond his or her life or life expectancy.  If the Owner of the Contract is not a natural person,  these  distribution  rules are applicable upon the death of or a change in the primary Annuitant.

   For Contracts  issued in connection  with a Qualified  Plan, the terms of the particular  Qualified Plan and the Internal Revenue Code should be reviewed with respect to limitations or restrictions on  distributions  following the death of the Owner or  Annuitant.  Because the rules  applicable  to Qualified  Plans are extremely complex, a competent tax adviser should be consulted.

DEATH OF THE ANNUITANT -- If the Annuitant dies prior to the Annuity Start Date, and the Owner is a natural  person and is not the  Annuitant,  no death  benefit proceeds will be payable under the Contract.  The Owner may name a new Annuitant within 30 days of the Annuitant's  death.  If a new Annuitant is not named,  the
Company will  designate  the Owner as  Annuitant.  On the death of the Annuitant after the Annuity Start Date,  any  guaranteed  payments  remaining  unpaid will continue to be paid to the Designated Beneficiary pursuant to the Annuity Option in force at the date of death.

CHARGES AND DEDUCTIONS

CONTINGENT  DEFERRED  SALES CHARGE -- The Company does not deduct sales  charges from purchase payments before allocating them to Contract Value. However, except as set forth below,  the Company may assess a contingent  deferred  sales charge
(which may also be  referred to as a  "withdrawal  charge") on a full or partial withdrawal,  including  systematic  withdrawals,  depending  on  how  long  your purchase payments have been held under the Contract.

   The Company will waive the  withdrawal  charge on  withdrawals  to the extent that total withdrawals in a Contract Year, including systematic withdrawals,  do not exceed the Free Withdrawal  amount.  The Free Withdrawal  amount is equal in the first  Contract  Year,  to 10% of purchase  payments,  excluding  any Credit
Enhancements,  made during the year and for any subsequent Contract Year, to 10%
of Contract Value as of the first day of that Contract Year.

   The withdrawal charge applies to the portion of any withdrawal, consisting of purchase  payments,  that exceeds the Free  Withdrawal  amount.  For purposes of determining the withdrawal charge, withdrawals are considered to come first from purchase  payments in the order they were received and then from  earnings.  The withdrawal  charge does not apply to  withdrawals of earnings.  Free  withdrawal amounts do not reduce  purchase  payments for the purpose of determining  future withdrawal charges.

   The amount of the charge will depend on how long your purchase  payments have been held under the Contract.  Each  purchase  payment you make is considered to have a certain "age," depending on the length of time since the purchase payment was effective. A purchase payment is "age one" in the year beginning on the date the purchase  payment is received by the Company and  increases in age each year thereafter.  The  withdrawal  charge is  calculated  according to the  following schedule:

                 ===================================
                 PURCHASE PAYMENT AGE     WITHDRAWAL
                      (IN YEARS)            CHARGE
                 -----------------------------------
                           1                 9.0%
                           2                 8.0%
                           3                 6.5%
                           4                 5.5%
                           5                 5.0%
                           6                 5.0%
                           7                 4.0%
                           8                 4.0%
                           9                 2.0%
                      10 and over            0.0%
                 ===================================

   In no event  will the  amount of any  withdrawal  charge,  when added to such charge  previously  assessed  against any amount  withdrawn  from the  Contract, exceed  9% of  purchase  payments  paid  under the  Contract.  In  addition,  no withdrawal  charge will be imposed upon: (1) payment of death benefit  proceeds;
or (2) annuity  payments  under options that provide for payments for life, or a period of at least seven years.  The Company will assess the  withdrawal  charge against the  Subaccounts in the same  proportion as the withdrawal  proceeds are allocated.

   The Company  pays sales  commissions  to  broker-dealers  and other  expenses associated with the promotion and sales of the Contracts.  The withdrawal charge is designed to reimburse  the Company for these  costs,  although it is expected that  actual  expenses  will be greater  than the amount of the  charge.  To the extent that all sales expenses are not recovered from the charge,  such expenses may be recovered from other charges,  including amounts derived  indirectly from the charge for mortality and expense risk.  Broker-dealers may receive aggregate commissions of up to 9.0% of aggregate purchase  payments.  The Company also may pay override payments, expense allowances, bonuses, wholesaler fees and training allowances.  Registered representatives earn commissions from the broker-dealers with which they are  affiliated  and such  arrangements  will vary. In addition, registered representatives may be eligible under programs adopted by the Company to receive  non-cash  compensation  such as expense-paid due diligence trips and educational  seminars.  No  compensation  will be  offered  to the  extent it is prohibited by the laws of any state or self-regulatory agency, such as the NASD.

MORTALITY AND EXPENSE RISK CHARGE -- The Company  deducts a charge for mortality and expense risks assumed by the Company under the Contract. The Company deducts a daily charge equal to 0.95%, on an annual basis, of each Subaccount's  average daily net assets.

   During the Annuity  Period,  the  mortality  and expense risk charge is 1.25%
under Options 1 through 4, 7 and 8, in lieu of the amounts set forth above.  The mortality  and expense  risk charge is  intended to  compensate  the Company for certain  mortality  and  expense  risks the  Company  assumes  in  offering  and administering the Contract and in operating the Subaccounts.

   The expense risk is the risk that the  Company's  actual  expenses in issuing and  administering  the Contract and operating the Subaccounts will be more than the charges assessed for such expenses.  The mortality risk borne by the Company is the risk that  Annuitants,  as a group,  will live longer than the  Company's actuarial  tables predict.  In this event,  the Company  guarantees that annuity payments will not be affected by a change in mortality  experience  that results in the payment of greater  annuity income than assumed under the Annuity Options in the Contract.  The Company also assumes a mortality  risk in connection  with the death benefit under the Contract.

   The Company may ultimately realize a profit from this charge to the extent it is not needed to cover mortality and  administrative  expenses,  but the Company may realize a loss to the extent the charge is not  sufficient.  The Company may use any  profit  derived  from this  charge for any  lawful  purpose,  including
distribution   expenses.   See   "Determination  of  Contract  Value"  for  more
information about how the Company deducts the mortality and expense risk charge.

RIDER CHARGE -- The Company  deducts a daily charge for the risks assumed by the
Company under the applicable  rider equal to 1.05%,  on an annual basis, of each
Subaccount's  average daily net assets.  The Company will deduct this charge for the life of the Contract beginning on the Contract Date.

ADMINISTRATION CHARGE -- The Company deducts a daily administration charge equal to 0.15%, on an annual basis, of each Subaccount's average daily net assets. The purpose of this charge is to compensate the Company for the expenses  associated with  administration  of the Contract  and  operation  of the  Subaccounts.  The
Company  will deduct this charge for the life of the  Contract  beginning on the
Contract Date.

PREMIUM TAX CHARGE -- Various states and municipalities impose a tax on premiums on annuity contracts received by insurance  companies.  Whether or not a premium tax is imposed  will depend  upon,  among  other  things,  the Owner's  state of residence,  the Annuitant's  state of residence,  and the insurance tax laws and the Company's  status in a particular  state. The Company assesses a premium tax charge to reimburse itself for premium taxes that it incurs in connection with a
Contract.  The Company deducts this charge when due,  typically upon the Annuity
Start Date or payment of a purchase payment.  The Company may deduct premium tax upon a full or partial  withdrawal if a premium tax has been incurred and is not refundable.  The Company  reserves the right to deduct premium taxes when due or any time thereafter.  Premium tax rates currently range from 0% to 3.5%, but are subject to change by a governmental entity.

OTHER CHARGES -- The Company may charge the Separate  Account or the Subaccounts for the  federal,  state,  or  local  taxes  incurred  by the  Company  that are attributable to the Separate Account or the Subaccounts, or to the operations of the Company with respect to the Contract, or that are attributable to payment of premiums or  acquisition  costs under the Contract.  No such charge is currently assessed.  See "Tax Status of the Company and the Separate  Account" and "Charge
for the Company's Taxes."

VARIATIONS  IN  CHARGES  -- The  Company  may  reduce or waive the amount of the contingent  deferred sales charge and certain other charges for a Contract where the expenses  associated with the sale of the Contract or the administrative and maintenance  costs  associated with the Contract are reduced for reasons such as the amount of the initial purchase payment or projected purchase payments or the
Contract is sold in connection with a group or sponsored arrangement.

GUARANTEE OF CERTAIN CHARGES -- The Company  guarantees that: (1) the charge for mortality  and  expense  risks  will not exceed an annual  rate of 0.95%  (1.25%
during the Annuity Period) of each  Subaccount's  average daily net assets;  (2)
the  administration  charge  will not  exceed  an  annual  rate of 0.15% of each
Subaccount's  average daily net assets; and (3) the Rider charge will not exceed an annual rate of 1.05% of each Subaccount's  average daily net assets,  subject to the Company's right to increase the charge for the Total  Protection rider up to 1.45% in the event that the reset option is elected.

UNDERLYING  FUND EXPENSES -- Each Subaccount of the Separate  Account  purchases shares  at the net  asset  value  of the  corresponding  Underlying  Fund.  Each
Underlying Fund's net asset value reflects the investment advisory fee and other expenses that are deducted from the assets of the  Underlying  Fund.  These fees and expenses are not deducted from the Subaccounts, but are paid from the assets of the corresponding  Underlying Fund. As a result, the Owner indirectly bears a pro rata  portion  of such  fees  and  expenses.  The  advisory  fees and  other expenses,  if any,  which are more fully  described  in each  Underlying  Fund's prospectus, are not specified or fixed under the terms of the Contract.

ANNUITY PERIOD

GENERAL -- You select the  Annuity  Start Date at the time of  application.  The
Annuity Start Date may not be prior to the third annual Contract anniversary and may not be deferred beyond the Annuitant's 95th birthday,  although the terms of a  Qualified  Plan and the laws of  certain  states may  require  that you start annuity  payments at an earlier age. If you do not select an Annuity Start Date, the Annuity Start Date will be the later of the Annuitant's 70th birthday or the tenth  annual  Contract  Anniversary.  If you do not select an  Annuity  Option, annuity  payments will not begin until you make a selection,  which may be after the  Annuity  Start  Date.  See  "Selection  of an  Option."  If there are Joint
Annuitants,  the birth date of the older Annuitant will be used to determine the latest Annuity Start Date.

   On the Annuity Start Date, the proceeds under the Contract will be applied to provide an Annuity  under one of the  options  described  below.  Each option is available  in  two  forms--either  as  a  variable  Annuity  for  use  with  the
Subaccounts or as a fixed Annuity.  A combination  variable and fixed Annuity is also  available.  Variable  annuity  payments will fluctuate with the investment performance of the applicable Subaccounts while fixed annuity payments will not.
The proceeds  under the Contract will be equal to your Contract  Value as of the
Annuity Start Date,  reduced by any applicable  premium taxes and, for Options 1 through 4, 7 and 8, a pro rata account administration charge, if applicable.

   The Contract  provides for eight Annuity Options.  The Company may make other
Annuity Options available upon request. Annuity payments under Annuity Options 1 through  4, 7 and 8 are based  upon  annuity  rates  that vary with the  Annuity
Option  selected.  In the case of Options 1 through 4 and 8, the  annuity  rates will vary based on the age and sex of the  Annuitant,  except that unisex  rates are  available  where  required by law.  The  annuity  rates  reflect  your life expectancy  based upon your age as of the  Annuity  Start Date and your  gender, unless  unisex  rates  apply.  The  annuity  rates  are based  upon the  1983(a)
mortality  table with mortality  improvement  under  projection  scale G and are adjusted to reflect an assumed interest rate of 3.5%,  compounded  annually.  In the case of Options 5 and 6 as described below,  annuity payments are based upon
Contract Value without regard to annuity rates.

   Annuity  Options 1 through 4 and 8 provide for payments to be made during the lifetime of the  Annuitant.  Annuity  payments  under such options  cease in the event of the  Annuitant's  death,  unless the option  provides  for a guaranteed minimum number of payments,  for example a life income with guaranteed  payments of 5, 10, 15 or 20 years.  The level of annuity  payments  will be  greater  for shorter  guaranteed periods and less for longer guaranteed  periods.  Similarly, payments  will be  greater  for life  annuities  than  for  joint  and  survivor annuities,  because  payments for life  annuities  are expected to be made for a shorter period.

   You  may  elect  to  receive  annuity  payments  on  a  monthly,   quarterly,
semiannual,  or annual  basis,  although no payments  will be made for less than
$100.  If the  frequency of payments  selected  would result in payments of less than $100, the Company reserves the right to change the frequency.

   You may  designate  or change an  Annuity  Start  Date,  Annuity  Option,  or
Annuitant,  provided  proper  written  notice is  received by the Company at its
Administrative Office at least 30 days prior to the Annuity Start Date set forth in the  Contract.  The date  selected as the new  Annuity  Start Date must be at least 30 days after the date written notice requesting a change of Annuity Start
Date is received at the Company's Administrative Office.

   Once annuity payments have commenced under Annuity Options 1 through 4 and 8, an Annuitant or Owner cannot change the Annuity Option and cannot  surrender his or her annuity and receive a lump-sum settlement in lieu thereof.  Under Annuity
Options 5 through 7, full or partial  withdrawals  may be made after the Annuity
Start Date, subject to any applicable  withdrawal charge. The Contract specifies annuity tables for Annuity  Options 1 through 4, 7 and 8, described  below.  The tables contain the guaranteed  minimum dollar amount (per $1,000 applied) of the
FIRST  annuity  payment for a variable  Annuity and each  annuity  payment for a fixed Annuity.

ANNUITY OPTIONS--

   OPTION 1 -- LIFE INCOME.  Periodic  annuity  payments will be made during the lifetime of the Annuitant. It is possible under this Option for any Annuitant to receive only one annuity payment if the Annuitant's  death occurred prior to the due date of the second annuity  payment,  two if death occurred prior to the due date of the third annuity  payment,  etc. THERE IS NO MINIMUM NUMBER OF PAYMENTS
GUARANTEED  UNDER  THIS  OPTION.  PAYMENTS  WILL  CEASE  UPON  THE  DEATH OF THE
ANNUITANT REGARDLESS OF THE NUMBER OF PAYMENTS RECEIVED.

   OPTION 2 -- LIFE  INCOME WITH  GUARANTEED  PAYMENTS OF 5, 10, 15 OR 20 YEARS.
Periodic annuity payments will be made during the lifetime of the Annuitant with the promise that if, at the death of the Annuitant,  payments have been made for less than a stated period,  which may be five, ten,  fifteen or twenty years, as elected by the Owner, annuity payments will be continued during the remainder of such period to the Designated Beneficiary.  Upon the Annuitant's death after the period certain, no further annuity payments will be made.

   OPTION 3 -- LIFE WITH  INSTALLMENT  OR UNIT REFUND OPTION.  Periodic  annuity payments  will be made  during the  lifetime of the  Annuitant  with the promise that,  if at the death of the  Annuitant,  the number of payments  that has been made is less than the number  determined  by dividing the amount  applied  under this  Option by the  amount  of the  first  payment,  annuity  payments  will be continued to the Designated  Beneficiary  until that number of payments has been made.

   OPTION 4 -- JOINT AND LAST SURVIVOR. Annuity payments will be made as long as either  Annuitant is living.  Upon the death of one Annuitant,  annuity payments continue to the  surviving  Annuitant at the same or a reduced  level of 75%, 66
2/3% or 50% of annuity  payments as elected by the Owner at the time the Annuity
Option is selected.  With respect to fixed annuity  payments,  the amount of the annuity payment,  and with respect to variable annuity  payments,  the number of
Annuity Units used to determine the annuity payment,  is reduced as of the first annuity  payment  following the  Annuitant's  death.  It is possible  under this
Option for only one annuity  payment to be made if both Annuitants died prior to the second annuity payment due date, two if both died prior to the third annuity payment due date, etc. AS IN THE CASE OF OPTION 1, THERE IS NO MINIMUM NUMBER OF
PAYMENTS GUARANTEED UNDER THIS OPTION. PAYMENTS CEASE UPON THE DEATH OF THE LAST
SURVIVING ANNUITANT, REGARDLESS OF THE NUMBER OF PAYMENTS RECEIVED.

   OPTION 5 -- PAYMENTS FOR SPECIFIED PERIOD.  Periodic annuity payments will be made for a fixed  period,  which may be from 5 to 20 years,  as  elected  by the
Owner.  The amount of each Annuity  Payment is determined  by dividing  Contract
Value by the number of Annuity  Payments  remaining  in the  period.  If, at the death of all  Annuitants,  payments  have been  made for less than the  selected fixed period,  the  remaining  unpaid  payments  will be paid to the  Designated
Beneficiary.

   OPTION 6 -- PAYMENTS OF A SPECIFIED AMOUNT.  Periodic annuity payments of the amount elected by the Owner will be made until Contract Value is exhausted, with the guarantee that, if, at the death of all Annuitants,  all guaranteed payments have  not yet been  made,  the  remaining  unpaid  payments  will be paid to the
Designated Beneficiary.

   OPTION 7 -- PERIOD  CERTAIN.  Periodic  annuity  payments  will be made for a stated period, which may be 5, 10, 15 or 20 years, as elected by the Owner. This option  differs from Option 5 in that Annuity  Payments  are  calculated  on the basis of Annuity  Units.  If the Annuitant  dies prior to the end of the period, the remaining payments will be made to the Designated Beneficiary.

   OPTION 8 -- JOINT AND CONTINGENT  SURVIVOR OPTION.  Periodic annuity payments will be made  during the life of the  primary  Annuitant.  Upon the death of the primary Annuitant,  payments will be made to the contingent Annuitant during his or her life.  If the  contingent  Annuitant  is not living upon the death of the primary Annuitant,  no payments will be made to the contingent Annuitant.  It is possible  under  this  Option  for only one  annuity  payment to be made if both
Annuitants  died prior to the second annuity  payment due date, two if both died prior to the third  annuity  payment due date,  etc. AS IN THE CASE OF OPTIONS 1
AND 4, THERE IS NO MINIMUM  NUMBER OF  PAYMENTS  GUARANTEED  UNDER THIS  OPTION.
PAYMENTS CEASE UPON THE DEATH OF THE LAST SURVIVING ANNUITANT, REGARDLESS OF THE
NUMBER OF PAYMENTS RECEIVED.

   VALUE OF VARIABLE ANNUITY PAYMENTS: ASSUMED INTEREST RATE. The annuity tables in the  Contract  which are used to  calculate  variable  annuity  payments  for
Annuity Options 1 through 4, 7 and 8 are based on an "assumed  interest rate" of
3 1/2%,  compounded  annually.  Variable annuity payments  generally increase or decrease from one annuity payment date to the next based upon the performance of the applicable  Subaccounts  during the interim period  adjusted for the assumed interest rate. If the  performance  of the  Subaccount  selected is equal to the assumed  interest  rate,  the  annuity  payments  will remain  constant.  If the performance of the  Subaccounts  is greater than the assumed  interest rate, the annuity payments will increase and if it is less than the assumed interest rate, the annuity  payments will decline.  A higher assumed interest rate would mean a higher  initial  annuity  payment  but the amount of the annuity  payment  would increase  more slowly in a rising  market (or the amount of the annuity  payment would decline more rapidly in a declining market). A lower assumption would have the opposite effect.

   The Company calculates variable annuity payments under Options 1 through 4, 7 and 8 using Annuity Units.  The value of an Annuity Unit for each  Subaccount is determined as of each Valuation Date and was initially  $1.00.  The Annuity Unit value of a Subaccount  as of any  subsequent  Valuation  Date is  determined  by adjusting  the Annuity  Unit value on the  previous  Valuation  Date for (1) the interim  performance of the corresponding  Underlying Fund; (2) any dividends or distributions  paid by the corresponding  Underlying Fund; (3) the mortality and expense risk and administration  charges;  (4) the charges,  if any, that may be assessed  by  the  Company  for  taxes  attributable  to  the  operation  of the
Subaccount; and (5) the assumed interest rate.

   The Company  determines  the number of Annuity  Units used to calculate  each variable  annuity payment as of the Annuity Start Date. As discussed  above, the
Contract  specifies  annuity  rates for  Options  1 through  4, 7 and 8 for each
$1,000 applied to an Annuity  Option.  The proceeds under the Contract as of the
Annuity  Start Date,  are divided by $1,000 and the result is  multiplied by the rate per $1,000 specified in the annuity tables to determine the initial annuity payment for a variable annuity and the guaranteed  monthly annuity payment for a fixed annuity.

   On the Annuity Start Date, the Company divides the initial  variable  annuity payment  by the value as of that  date of the  Annuity  Unit for the  applicable
Subaccount to determine  the number of Annuity  Units to be used in  calculating subsequent annuity payments.  If variable annuity payments are allocated to more than one Subaccount,  the number of Annuity Units will be determined by dividing the portion of the initial variable annuity payment allocated to a Subaccount by the value of that  Subaccount's  Annuity Unit as of the Annuity Start Date.  The
initial  variable  annuity  payment is allocated to the  Subaccounts in the same proportion as the Contract  Value is allocated as of the Annuity Start Date. The number of Annuity Units will remain  constant for subsequent  annuity  payments, unless the Owner exchanges Annuity Units among Subaccounts or makes a withdrawal under Option 7.

   Subsequent variable annuity payments are calculated by multiplying the number of Annuity  Units  allocated to a Subaccount by the value of the Annuity Unit as of the date of the annuity payment.  If the annuity payment is allocated to more than one  Subaccount,  the  annuity  payment is equal to the sum of the  payment amount determined for each Subaccount.

SELECTION OF AN OPTION -- You should  carefully  review the Annuity Options with your financial or tax adviser. For Contracts used in connection with a Qualified
Plan,  reference  should  be made to the  terms of the  particular  plan and the requirements of the Internal Revenue Code for pertinent  limitations  respecting annuity  payments and other matters.  For instance,  Qualified  Plans  generally require that annuity  payments  begin no later than April 1 of the calendar year following the year in which the Annuitant reaches age 70 1/2. In addition, under a Qualified  Plan,  the period  elected for  receipt of annuity  payments  under
Annuity  Options  (other than Life Income)  generally  may be no longer than the joint life  expectancy  of the Annuitant  and  beneficiary  in the year that the
Annuitant  reaches  age 70 1/2,  and  must  be  shorter  than  such  joint  life expectancy if the beneficiary is not the Annuitant's spouse and is more than ten years younger than the Annuitant.

   For a Non-Qualified  Plan, the Company does not allow annuity  payments to be deferred beyond the Annuitant's 95th birthday.

MORE ABOUT THE CONTRACT

OWNERSHIP -- The Owner is the person named as such in the  application or in any later change shown in the Company's  records.  While living, the Owner alone has the right to receive all  benefits  and  exercise  all rights that the  Contract grants or the  Company  allows.  The Owner may be an entity that is not a living person  such as a trust  or  corporation  referred  to  herein  as  "Non-natural
Persons." See "Federal Tax Matters."

   JOINT  Owners.  The  Joint  Owners  will be  joint  tenants  with  rights  of survivorship  and upon the death of an Owner,  the surviving  Owner shall be the sole Owner. Any Contract transaction requires the signature of all persons named jointly.

DESIGNATION  AND CHANGE OF  BENEFICIARY  -- The  Designated  Beneficiary  is the
person having the right to the death benefit,  if any, payable upon the death of the  Owner or Joint  Owner  prior to the  Annuity  Start  Date.  The  Designated
Beneficiary  is the first person on the following  list who is alive on the date of death of the Owner or the Joint  Owner:  the  Owner;  the  Joint  Owner;  the
Primary Beneficiary; the Secondary Beneficiary; the Annuitant; or if none of the above are alive, the Owner's estate.  The Primary  Beneficiary is the individual named as such in the  application  or any later  change  shown in the  Company's records.  The Primary Beneficiary will receive the death benefit of the Contract only if he or she is alive on the date of death of both the  Owner and any Joint
Owner prior to the Annuity Start Date. Because the death benefit of the Contract goes to the first  person on the above list who is alive on the date of death of any  Owner,  careful  consideration  should be given to the  manner in which the
Contract is registered,  as well as the designation of the Primary  Beneficiary.
The Owner may change the Primary  Beneficiary  at any time while the Contract is in force by written request on forms provided by the Company and received by the
Company at its  Administrative  Office.  The  change  will not be binding on the
Company  until it is received and  recorded at its  Administrative  Office.  The change  will be  effective  as of the date this form is  signed  subject  to any payments  made or other  actions  taken by the  Company  before  the  change  is received and recorded. A Secondary Beneficiary may be designated.  The Owner may designate a permanent  Beneficiary  whose rights  under the  Contract  cannot be changed without his or her consent.

   Reference should be made to the terms of a particular  Qualified Plan and any applicable  law for any  restrictions  or  limitations  on the  designation of a
Beneficiary.  Many qualified  plans do not allow the  designation of any primary beneficiary  except a spouse  unless  the  spouse  consents  and the  consent is witnessed by a plan representative or a Notary Public.

DIVIDENDS -- The Contract does not share in the surplus earnings of the Company, and no dividends will be paid.

PAYMENTS  FROM THE SEPARATE  Account -- The Company will pay any full or partial withdrawal  benefit or death benefit  proceeds from Contract Value  allocated to the Subaccounts, and will effect a transfer between Subaccounts on the Valuation
Date a proper  request  is  received  at the  Company's  Administrative  Office.
However,  the Company can postpone the  calculation or payment of such a payment or  transfer  of amounts  from the  Subaccounts  to the extent  permitted  under applicable law, which is currently permissible only for any period:

o  During  which the New York Stock  Exchange  is closed  other  than  customary weekend and holiday closings,

o  During  which  trading  on the New  York  Stock  Exchange  is  restricted  as determined by the SEC,

o  During which an emergency,  as  determined by the SEC,  exists as a result of which  (i)  disposal  of  securities  held  by the  Separate  Account  is not reasonably practicable, or (ii) it is not reasonably practicable to determine the value of the assets of the Separate Account, or

o  For such other  periods as the SEC may by order permit for the  protection of investors.

PROOF OF AGE AND SURVIVAL -- The Company may require proof of age or survival of any person on whose life annuity payments depend.

MISSTATEMENTS  -- If you  misstate  the age or sex of an  Annuitant or age of an
Owner,  the correct  amount paid or payable by the  Company  under the  Contract shall be such as the Contract  Value would have  provided for the correct age or sex (unless unisex rates apply).

RESTRICTIONS ON WITHDRAWALS FROM QUALIFIED PLANS -- Generally,  a Qualified Plan
may not provide for the distribution or withdrawal of amounts  accumulated under the Plan until after a fixed number of years,  the attainment of a stated age or
upon  the  occurrence  of  a  specific  event  such  as  hardship,   disability,
retirement, death or termination of employment. Therefore, if you own a Contract purchased in connection with a Qualified Plan, you may not be entitled to make a full or partial withdrawal,  as described in this Prospectus,  unless one of the above-described conditions has been satisfied. For this reason, you should refer to the terms of your particular  Qualified  Plan, the Internal  Revenue Code and other  applicable law for any limitation or  restriction  on  distributions  and withdrawals, including the 10% penalty tax that may be imposed in the event of a distribution  from a Qualified Plan before the  participant  reaches age 59 1/2.
See the discussion under "Tax Penalties."

   Section   403(b)  imposes   restrictions   on  certain   distributions   from
tax-sheltered  annuity contracts meeting the requirements of Section 403(b). The restrictions  apply to tax years beginning on or after January 1, 1989.  Section
403(b) requires that distributions from Section 403(b)  tax-sheltered  annuities that are  attributable  to employee  contributions  made after December 31, 1988 under a salary reduction agreement begin only after the employee (i) reaches age
59 1/2, (ii) has a severance from employment, (iii) dies, (iv) becomes disabled, or (v) incurs a hardship.  Furthermore,  distributions of gains  attributable to such contributions accrued after December 31, 1988 may not be made on account of hardship.  Hardship,  for this purpose, is generally defined as an immediate and heavy  financial need,  such as paying for medical  expenses,  the purchase of a residence,  paying certain tuition  expenses,  or paying amounts needed to avoid eviction or  foreclosure  that may ONLY be met by the  distribution.  You should also be aware that Internal Revenue Service regulations do not allow you to make any  contributions  to your 403(b)  annuity  contract for a period of six months after a hardship withdrawal.

   If you own a Contract  purchased as a  tax-sheltered  Section  403(b) annuity contract,  you  will  not,  therefore,  be  entitled  to make a full or  partial withdrawal,  as described in this Prospectus,  in order to receive proceeds from the Contract attributable to contributions under a salary reduction agreement or any gains  credited to such Contract  after  December 31, 1988 unless one of the above-described  conditions  has been  satisfied.  In the case of  transfers  of amounts  accumulated  in a different  Section  403(b)  contract to this Contract under a Section 403(b) program, the withdrawal constraints described above would not apply to the amount  transferred to the Contract  designated as attributable to the  Owner's  December  31,  1988  account  balance  under the old  contract, provided  the amounts  transferred  between  contracts  qualified  as a tax-free exchange under the Internal  Revenue Code. An Owner of a Contract may be able to
transfer  the   Contract's   Withdrawal   Value  to  certain  other   investment
alternatives meeting the requirements of Section 403(b) that are available under an employer's Section 403(b) arrangement.

   The  distribution  or  withdrawal  of amounts  under a Contract  purchased in connection  with a Qualified Plan may result in the receipt of taxable income to the Owner or Annuitant  and in some  instances may also result in a penalty tax.
Therefore,  you should carefully consider the tax consequences of a distribution or withdrawal  under a Contract and you should  consult a competent tax adviser.
See "Federal Tax Matters."

FEDERAL TAX MATTERS

INTRODUCTION -- The Contract described in this Prospectus is designed for use by individuals  in retirement  plans which may or may not be Qualified  Plans under the  provisions of the Internal  Revenue Code ("Code").  The ultimate  effect of federal income taxes on the amounts held under a Contract,  on annuity payments, and on the economic benefits to the Owner, the Annuitant, and the Beneficiary or other payee will depend upon the type of retirement  plan, if any, for which the
Contract is purchased, the tax and employment status of the individuals involved and a number  of other  factors.  The  discussion  contained  herein  and in the
Statement of Additional  Information is general in nature and is not intended to be an exhaustive discussion of all questions that might arise in connection with a Contract. It is based upon the Company's  understanding of the present federal income  tax  laws as  currently  interpreted  by the  Internal  Revenue  Service
("IRS"),  and is not intended as tax advice. No representation is made regarding the likelihood of  continuation of the present federal income tax laws or of the current  interpretations by the IRS or the courts. Future legislation may affect annuity contracts adversely.  Moreover, no attempt has been made to consider any applicable  state or other laws.  Because of the inherent  complexity of the tax laws and the  fact  that tax  results  will  vary  according  to the  particular circumstances of the individual involved and, if applicable, the Qualified Plan, a person should consult with a qualified tax adviser regarding the purchase of a
Contract,  the selection of an Annuity  Option under a Contract,  the receipt of annuity payments under a Contract or any other transaction involving a Contract.
The  Company  does not make any  guarantee  regarding  the tax status of, or tax consequences  arising  from,  any  Contract  or any  transaction  involving  the
Contract.

TAX STATUS OF THE COMPANY AND THE SEPARATE ACCOUNT--

   GENERAL.  The Company  intends to be taxed as a life insurance  company under
Part I, Subchapter L of the Code. Because the operations of the Separate Account form a part of the  Company,  the Company  will be  responsible  for any federal income  taxes that become  payable  with  respect to the income of the  Separate
Account and its Subaccounts.

   CHARGE FOR THE  COMPANY'S  TAXES.  A charge may be made for any federal taxes incurred by the Company  that are  attributable  to the  Separate  Account,  the
Subaccounts or to the operations of the Company with respect to the Contracts or attributable to payments,  premiums,  or acquisition  costs under the Contracts.
The Company will review the question of a charge to the  Separate  Account,  the
Subaccounts  or the  Contracts for the  Company's  federal  taxes  periodically.
Charges may become  necessary if, among other reasons,  the tax treatment of the
Company or of income and expenses  under the Contracts is ultimately  determined to be other  than what the  Company  currently  believes  it to be, if there are changes made in the federal  income tax  treatment of variable  annuities at the insurance company level, or if there is a change in the Company's tax status.

   Under current laws,  the Company may incur state and local taxes (in addition
to  premium  taxes)  in  several  states.  At  present,   these  taxes  are  not
significant.  If there is a  material  change in  applicable  state or local tax laws,  the  Company  reserves  the right to charge the  Separate  Account or the
Subaccounts  for such taxes,  if any,  attributable  to the Separate  Account or
Subaccounts.

   DIVERSIFICATION STANDARDS. Each Underlying Fund will be required to adhere to regulations adopted by the Treasury Department pursuant to Section 817(h) of the
Code prescribing  asset  diversification  requirements for investment  companies whose shares are sold to insurance  company  separate  accounts funding variable contracts.  Pursuant  to these  regulations,  on the  last day of each  calendar quarter (or on any day within 30 days thereafter), no more than 55% of the total assets of an Underlying Fund may be represented by any one  investment,  no more than 70% may be  represented  by any two  investments,  no more  than 80% may be represented by any three investments, and no more than 90% may be represented by any four  investments.  For purposes of Section  817(h),  securities of a single issuer  generally  are treated as one  investment  but  obligations  of the U.S.
Treasury and each U.S.  Governmental  agency or  instrumentality  generally  are treated as securities of separate  issuers.  The Separate  Account,  through the
Underlying  Funds,  intends to comply with the  diversification  requirements of
Section 817(h).

   In  certain  circumstances,  owners  of  variable  annuity  contracts  may be considered  the owners,  for federal  income tax purposes,  of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate  account  assets would be includable in the variable contractowner's  gross  income.  The IRS has stated in published  rulings that a variable  contractowner  will be considered the owner of separate account assets if the contractowner  possesses  incidents of ownership in those assets, such as the  ability to  exercise  investment  control  over the  assets.  The  Treasury
Department  also  announced,  in  connection  with the  issuance of  regulations concerning  diversification,  that those  regulations  "do not provide  guidance concerning the  circumstances  in which investor control of the investments of a segregated  asset  account may cause the investor  (i.e.,  the contract  owner), rather than the insurance  company,  to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments  to  particular  subaccounts  without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued.

   The  ownership  rights under the  Contract  are similar to, but  different in certain  respects  from,  those  described by the IRS in rulings in which it was determined that  policyowners  were not owners of separate  account assets.  For example,  the Owner has additional  flexibility in allocating  purchase payments and Contract Values. These differences could result in an Owner being treated as the owner of a pro rata  portion  of the  assets  of the  Separate  Account.  In addition, the Company does not know what standards will be set forth, if any, in the  regulations or rulings which the Treasury  Department has stated it expects to issue. The Company therefore reserves the right to modify the Contract, as it deems  appropriate,  to attempt to  prevent an Owner from being  considered  the owner of a pro rata share of the assets of the Separate  Account.  Moreover,  in the event that  regulations  or rulings are  adopted,  there can be no assurance that the Underlying Funds will be able to operate as currently  described in the
Prospectus,  or  that  the  Underlying  Funds  will  not  have to  change  their investment objective or investment policies.

INCOME  TAXATION OF ANNUITIES IN  GENERAL--NON-QUALIFIED  PLANS -- Section 72 of
the Code governs the taxation of annuities.  In general, a contract owner is not taxed on  increases  in value  under an  annuity  contract  until  some  form of distribution is made under the contract.  However,  the increase in value may be subject to tax currently under certain  circumstances.  See "Contracts  Owned by
Non-Natural  Persons" and  "Diversification  Standards."  Withholding of federal income  taxes on all  distributions  may be required  unless a recipient  who is eligible  elects not to have any amounts  withheld  and  properly  notifies  the
Company of that election.

   SURRENDERS OR  WITHDRAWALS  PRIOR TO THE ANNUITY START DATE.  Code Section 72
provides  that amounts  received upon a total or partial  withdrawal  (including systematic  withdrawals)  from a  Contract  prior  to  the  Annuity  Start  Date generally  will be treated as gross  income to the extent that the cash value of the Contract immediately before the withdrawal (determined without regard to any surrender charge in the case of a partial withdrawal) exceeds the "investment in the  contract."  The  "investment  in the contract" is that portion,  if any, of purchase  payments  paid  under  a  Contract  less  any  distributions  received previously  under the Contract  that are  excluded  from the  recipient's  gross income.  The taxable portion is taxed at ordinary income tax rates. For purposes of this  rule,  a pledge or  assignment  of a  contract  is treated as a payment received on account of a partial withdrawal of a Contract.

   SURRENDERS OR WITHDRAWALS ON OR AFTER THE ANNUITY START DATE. Upon a complete surrender,  the  receipt is  taxable  to the  extent  that the cash value of the
Contract  exceeds the  investment in the Contract.  The taxable  portion of such payments will be taxed at ordinary income tax rates.

   For fixed annuity payments,  the taxable portion of each payment generally is determined by using a formula known as the "exclusion  ratio," which establishes the ratio that the investment in the Contract bears to the total expected amount of annuity payments for the term of the Contract.  That ratio is then applied to each payment to determine the non-taxable portion of the payment.  The remaining portion of each payment is taxed at ordinary income rates.  For variable annuity payments,  the taxable  portion of each payment is determined by using a formula known as the "excludable  amount," which establishes the non-taxable  portion of each payment. The non-taxable portion is a fixed dollar amount for each payment, determined by dividing the  investment in the Contract by the number of payments to be made. The remainder of each variable annuity payment is taxable.  Once the excludable  portion of annuity  payments  to date equals the  investment  in the
Contract, the balance of the annuity payments will be fully taxable.

   PENALTY TAX ON CERTAIN  SURRENDERS AND  WITHDRAWALS.  With respect to amounts withdrawn or distributed  before the taxpayer  reaches age 59 1/2, a penalty tax is imposed  equal to 10% of the portion of such amount  which is  includable  in gross income.  However,  the penalty tax is not applicable to  withdrawals:  (i)
made  on or  after  the  death  of the  owner  (or  where  the  owner  is not an individual,  the  death  of  the  "primary  annuitant,"  who is  defined  as the individual  the events in whose life are of primary  importance in affecting the timing and amount of the payout under the Contract);  (ii)  attributable  to the taxpayer's  becoming  totally  disabled  within  the  meaning  of  Code  Section
72(m)(7);  (iii)  which are part of a series  of  substantially  equal  periodic payments  (not  less  frequently  than  annually)  made  for the  life  (or life expectancy) of the taxpayer,  or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary;  (iv) from certain qualified plans; (v)
under a so-called  qualified  funding asset (as defined in Code Section 130(d));
(vi) under an immediate  annuity  contract;  or (vii) which are  purchased by an employer on termination  of certain types of qualified  plans and which are held by the employer until the employee separates from service.

   If the penalty tax does not apply to a surrender or withdrawal as a result of the application of item (iii) above, and the series of payments are subsequently modified  (other than by reason of death or  disability),  the tax for the first year in which the modification occurs will be increased by an amount (determined by the  regulations)  equal to the tax that would have been imposed but for item
(iii) above,  plus interest for the deferral period,  if the modification  takes place (a) before  the close of the  period  which is five years from the date of the first  payment and after the taxpayer  attains age 59 1/2, or (b) before the taxpayer reaches age 59 1/2.

ADDITIONAL CONSIDERATIONS--

   DISTRIBUTION-AT-DEATH RULES. In order to be treated as an annuity contract, a contract  must provide the following two  distribution  rules:  (a) if any owner dies on or after the Annuity Start Date,  and before the entire  interest in the
Contract has been  distributed,  the  remainder of the owner's  interest will be distributed  at least as quickly as the method in effect on the  owner's  death;
and (b) if any owner dies before the Annuity Start Date, the entire  interest in the Contract must generally be  distributed  within five years after the date of death, or, if payable to a designated  beneficiary,  must be annuitized over the life of that  designated  beneficiary or over a period not extending  beyond the life expectancy of that  beneficiary,  commencing within one year after the date of death of the owner. If the sole  designated  beneficiary is the spouse of the deceased owner,  the Contract  (together with the deferral of tax on the accrued and future  income  thereunder)  may be  continued  in the name of the spouse as owner.

   Generally,  for purposes of determining when  distributions  must begin under the foregoing rules, where an owner is not an individual,  the primary annuitant is considered the owner. In that case, a change in the primary annuitant will be treated as the death of the owner.  Finally,  in the case of joint  owners,  the distribution-at-death  rules will be applied by treating  the death of the first owner  as the  one to be  taken  into  account  in  determining  generally  when distributions  must  commence,  unless the sole  Designated  Beneficiary  is the deceased owner's spouse.

   GIFT OF ANNUITY Contracts.  Generally,  gifts of non-tax qualified  Contracts prior to the Annuity  Start Date will  trigger tax on the gain on the  Contract, with the donee getting a stepped-up basis for the amount included in the donor's income. The 10% penalty tax and gift tax also may be applicable.  This provision does not apply to transfers between spouses or incident to a divorce.

   CONTRACTS  OWNED  BY  NON-NATURAL  PERSONS.  If the  Contract  is  held  by a non-natural  person (for  example,  a  corporation)  the income on that Contract
(generally  the increase in net surrender  value less the purchase  payments) is includable  in  taxable  income  each  year.  The rule does not apply  where the
Contract is acquired by the estate of a decedent,  where the Contract is held by certain types of  retirement  plans,  where the Contract is a qualified  funding asset for structured  settlements,  where the Contract is purchased on behalf of an  employee  upon  termination  of a  qualified  plan,  and in the  case  of an immediate annuity.  An annuity contract held by a trust or other entity as agent for a natural person is considered held by a natural person.

   MULTIPLE  CONTRACT  RULE.  For  purposes  of  determining  the  amount of any distribution  under Code Section 72(e) (amounts not received as annuities)  that is includable in gross income, all Non-Qualified annuity contracts issued by the same  insurer to the same  contract  owner  during any  calendar  year are to be aggregated and treated as one contract. Thus, any amount received under any such contract  prior  to  the  contract's  Annuity  Start  Date,  such  as a  partial surrender,  dividend,  or loan, will be taxable (and possibly subject to the 10%
penalty tax) to the extent of the combined income in all such contracts.

   In  addition,  the  Treasury  Department  has broad  regulatory  authority in applying this provision to prevent avoidance of the purposes of this rule. It is possible that, under this authority, the Treasury Department may apply this rule to amounts  that are paid as  annuities  (on and after the  Annuity  Start Date)
under annuity  contracts issued by the same company to the same owner during any calendar  year.  In this case,  annuity  payments  could be fully  taxable  (and possibly subject to the 10% penalty tax) to the extent of the combined income in all such  contracts and  regardless of whether any amount would  otherwise  have been excluded from income because of the "exclusion ratio" under the contract.

   POSSIBLE TAX CHANGES.  In recent  years,  legislation  has been proposed that would have adversely modified the federal taxation of certain  annuities.  There is always the  possibility  that the tax treatment of annuities  could change by legislation  or other  means  (such as IRS  regulations,  revenue  rulings,  and judicial decisions).  Moreover,  although unlikely, it is also possible that any legislative change could be retroactive (that is, effective prior to the date of such change).

   TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT. A transfer of ownership of a Contract,  the designation of an Annuitant,  Payee or other Beneficiary who is not also the Owner, the selection of certain Annuity Start Dates or the exchange of a Contract may result in certain tax  consequences  to the Owner that are not
discussed  herein.  An  Owner  contemplating  any  such  transfer,   assignment,
selection or exchange should contact a competent tax adviser with respect to the potential effects of such a transaction.

   QUALIFIED  PLANS -- The Contract may be used with  Qualified  Plans that meet the  requirements  of  Section  403(b),  408 or  408A  of the  Code.  If you are
purchasing  the  Contract as an  investment  vehicle for one of these  Qualified
Plans, you should consider that the Contract does not provide any additional tax advantage to that already  available  through the Qualified Plan.  However,  the
Contract does offer  features and benefits in addition to providing tax deferral that other  investments may not offer,  including  death benefit  protection for your  beneficiaries  and annuity  options which  guarantee  income for life. You should  consult  with your  financial  professional  as to whether  the  overall
benefits   and  costs  of  the  Contract  are   appropriate   considering   your
circumstances.

   The tax  rules  applicable  to  participants  in such  Qualified  Plans  vary according to the type of plan and the terms and  conditions  of the plan itself.
No attempt is made herein to provide more than general information about the use of the Contract with the various types of Qualified Plans. These Qualified Plans may permit the purchase of the Contracts to accumulate  retirement savings under the  plans.  Adverse  tax  or  other  legal  consequences  to the  plan,  to the participant or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments,  unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the
Contract. Owners,  Annuitants, and Beneficiaries,  are cautioned that the rights of any person to any benefits under such  Qualified  Plans may be subject to the terms and  conditions  of the plans  themselves  or limited by  applicable  law, regardless  of the terms and  conditions  of the Contract  issued in  connection therewith.  For example,  the Company may accept  beneficiary  designations  and payment  instructions  under the  terms of the  Contract  without  regard to any spousal consents that may be required under the plan or the Employee  Retirement
Income  Security  Act of 1974  (ERISA).  Consequently,  an  Owner's  Beneficiary
designnation or elected payment option may not be enforceable.

   The  amounts  that may be  contributed  to  Qualified  Plans are  subject  to limitations  that  vary  depending  on the  type of  Plan.  In  addition,  early distributions  from most Qualified Plans may be subject to penalty taxes, or for
certain  plans,   could  cause  the  Plan  to  be   disqualified.   Furthermore,
distributions   from  most  Qualified  Plans  are  subject  to  certain  minimum distribution  rules.  Failure  to  comply  with  these  rules  could  result  in disqualification of the Plan or subject the Owner or Annuitant to penalty taxes.
As a result,  the  minimum  distribution  rules may  limit the  availability  of certain Annuity  Options to certain  Annuitants and their  beneficiaries.  These requirements may not be incorporated into the Company's Contract  administration
procedures.   Owners,   participants  and   beneficiaries  are  responsible  for
determining  that  contributions,  distributions  and  other  transactions  with respect to the Contracts comply with applicable law.

   The following are brief  descriptions of the various types of Qualified Plans and the use of the Contract therewith:

   SECTION  403(B).  Code Section  403(b)  permits  public school  employees and
employees  of  certain  types  of   charitable,   educational   and   scientific
organizations  specified in Section  501(c)(3)  of the Code to purchase  annuity contracts,  and,  subject  to  certain  limitations,  to  exclude  the amount of purchase  payments  from gross  income for tax  purposes.  The  Contract  may be purchased in connection with a Section 403(b) annuity program.

   Section 403(b)  annuities must generally be provided under a plan which meets certain minimum  participation,  coverage,  and nondiscrimination  requirements.
Each  employee's  interest in a  retirement  plan  qualified  under Code Section
403(b) must generally be  distributed or begin to be distributed  not later than
April 1 of the calendar  year  following the later of the calendar year in which the employee reaches age 70 1/2 or retires ("required beginning date"). Periodic distributions  must not extend  beyond the life of the  employee or the lives of the employee and a designated beneficiary (or over a period extending beyond the life expectancy of the employee or the joint life expectancy of the employee and a designated beneficiary).

   If an employee dies before  reaching his or her required  beginning date, the employee's  entire interest in the plan must generally be distributed  beginning before the close of the calendar year following the year of the employee's death to a designated  beneficiary  over the life of the beneficiary (or over a period not extending beyond the life expectancy of the beneficiary).  If the designated beneficiary is the employee's  surviving  spouse,  distributions  may be delayed until the  employee  would have  reached age 70 1/2.  If there is no  designated beneficiary or if distributions  are not timely  commenced,  the entire interest must be  distributed by the end of the fifth calendar year following the year of death.

   If an employee dies after  reaching his or her required  beginning  date, the employee's  interest  in the plan  must  generally  be  distributed  at least as rapidly  as under  the  method  of  distribution  in  effect  at the time of the employee's death.

   A  Section   403(b)   annuity   contract  may  be  purchased   with  employer
contributions,  employee  contributions  or a combination of both. An employee's rights under a Section 403(b) contract must be nonforfeitable.  The contribution limit is similar to the limits on  contributions  to qualified  retirement plans and depends upon, among other things,  whether the annuity contract is purchased with employer or employee contributions.

   Amounts used to purchase  Section 403(b)  annuities  generally are excludable from the taxable income of the employee.  As a result,  all  distributions  from such annuities are normally taxable in full as ordinary income to the employee.

   A Section 403(b) annuity  contract must prohibit the distribution of employee contributions  (including earnings thereon) until the employee:  (i) attains age
59 1/2, (ii) has a severance from employment; (iii) dies; (iv) becomes disabled;
or (v) incurs a financial hardship (earnings may not be distributed in the event of hardship).

   Distributions  from a Section 403(b)  annuity  contract may be eligible for a tax-free rollover to another eligible  retirement plan,  including an individual retirement account or annuity (IRA). See "Rollovers."

   SECTIONS 408 AND 408A. INDIVIDUAL  RETIREMENT  ANNUITIES.  Section 408 of the
Code permits eligible  individuals to establish  individual  retirement programs through the purchase of Individual  Retirement Annuities  ("traditional  IRAs").
The Contract may be  purchased as an IRA. The IRAs  described in this  paragraph are called "traditional IRAs" to distinguish them from "Roth IRAs."

   IRAs are subject to  limitations on the amount that may be  contributed,  the persons who may be eligible and on the time when  distributions  must  commence.
Depending  upon  the  circumstances  of  the  individual,   contributions  to  a
traditional IRA may be made on a deductible or  non-deductible  basis.  IRAs may not be transferred,  sold,  assigned,  discounted or pledged as collateral for a loan or other obligation. The annual premium for an IRA may not be fixed and may not exceed (except in the case of a rollover contribution) the lesser of 100% of the individual's  taxable  compensation or the applicable dollar amount as shown in the table below:

                 ===================================
                      TAX YEAR                Amount
                 -----------------------------------
                        2004                  $3,000
                      2005-2007               $4,000
                 2008 and thereafter          $5,000
                 ===================================

   Any refund of premium  must be applied to the  payment of future  premiums or the purchase of additional  benefits.  If an  individual is age 50 or over,  the individual may make an additional catch-up  contribution to a traditional IRA of
$500 during the tax years of  2003-2005,  or $1,000 for the 2006 tax year or any
tax  year   thereafter.   However,   if  the   individual   is   covered  by  an
employer-sponsored   retirement  plan,  the  amount  of  IRA  contributions  the individual  may  deduct  in a year may be  reduced  or  eliminated  based on the individual's  adjusted  gross income for the year ($60,000 for a married  couple filing a joint  return  and  $40,000  for a single  taxpayer  in  2003).  If the individual's spouse is covered by an employer-sponsored  retirement plan but the individual is not, the individual may be able to deduct those contributions to a traditional  IRA;  however,  the deduction  will be reduced or eliminated if the adjusted  gross  income on a joint  return is  between  $150,000  and  $160,000.
Nondeductible  contributions  to traditional IRAs must be reported to the IRS in the year made on Form 8606.

   Sale of the Contract for use with IRAs may be subject to special requirements imposed by the Internal  Revenue  Service.  Purchasers  of the Contract for such purposes will be provided with such supplementary information as may be required by the Internal Revenue Service or other appropriate  agency,  and will have the right to revoke the Contract under certain circumstances. See the IRA Disclosure
Statement that accompanies this Prospectus.

   In general, traditional IRAs are subject to minimum distribution requirements similar to those  applicable to retirement  plans qualified under Section 403(b)
of the Code;  however,  the  required  beginning  date for  traditional  IRAs is generally  the date that the  contract  owner  reaches age 70 1/2--the  contract owner's  retirement date, if any, will not affect his or her required  beginning date. See "Section  403(b)."  Distributions  from IRAs are generally taxed under
Code  Section  72.  Under these  rules,  a portion of each  distribution  may be excludable from income.  The amount  excludable from the individual's  income is the amount of the  distribution  that  bears the same ratio as the  individual's nondeductible contributions bears to the expected return under the IRA.

   Distributions  of  deductible,  pre-tax  contributions  and  earnings  from a traditional  IRA  may  be  eligible  for a  tax-free  rollover  to  an  eligible retirement  plan,  including  another  traditional  IRA.  In  certain  cases,  a distribution of  non-deductible  contributions or other after-tax amounts from a traditional  IRA may be eligible to be rolled over to another  traditional  IRA.
See "Rollovers."

   ROTH IRAS. Section 408A of the Code permits eligible individuals to establish a Roth IRA. The Contract may be purchased as a Roth IRA.  Regular  contributions may be made to a Roth  IRA up to the  same  contribution  limits  that  apply to traditional IRA contributions.  The regular  contribution  limits are phased out for  taxpayers  with $95,000 to $110,000 in adjusted  gross income  ($150,000 to
$160,000  for married  filing  joint  returns).  Also the  taxable  balance in a traditional  IRA may be rolled over or converted  into a Roth IRA for  taxpayers with adjusted gross income of up to $100,000.

   Regular  contributions  to a Roth IRA are not  deductible,  and rollovers and conversions  from a traditional IRA are taxable when completed,  but withdrawals that meet certain  requirements  are not subject to federal income tax on either the original  contributions  or any earnings.  Sale of the Contract for use with
Roth IRAs may be subject to special  requirements imposed by the IRS. Purchasers of the  Contract  for such  purposes  will be provided  with such  supplementary information as may be required by the IRS or other appropriate  agency, and will have the right to revoke  the  Contract  under  certain  requirements.  Unlike a traditional  IRA,  Roth IRAs are not  subject to minimum  required  distribution rules during the  contract  owner's  lifetime.  Generally,  however,  the amount remaining  in a Roth IRA after  the  contract  owner's  death  must  begin to be distributed by the end of the first  calendar year after death,  and made over a beneficiary's life expectancy. If there is no beneficiary, or if the beneficiary elects to delay distributions, the account must be distributed by the end of the fifth full calendar year after death of the contract owner.

   ROLLOVERS.  A "rollover" is the tax-free  transfer of a distribution from one
"eligible  retirement plan" to another.  Distributions which are rolled over are not included in the employee's gross income until some future time.

   If any  portion  of the  balance to the  credit of an  employee  in a Section
403(b) plan is paid to the employee in an "eligible  rollover  distribution" and the  employee  transfers  any  portion of the  amount  received  to an  eligible retirement  plan,  then the amount so  transferred  is not includable in income.
Also,  pre-tax  distributions from an IRA may be rolled over to another eligible retirement  plan.  An  "eligible  rollover  distribution"  generally  means  any distribution  that is not one of a series of periodic payments made for the life of the distributee or for a specified period of at least ten years. In addition, a required  minimum  distribution,  death  distributions  (except to a surviving spouse) and  certain  corrective  distributions  will not qualify as an eligible rollover  distribution.  A  rollover  must be made  directly  between  plans  or indirectly within 60 days after receipt of the distribution.

   An  "eligible  retirement  plan"  will be  another  Section  403(b)  plan,  a traditional  individual  retirement account or annuity described in Code Section
408.

   A Section  403(b) plan must  generally  provide a  participant  receiving  an eligible rollover distribution,  the option to have the distribution transferred directly to another eligible retirement plan.

   TAX PENALTIES.  PREMATURE  DISTRIBUTION TAX.  Distributions  from a Qualified
Plan  before the  participant  reaches  age 59 1/2 are  generally  subject to an additional tax equal to 10% of the taxable portion of the distribution.  The 10%
penalty tax does not apply to  distributions:  (i) made on or after the death of the employee;  (ii) attributable to the employee's  disability;  (iii) which are part of a series  of  substantially  equal  periodic  payments  made  (at  least annually) for the life (or life  expectancy)  of the employee or the joint lives
(or joint life  expectancies)  of the employee and a designated  beneficiary and which, for Qualified Plans other than IRAs, begin after the employee  terminates employment;  (iv) made to an employee  after  termination  of  employment  after reaching  age 55; (v) made to pay for certain  medical  expenses;  (vi) that are exempt  withdrawals  of an excess  contribution;  (vii)  that is rolled  over or transferred in accordance with Code requirements;  or (viii) that is transferred pursuant to a decree of divorce or separate  maintenance  or written  instrument incident to such a decree.

   The  exception  to the 10%  penalty tax  described  in item (iv) above is not applicable to IRAs. However, distributions from an IRA to unemployed individuals can be made without  application of the 10% penalty tax to pay health  insurance premiums  in  certain  cases.  There are two  additional  exceptions  to the 10%
penalty tax on withdrawals from IRAs before age 59 1/2:  withdrawals made to pay
"qualified"  higher  education  expenses  and  withdrawals  made to pay  certain
"eligible first-time home buyer expenses."

   MINIMUM  DISTRIBUTION TAX. If the amount distributed from a Qualified Plan is less than the minimum  required  distribution  for the year, the  participant is subject to a 50% tax on the amount that was not properly distributed.

   WITHHOLDING.   Periodic   distributions  (e.g.,   annuities  and  installment
payments) from a Qualified Plan that will last for a period of ten or more years are generally  subject to voluntary income tax withholding.  The amount withheld on such periodic  distributions  is determined at the rate  applicable to wages.
The  recipient  of a  periodic  distribution  may  generally  elect  not to have withholding apply.

   Nonperiodic  distributions  (e.g.,  lump sums and  annuities  or  installment payments  of less than ten years)  from a  Qualified  Plan (other than IRAs) are
generally  subject  to  mandatory  20%  income  tax  withholding.   However,  no
withholding is imposed if the  distribution  is transferred  directly to another eligible retirement plan.  Nonperiodic  distributions from an IRA are subject to income tax  withholding at a flat 10% rate. The recipient of such a distribution may elect not to have withholding apply.

   The above description of the federal income tax consequences of the different types of  Qualified  Plans which may be funded by the  Contract  offered by this
Prospectus is only a brief summary and is not intended as tax advice.  The rules governing  the  provisions of Qualified  Plans are  extremely  complex and often difficult to comprehend.  Anything less than full compliance with the applicable rules, all of which are subject to change, may have adverse tax consequences.  A prospective  Owner  considering  adoption of a Qualified  Plan and purchase of a
Contract in connection  therewith should first consult a qualified and competent tax adviser,  with regard to the  suitability  of the Contract as an  investment vehicle for the Qualified Plan.

OTHER INFORMATION

VOTING OF UNDERLYING FUND SHARES -- The Company is the legal owner of the shares of Underlying  Funds held by the  Subaccounts.  The Company will exercise voting rights  attributable  to  the  shares  of  each  Underlying  Fund  held  in  the
Subaccounts  at any  regular and special  meetings  of the  shareholders  of the
Underlying Fund on matters requiring  shareholder  voting under the 1940 Act. In accordance with its view of presently  applicable law, the Company will exercise its voting rights based on instructions  received from persons having the voting interest  in  corresponding  Subaccounts.  However,  if  the  1940  Act  or  any
regulations  thereunder  should be  amended,  or if the  present  interpretation thereof  should  change,  and as a  result  the  Company  determines  that it is permitted to vote the shares of the  Underlying  Funds in its own right,  it may elect to do so.

   The person having the voting  interest under a Contract is the Owner.  Unless otherwise  required  by  applicable  law,  the number of shares of a  particular
Underlying Fund as to which voting  instructions  may be given to the Company is determined by dividing your Contract Value in the corresponding  Subaccount on a particular  date by the net asset value per share of the  Underlying  Fund as of the same date. Fractional votes will be counted. The number of votes as to which voting  instructions  may be  given  will  be  determined  as of the  same  date established by the Underlying Fund for determining shareholders eligible to vote at the meeting of the  Underlying  Fund.  If  required  by the SEC,  the Company reserves  the right to  determine  in a  different  fashion  the  voting  rights attributable to the shares of the Underlying Funds.  Voting  instructions may be cast in person or by proxy.

   Voting rights  attributable  to your Contract Value in a Subaccount for which no timely voting  instructions  are received will be voted by the Company in the same proportion as the voting  instructions that are received in a timely manner for all Contracts participating in that Subaccount.

SUBSTITUTION  OF  INVESTMENTS  -- The  Company  reserves  the right,  subject to compliance with the law as then in effect, to make additions to, deletions from, substitutions  for,  or  combinations  of the  securities  that  are held by the
Separate  Account  or  any  Subaccount  or  that  the  Separate  Account  or any
Subaccount may purchase.  If shares of any or all of the Underlying Funds should no longer be available for  investment,  or if the Company  management  believes further investment in shares of any or all of the Underlying Funds should become inappropriate  in  view  of  the  purposes  of the  Contract,  the  Company  may substitute  shares of another  Underlying Fund or of a different fund for shares already  purchased,  or to be purchased in the future  under the  Contract.  The
Company may also purchase,  through the Subaccount,  other  securities for other classes or contracts, or permit a conversion between classes of contracts on the basis of requests made by Owners.

   In connection  with a substitution  of any shares  attributable to an Owner's interest in a  Subaccount  or the Separate  Account,  the Company  will,  to the extent required under applicable law, provide notice, seek Owner approval,  seek prior  approval  of the SEC,  and  comply  with the  filing or other  procedures established by applicable state insurance regulators.

   The Company also reserves the right to establish  additional  Subaccounts  of the Separate  Account that would invest in a new Underlying Fund or in shares of another  investment  company,  a series  thereof,  or other suitable  investment vehicle.  The Company may establish new Subaccounts in its sole discretion,  and will determine whether to make any new Subaccount  available to existing Owners.
The Company may also  eliminate  or combine one or more  Subaccounts  if, in its sole discretion, marketing, tax, or investment conditions so warrant.

   Subject to compliance with applicable law, the Company may transfer assets to the  General  Account.  The  Company  also  reserves  the right,  subject to any required regulatory  approvals,  to transfer assets of any Subaccount to another separate account or Subaccount.

   In the  event of any  such  substitution  or  change,  the  Company  may,  by appropriate  endorsement,  make such changes in these and other contracts as may be  necessary or  appropriate  to reflect such  substitution  or change.  If the
Company  believes it to be in the best interests of persons having voting rights under the  Contracts,  the  Separate  Account may be  operated  as a  management investment  company  under the 1940 Act or any other form  permitted by law. The
Separate  Account  may  be  de-registered  under  that  Act in  the  event  such registration  is no longer  required,  or it may be combined with other separate accounts of the Company or an  affiliate  thereof.  Subject to  compliance  with applicable  law,  the Company also may combine one or more  Subaccounts  and may establish a  committee,  board,  or other group to manage one or more aspects of the operation of the Separate Account.

CHANGES TO COMPLY WITH LAW AND  AMENDMENTS  -- The Company  reserves  the right, without the consent of Owners,  to suspend  sales of the  Contract as  presently offered  and to make any change to the  provisions  of the  Contracts  to comply with,  or give Owners the benefit of, any  federal or state  statute,  rule,  or regulation,  including but not limited to requirements for annuity contracts and retirement plans under the Internal  Revenue Code and regulations  thereunder or any state statute or regulation.

REPORTS TO OWNERS -- The  Company  will send you  annually a  statement  setting forth  a  summary  of the  transactions  that  occurred  during  the  year,  and indicating  the  Contract  Value as of the end of each year.  In  addition,  the statement will indicate the  allocation of Contract Value among the  Subaccounts and  any  other  information  required  by  law.  The  Company  will  also  send
confirmations   upon  purchase  payments,   transfers,   and  full  and  partial
withdrawals.  The Company may confirm certain transactions on a quarterly basis.
These  transactions  include  purchases under an Automatic  Investment  Program, transfers  under the  Dollar  Cost  Averaging  and Asset  Reallocation  Options,
systematic withdrawals and annuity payments.

   You will also receive  annual and  semiannual  reports  containing  financial statements for those Underlying Funds  corresponding to the Subaccounts to which you have allocated your Contract Value.  Such reports will include a list of the portfolio securities of the Underlying Fund, as required by the 1940 Act, and/or such other reports the federal securities laws may require.

ELECTRONIC  TRANSFER  PRIVILEGES -- You may request a transfer of Contract Value and may make changes to an existing Dollar Cost Averaging or Asset  Reallocation option  by  telephone  if  the  Electronic  Transfer  Privilege  section  of the application  or the proper  form has been  completed,  signed,  and filed at the
Company's  Administrative  Office.  The Company has  established  procedures  to confirm that instructions  communicated by telephone are genuine and will not be liable for any losses due to fraudulent or unauthorized instructions provided it complies with its procedures.  The Company's  procedures require that any person requesting  a transfer by telephone  provide the account  number and the Owner's tax  identification  number and such instructions must be received on a recorded line. The Company reserves the right to deny any telephone transfer request.  If all telephone lines are busy (which might occur, for example,  during periods of substantial  market  fluctuations),  you may not be able to request transfers by telephone and would have to submit written requests.

   By authorizing  telephone transfers,  you authorize the Company to accept and act upon  telephonic  instructions  for transfers  involving your Contract.  You agree that neither the Company, any of its affiliates,  nor any Underlying Fund, will be liable for any loss,  damages,  cost, or expense  (including  attorneys'
fees) arising out of any telephone  requests;  provided that the Company effects such request in accordance  with its  procedures.  As a result of this policy on telephone  requests,  you  bear  the risk of loss  arising  from  the  telephone transfer  privilege.  The  Company  may  discontinue,  modify,  or  suspend  the telephone transfer privilege at any time.

LEGAL  PROCEEDINGS  --  There  are no legal  proceedings  pending  to which  the
Separate  Account is a party,  or which  would  materially  affect the  Separate
Account.

LEGAL MATTERS -- Amy J. Lee, Esq.,  Associate General Counsel,  the Company, has
passed upon legal matters in connection with the issue and sale of the Contracts described in this  Prospectus,  the  Company's  authority to issue the Contracts under Kansas law, and the  validity of the forms of the  Contracts  under Kansas law.

PERFORMANCE INFORMATION

   Performance  information  for  the  Subaccounts,   including  the  yield  and
effective yield of the SBL Money Market  Subaccount,  the yield of the remaining
Subaccounts,   and  the  total   return  of  all   Subaccounts   may  appear  in
advertisements,  reports,  and promotional  literature to current or prospective
Owners.

   Current  yield for the SBL Money  Market  Subaccount  will be based on income received by a hypothetical  investment  over a given 7-day period (less expenses accrued during the period), and then "annualized" (i.e., assuming that the 7-day yield would be received  for 52 weeks,  stated in terms of an annual  percentage return on the investment). "Effective yield" for the SBL Money Market Subaccount is calculated in a manner similar to that used to calculate  yield, but reflects the compounding effect of earnings.

   For the  remaining  Subaccounts,  quotations  of  yield  will be based on all investment  income per  Accumulation  Unit earned during a given 30-day  period, less expenses accrued during the period ("net investment  income"),  and will be computed by dividing net investment  income by the value of an Accumulation Unit on the last day of the period. Quotations of average annual total return for any
Subaccount  will be expressed in terms of the average annual  compounded rate of return on a  hypothetical  investment in a Contract over a period of one,  five, and ten years (or, if less, up to the life of the Subaccount),  and will reflect the  deduction  of the account  administration  charge,  administration  charge, mortality and expense risk charge and  contingent  deferred sales charge and may simultaneously be shown for other periods.

   Quotations  of yield and  effective  yield do not  reflect  deduction  of the contingent deferred sales charge, and total return figures may be quoted that do not reflect  deduction of the charge.  If  reflected,  the  performance  figures quoted would be lower. Such performance information will be accompanied by total return figures that reflect  deduction of the  contingent  deferred sales charge that would be imposed if Contract  Value were withdrawn at the end of the period for which total return is quoted.

   Although the Contract was not available for purchase until  _______,  certain of the  Underlying  Funds  were in  existence  prior to that  date.  Performance information for the Subaccounts may also include  quotations of total return for periods  beginning prior to the  availability of the Contracts that  incorporate the performance of the Underlying Funds.

   Performance  information  for a Subaccount  may be  compared,  in reports and promotional  literature,  to: (i) the  Standard & Poor's 500 Stock  Index  ("S&P
500"),   Dow  Jones   Industrial   Average   ("DJIA"),   Donaghue  Money  Market
Institutional  Averages,  the Lehman Brothers  Government  Corporate  Index, the
Morgan Stanley  Capital  International's  EAFE Index or other indices  measuring performance  of a pertinent  group of securities so that investors may compare a
Subaccount's  results  with those of a group of  securities  widely  regarded by
investors  as   representative   of  the   securities   markets  in  general  or
representative  of a particular  type of security:  (ii) other variable  annuity separate  accounts or other  investment  products  tracked by Lipper  Analytical
Services,  a widely used independent  research firm which ranks mutual funds and other investment companies by overall performance,  investment  objectives,  and assets,  or tracked  by other  ratings  services,  companies,  publications,  or persons  who rank  separate  accounts  or other  investment  products on overall performance or other  criteria;  and (iii) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the Contract.
Unmanaged  indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

   Performance information for any Subaccount reflects only the performance of a hypothetical  Contract  under which  Contract Value is allocated to a Subaccount during a particular time period on which the calculations are based. Performance information  should be  considered  in light of the  investment  objectives  and policies,  characteristics,  and  quality  of the  Underlying  Fund in which the
Subaccount invests,  and the market conditions during the given time period, and should not be  considered  as a  representation  of what may be  achieved in the future.  For a  description  of the methods  used to  determine  yield and total return for the Subaccounts, see the Statement of Additional Information.

   Reports  and  promotional  literature  may  also  contain  other  information including  (i) the ranking of any  Subaccount  derived from rankings of variable annuity  separate  accounts  or other  investment  products  tracked  by  Lipper
Analytical  Services or by other rating services,  companies,  publications,  or other persons who rank separate accounts or other investment products on overall performance or other criteria, (ii) the effect of tax-deferred  compounding on a
Subaccount's investment returns, or returns in general, which may be illustrated by graphs, charts, or otherwise, and which may include a comparison,  at various points in time,  of the return from an  investment  in a Contract (or returns in general)  on a  tax-deferred  basis  (assuming  one or more tax rates)  with the return on a taxable  basis,  and (iii) the  Company's  rating or a rating of the
Company's  claim-paying  ability as  determined  by firms that  analyze and rate
insurance   companies   and  by   nationally   recognized   statistical   rating
organizations.

ADDITIONAL INFORMATION

REGISTRATION  STATEMENT -- A Registration  Statement under the 1933 Act has been filed with the SEC relating to the offering  described in this Prospectus.  This
Prospectus  does not include all the  information  included in the  Registration
Statement,  certain  portions of which,  including  the  Statement of Additional
Information, have been omitted pursuant to the rules and regulations of the SEC.
The  omitted  information  may be  obtained  at the  SEC's  principal  office in
Washington,  DC,  upon  payment  of the  SEC's  prescribed  fees and may also be obtained from the SEC's web site (http://www.sec.gov).

FINANCIAL  STATEMENTS  -- The  consolidated  financial  statements  of  Security
Benefit Life Insurance  Company and  Subsidiaries at December 31, 2002 and 2001,
and for each of the three  years in the period  ended  December  31,  2002,  are included in the Statement of Additional Information.

STATEMENT OF ADDITIONAL INFORMATION

   The Statement of Additional  Information  contains more specific  information and financial statements relating to Security Benefit Life Insurance Company and
Subsidiaries.  The contents of the Statement of Additional  Information  are set
forth below:

GENERAL INFORMATION AND HISTORY
   Safekeeping of Assets
DISTRIBUTION OF THE CONTRACT
METHOD OF DEDUCTING THE EXCESS CHARGE
LIMITS ON PURCHASE PAYMENTS PAID UNDER TAX-QUALIFIED RETIREMENT PLANS
   Section 403(b)
   Sections 408 and 408A
PERFORMANCE INFORMATION
PERMISSIBLE ADVERTISING INFORMATION
EXPERTS
FINANCIAL STATEMENTS

OBJECTIVES FOR UNDERLYING FUNDS

--------------------------------------------------------------------------------
There is no  guarantee  that  any  Underlying  Fund  will  meet  its  investment objective.
--------------------------------------------------------------------------------

   MORE DETAILED INFORMATION REGARDING THE INVESTMENT  OBJECTIVES,  RESTRICTIONS
AND RISKS, EXPENSES PAID BY THE UNDERLYING FUNDS, AND OTHER RELEVANT INFORMATION
MAY BE FOUND IN THE  RESPECTIVE  PROSPECTUSES.  PROSPECTUSES  FOR THE UNDERLYING
FUNDS SHOULD BE READ IN CONJUNCTION WITH THIS PROSPECTUS.

AIM VARIABLE INSURANCE FUNDS -- The AIM Variable Insurance Funds are an open-end investment  company.  Shares of the Fund's portfolios are available  exclusively for use as the  investment  vehicle  for  variable  annuity  and  variable  life insurance products. A I M Advisors, Inc., 11 Greenway Plaza, Suite 100, Houston,
Texas 77046-1173,  serves as investment adviser and manager of the portfolios of the Fund.

   AIM V.I. BASIC VALUE FUND (SERIES II). AIM V.I. Basic Value Fund (the "Fund")
is a portfolio of the AIM Variable Insurance Funds.

   INVESTMENT OBJECTIVE:  To seek long-term growth of capital. The Fund seeks to meet this objective by investing,  normally, at least 65% of its total assets in equity  securities of U.S. issuers that have market  capitalizations  of greater than  $500  million  and  that  the  Fund's  portfolio  managers  believe  to be undervalued in relation to long-term  earning power or other  factors.  The Fund may also  invest up to 35% of its total  assets  in  equity  securities  of U.S.
issuers  that have  market  capitalizations  of less than  $500  million  and in investment-grade non-convertible debt securities, U.S. government securities and high quality money market instruments,  all of which are issued by U.S. issuers.
The Fund may also invest up to 25% of its total assets in foreign issuers.

   AIM V.I.  MID CAP CORE EQUITY FUND  (SERIES II). AIM V.I. Mid Cap Core Equity
Fund (the "Fund") is a portfolio of the AIM Variable Insurance Funds.

   INVESTMENT  OBJECTIVE:  To seek long-term  growth of capital.  The Fund seeks this objective by investing,  normally,  at least 80% of its total assets,  plus the amount of any  borrowings  for investment  purposes,  in equity  securities, including  convertible  securities,  of mid-cap companies.  The Fund considers a company to be a mid-cap company if it has a market capitalization at the time of purchase,  within the range of market  capitalizations  of companies included in the Russell  MidcapTM Index.  In complying with the 80% investment  requirement, the Fund may include  synthetic  instruments,  which are  investments  that have economic  characteristics  similar to the  Fund's  direct  investments,  and may
include  warrants,   futures,   options,   exchange-traded  funds  and  American
Depositary  Receipts.  The Fund may also invest up to 25% of its total assets in foreign securities.

AMERICAN  CENTURY®  VP  FUND -- The  American  Century  VP  Fund is an  open-end investment  company.  Shares of the Fund's portfolios are available  exclusively for use as the  investment  vehicle  for  variable  annuity  and  variable  life insurance  products.  American Century  Investment  Management,  Inc., 4500 Main
Street, Kansas City, Missouri 64111, serves as investment adviser and manager of the series of the Fund.

   AMERICAN  CENTURY VP ULTRA® FUND (CLASS II).  American  Century VP Ultra Fund
(the "Fund") is a series of the American Century VP Fund.

   INVESTMENT  OBJECTIVE:  To seek long-term  capital growth.  The Fund managers look for stocks of large  companies  they  believe  will  increase in value over time, using a growth investment  strategy  developed by American  Century.  This strategy  looks for  companies  with  earnings  and  revenues  that are not only growing,  but growing at a  successively  faster,  or  accelerating  pace.  This strategy  is based on the  premise  that,  over the long  term,  the  stocks  of companies with  accelerating  earnings and revenues have a  greater-than-average chance to increase in value.  The  managers  use a bottom-up  approach to select stocks to buy for the Fund.  This means that the managers make their  investment decisions  based  primarily  on the  business  fundamentals  of  the  individual companies,  rather than on economic  forecasts or the outlook for  industries or sectors.  Although most of the Fund's assets will be invested in U.S. companies, there is no limit on the  amount  of  assets  the  Fund can  invest  in  foreign companies,  which present some unique risks. The fund managers do not attempt to time the market.  Instead,  under normal market conditions,  they intend to keep the Fund  essentially  fully  invested in stocks  regardless  of the movement of stock prices generally.

   AMERICAN  CENTURY VP VALUE FUND  (CLASS II).  American  Century VP Value Fund
(the "Fund") is a series of the American Century VP Fund.

   INVESTMENT OBJECTIVE: To seek long-term capital growth. Income is a secondary objective.  The Fund managers look for stocks of companies that they believe are undervalued  at the time of purchase,  using a value  investment  strategy  that looks  for  companies  that are  temporarily  out of favor  in the  market.  The managers attempt to purchase the stocks of these undervalued  companies and hold them until they have returned to favor in the market and their stock prices have gone up.  Companies may be  undervalued  due to market  declines,  poor economic conditions, actual or anticipated bad news regarding the issuer or its industry, or  because  they  have been  overlooked  by the  market.  Under  normal  market conditions,  the Fund managers  intend to keep at least 80% of the Fund's assets invested in U.S. equity securities.

INVESCO VARIABLE INVESTMENT FUNDS, INC.-- The INVESCO Variable Investment Funds,
Inc. is an open-end  investment  company.  Shares of the Fund's  portfolios  are available exclusively for use as the investment vehicle for variable annuity and variable life insurance products.  INVESCO Funds Group, Inc.  ("INVESCO"),  4350
South Monaco Street, Denver, Colorado,  serves as investment adviser and manager of the series of the Fund.

   INVESCO  VIF HEALTH  SCIENCES  FUND.  INVESCO VIF Health  Sciences  Fund (the
"Fund") is a series of the INVESCO Variable Investment Funds, Inc.

   INVESTMENT  OBJECTIVE:  To seek capital growth.  The Fund is actively managed and invests  primarily in equity  securities that INVESCO  believes will rise in price faster than other securities,  as well as in options and other investments whose values are based upon the values of equity  securities.  The Fund normally invests at least 80% of its net assets in equity  securities and  equity-related instruments  of companies  that  develop,  produce,  or  distribute  products or services  related to health care. These companies  include,  but are not limited to, medical equipment or supplies,  pharmaceuticals,  biotechnology,  and health care  providers  and services  companies.  At any given time,  20% of the Fund's assets is not required to be invested in the sector.

   INVESCO VIF REAL ESTATE OPPORTUNITY FUND. INVESCO VIF Real Estate Opportunity
Fund (the "Fund") is a series of the INVESCO Variable Investment Funds, Inc.

   INVESTMENT  OBJECTIVE:  To seek capital  growth.  The Fund also seeks to earn current income. The Fund is aggressively managed and invests primarily in equity
securities  that  INVESCO   believes  will  rise  in  price  faster  than  other
securities,  as well as in options and other  instruments whose values are based upon the values of equity securities.  The Fund normally invests at least 80% of its net assets in equity securities and equity-related  instruments of companies doing business in the real estate  industry,  including  real estate  investment trusts  ("REITS"),  which invest in real estate or interests in real estate.  No one  property  will  represent  more than 50% of the Fund's  total  assets.  The companies  in which the Fund invests may also  include,  but are not limited to, real estate  brokers,  home builders or real estate  developers,  companies with substantial real estate holdings, and companies with significant  involvement in the real estate industry or other real  estate-related  companies.  At any given time, 20% of the Fund's assets is not required to be invested in the sector.

OPPENHEIMER  VARIABLE ACCOUNT FUNDS -- The Oppenheimer Variable Account Funds is
an open-end investment company. Shares of the Variable Account Funds' portfolios are available exclusively for use as the investment vehicle for variable annuity and  variable  life  insurance  products.  OppenheimerFunds,  Inc.,  498 Seventh
Avenue,  New York, New York, 10018,  serves as investment adviser and manager of the series of the Oppenheimer Variable Account Funds.

   OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA (SERVICE CLASS).  Oppenheimer Main
Street  Small Cap Fund (the  "Fund")  is a series  of the  Oppenheimer  Variable
Account Funds.

   INVESTMENT OBJECTIVE:  To seek capital appreciation.  The Fund invests mainly in common  stocks of  small-capitalization  ("small  cap") U.S.  companies  that
OppenheimerFunds,  Inc.  believes have favorable  business  trends or prospects.
Under  normal  market  conditions,  the Fund will invest at least 80% of its net assets  (including  any  borrowings  for  investment  purposes) in securities of companies  having a small  market  capitalization.  These may  include  "growth"
and/or "value" common stocks and other equity securities.  The Fund incorporates a blended style of investing  combining  both growth and value styles.  The Fund currently  considers  an  issuer  having a market  capitalization  of up to $2.5 billion to be a "small-cap" issuer. The Fund measures that capitalization at the time the Fund buys the security,  and it is not required to sell the security if the issuer's  capitalization  grows above $2.5 billion.  Over time, the Fund may change  the range of assets it uses to define  "small  cap"  issuers,  as market conditions change.

PIMCO  VARIABLE  INSURANCE  TRUST -- The PIMCO  Variable  Insurance  Trust is an
open-end  investment  company.  Shares of the PIMCO Variable  Insurance  Trust's portfolios  are  available  exclusively  for use as the  investment  vehicle for variable  annuity and  variable  life  insurance  products.  Pacific  Investment
Management  Company LLC ("PIMCO"),  840 Newport Center Drive, Suite 300, Newport
Beach,  California 92660, serves as investment adviser and manager of the series of the PIMCO Variable Insurance Trust.

   PIMCO ALL ASSET PORTFOLIO  (ADMINISTRATIVE  CLASS). PIMCO All Asset Portfolio
(the "Fund") is a series of the PIMCO Variable Insurance Trust.

   INVESTMENT   OBJECTIVE:   To  seek  maximum  real  return   consistent   with
preservation of real capital and prudent  investment  management.  The Fund is a
"fund of funds," which is a term used to describe mutual funds that pursue their investment  objective by investing in other mutual funds. The Fund may invest in any of the funds of the PIMCO Funds:  Pacific  Investment  Management Series, an
affiliated open-end  investment  company,  except the Strategic Balanced and All
Asset Funds  ("Underlying PIMS Funds").  Research  Affiliates,  the Fund's asset allocation  sub-adviser,  determines how the Fund allocates and  reallocates its assets among the Underlying PIMS Funds. The Fund may invest in any or all of the
Underlying  PIMS Funds,  but will not normally  invest in every  Underlying PIMS
Fund at any particular time. The Fund's assets are not allocated  according to a predetermined blend of shares of the Underlying PIMS Funds. Instead, when making
allocation   decisions  among  the  Underlying  PIMS  Funds,  the  Fund's  asset allocation  sub-adviser  considers  various  quantitative  and qualitative  data relating to the U.S. and foreign  economies and securities  markets.  The Fund's asset allocation sub-adviser has the flexibility to reallocate the Fund's assets among any or all of the Underlying  PIMS Funds based on its ongoing  analyses of the equity, fixed income and commodity markets.

   PIMCO LOW  DURATION  PORTFOLIO  (ADMINISTRATIVE  CLASS).  PIMCO Low  Duration
Portfolio (the "Fund") is a series of the PIMCO Variable Insurance Trust.

   INVESTMENT  OBJECTIVE:   To  seek  maximum  total  return,   consistent  with
preservation  of capital and prudent  investment  management.  The Fund seeks to achieve its  investment  objective by investing  under normal  circumstances  at least 65% of its assets in a diversified  portfolio of fixed income  instruments of varying  maturities.  The average  portfolio  duration of this Fund  normally varies  within a one- to  three-year  time frame based on PIMCO's  forecast  for interest rates. The Fund invests  primarily in investment grade debt securities, but may invest up to 10% of its assets in high yield  securities  ("junk bonds")
rated B or higher by Moody's or S&P, or, if unrated,  determined  by PIMCO to be of comparable quality. The Fund may invest up to 20% of its assets in securities denominated  in foreign  currencies,  and may invest  beyond  this limit in U.S.
dollar-denominated  securities of foreign issuers.  The Fund will normally hedge at least 75% of its exposure to foreign  currency to reduce the risk of loss due to  fluctuations  in  currency  exchange  rates.  The Fund may invest all of its assets in derivative  instruments,  such as options,  futures  contracts or swap agreements, or in mortgage- or asset-backed securities.

   PIMCO  REAL  RETURN  PORTFOLIO  (ADMINISTRATIVE  CLASS).  PIMCO  Real  Return
Portfolio (the "Fund") is a series of the PIMCO Variable Insurance Trust.

   INVESTMENT   OBJECTIVE:   To  seek  maximum  real  return,   consistent  with
preservation of real capital and prudent investment  management.  The Fund seeks its investment objective by investing under normal circumstances at least 65% of its assets in  inflation-indexed  bonds of varying maturities issued by the U.S.
and non-U.S. governments, their agencies or government-sponsored enterprises and corporations.  Inflation-indexed  bonds are  fixed  income  securities  that are structured  to provide  protection  against  inflation.  The value of the bond's principal or the interest  income paid on the bond is adjusted to track  changes in an official  inflation  measure.  The U.S.  Treasury uses the Consumer  Price
Index for Urban  Consumers as the  inflation  measure.  Inflation-indexed  bonds issued by a foreign  government  are generally  adjusted to reflect a comparable inflation  index,  calculated by that  government.  "Real  return"  equals total return less the estimated cost of inflation,  which is typically measured by the change in an official inflation  measure.  The average portfolio duration of the
Fund  normally  varies  within two years (plus or minus) of the  duration of the
Lehman Global Real:  U.S. TIPS Index,  which as of March 1, 2003 was 7.80 years.
The Fund invests primarily in investment grade securities,  but may invest up to
10% of its assets in high yield  securities  ("junk bonds") rated B or higher by
Moody's or S&P, or, if unrated, determined by PIMCO to be of comparable quality.
The Fund also may invest up to 20% of its assets in  securities  denominated  in foreign currencies,  and may invest beyond this limit in U.S. dollar denominated securities of foreign issuers.  The Fund will normally hedge at least 75% of its exposure to foreign  currency to reduce the risk of loss due to  fluctuations in currency  exchange rates. The Fund is  non-diversified,  which means that it may concentrate  its assets in a smaller number of issuers than a diversified  fund.
The Fund  may  invest  all of its  assets  in  derivative  instruments,  such as options,  futures contracts or swap agreements,  or in mortgage- or asset-backed securities.

THE RYDEX VARIABLE  TRUST -- The Rydex Variable Trust is an open-end  investment company.  Shares of the Trust's portfolios are available  exclusively for use as the  investment  vehicle  for  variable  annuity  and  variable  life  insurance products,  as well as for certain  pension,  profit sharing and other retirement plans. Rydex Global Advisors, 9601 Blackwell Rd., Suite 500 Rockville, MD 20850,
serves as investment adviser and manager of the portfolios of the Trust.

   RYDEX SECTOR  ROTATION  FUND.  Rydex Sector  Rotation  Fund (the "Fund") is a
series of the Rydex Variable Trust.

   INVESTMENT  OBJECTIVE:  The Fund seeks to respond to the dynamically changing economy by moving its investments  among different  sectors or industries.  Each month  the  Advisor,  using  a  quantitative  methodology,  ranks  approximately fifty-nine different industries based on several measures of price momentum. The
Fund then invests in the top ranked industries.  Subject to maintaining adequate liquidity  in the fund,  each  industry  or sector  investment  is  intended  to represent the entire industry or sector.  The fund invests in equity securities, but may also invest in equity derivatives such as futures contracts, options and swap transactions. The Fund may also enter into short sales.

SBL FUND -- SBL Fund, an open-end  management  investment  company of the series type, is organized as a Kansas  corporation.  SBL Fund offers its shares only as investment  vehicles for variable  annuity and variable life insurance  products issued by the  Company  and its  affiliated  life  insurance  company.  Security
Management  Company,  LLC, One Security Benefit Place,  Topeka,  Kansas 66636, a
wholly-owned subsidiary of the Company (the "Investment Manager"), serves as the investment adviser of each Series of SBL Fund.

   SERIES A (EQUITY). Series A (Equity) (the "Fund") is a series of SBL Fund.

   INVESTMENT  OBJECTIVE:  To seek long-term capital growth by investing,  under normal market  conditions,  at least 80% of its net assets (plus  borrowings for investment  purposes) in a  widely-diversified  portfolio of equity  securities,
which  may  include  American   Depositary  Receipts  ("ADRs")  and  convertible
securities.  The Fund  typically  invests in the equity  securities of companies whose total market value is $5 billion or greater at the time of purchase.

   SERIES B (LARGE CAP  VALUE).  Series B (Large Cap  Value)  (the  "Fund") is a
series of SBL Fund.  The  Investment  Manager  has entered  into a  sub-advisory agreement  with The Dreyfus  Corporation,  200 Park Avenue,  New York,  New York
10166, which provides investment advisory services to the Fund.

   INVESTMENT OBJECTIVE: To seek long-term growth of capital by investing, under normal market conditions,  at least 80% of its total assets (plus borrowings for investment purposes) in large-capitalization  value companies (those whose total market value is $5 billion or greater at the time of purchase). The Fund's stock
investments  may  include  common  stocks,   preferred  stocks  and  convertible
securities of both U.S. issuers and U.S. dollar-denominated foreign issuers. The
Fund  may  temporarily  invest  in  cash,   government  bonds  or  money  market
securities.  In choosing  stocks,  the  Sub-Adviser,  The  Dreyfus  Corporation, invests in value-oriented companies, which are companies that are believed to be undervalued  in terms of price  or  other  financial  measurements  and that are believed to have above average growth potential. The Sub-Adviser uses a blend of quantitative  analysis and  fundamental  research to identify stocks that appear favorably  priced and that may  benefit  from the  current  market and  economic environment.

   SERIES C (MONEY MARKET).  Series C (Money Market) (the "Fund") is a series of
SBL Fund.

   INVESTMENT OBJECTIVE: To seek to provide as high a level of current income as is consistent  with preserving  capital.  The Fund invests in high quality money market instruments with maturities of not longer than thirteen months.

   SERIES D (GLOBAL).  Series D (Global)  (the  "Fund") is a series of SBL Fund.
The  Investment   Manager  has  entered  into  a  sub-advisory   agreement  with
OppenheimerFunds,  Inc., 498 Seventh Avenue,  New York, New York,  10018,  which provides investment advisory services to the Fund.

   INVESTMENT  OBJECTIVE:  To seek long-term growth of capital primarily through investment in common stocks and  equivalents  of companies of foreign  countries and the United States. The Fund pursues its objective by investing, under normal circumstances, in a diversified portfolio of securities with at least 65% of its total assets in at least three countries, one of which may be the United States.
The Fund primarily  invests in foreign and domestic common stocks or convertible
stocks   of   growth-oriented   companies   considered   to  have   appreciation
possibilities. The Fund may actively trade its investments without regard to the length of time they have been owned by the Fund.  Investments in debt securities may be made in uncertain market conditions.

   SERIES E (DIVERSIFIED INCOME).  Series E (Diversified Income) (the "Fund") is
a series of SBL Fund.

   INVESTMENT  OBJECTIVE:  To seek to provide  current  income with  security of principal.  The Fund pursues its  objective by  investing,  under normal  market conditions,  primarily  in a  diversified  portfolio  of  investment  grade debt securities.  The Fund expects to maintain a weighted average duration of 3 to 10 years.  The debt securities in which the Fund invests will primarily be domestic securities,  but may also include  dollar  denominated  foreign  securities.  To manage risk, the Investment Manager  diversifies the Fund's holdings among asset classes and individual  securities.  The asset classes in which the Fund invests may  include  investment  grade  corporate  debt  securities,  high  yield  debt securities  (also  known  as "junk  bonds"),  investment  grade  mortgage-backed securities, investment grade asset-backed securities, U.S. Government securities as well as total return, interest and index swap agreements.

   SERIES G (LARGE CAP  GROWTH).  Series G (Large Cap Growth)  (the "Fund") is a
series of SBL Fund.

   INVESTMENT  OBJECTIVE:  To seek long-term  capital growth.  The Fund seeks to meet its objective by investing, under normal market conditions, at least 80% of its net assets (plus  borrowings  for  investment  purposes) in common stock and other equity securities of large capitalization  companies (defined as companies whose total  market value is at least $5 billion at the time of  purchase).  The
Investment  Manager  seeks to invest in equity  securities  that have  long-term capital growth  potential.  The Fund invests  primarily in a portfolio of common
stocks,   which  may  include  ADRs  and  other  securities  with  common  stock characteristics,  such as securities convertible into common stocks. The Fund is non-diversified  as defined in the Investment  Company Act of 1940,  which means that it may hold a larger  position  in a smaller  number of  securities  than a diversified  fund. The Fund also may concentrate its investments in a particular industry that represents 20% or more of the Fund's  benchmark index, the Russell
1000 Growth Index.  Concentration means investment of more than 25% of the value of the Fund's assets in any one industry.

   SERIES H (ENHANCED INDEX). Series H (Enhanced Index) (the "Fund") is a series of SBL Fund.  The Investment  Manager has entered into a sub-advisory  agreement with Northern Trust  Investments,  N.A.  ("NTI"),  50 La Salle Street,  Chicago,
Illinois 60675, which provides investment advisory services to the Fund.

   INVESTMENT  OBJECTIVE:  To seek to outperform the S&P 500 Index through stock selection  resulting in different  weightings of common  stocks  relative to the index.  The Fund  pursues  its  objective  by  investing,  under  normal  market conditions,  at least 80% of its net  assets  (plus  borrowings  for  investment purposes)  in equity  securities  of  companies in the S&P 500 Index and futures contracts  representative  of the stocks  which  make up the index.  The S&P 500
Index is a well-known  stock market index composed of 500 selected common stocks that  represent  approximately  two-thirds of the total market value of all U.S.
common stocks. In addition,  the Fund may invest a limited portion of its assets in equity securities that are not included in the S&P 500 Index.

   SERIES J (MID CAP GROWTH). Series J (Mid Cap Growth) (the "Fund") is a series of SBL Fund.

   INVESTMENT OBJECTIVE: To seek capital appreciation by investing, under normal market  conditions,  at  least  80% of  its  net  assets  (plus  borrowings  for investment purposes) in a diversified portfolio of equity securities with market capitalizations  that are similar to those of  companies  in the S&P Mid Cap 400
Index.   The  index   currently   consists  of  securities  of  companies   with
capitalizations  that range from $135 million to $8 billion.  Equity  securities include common stock, rights, options, warrants, convertible debt securities and
ADRs. The Investment  Manager  selects  equity  securities  that it believes are attractively valued with the greatest potential for appreciation.

   SERIES N (MANAGED ASSET ALLOCATION). Series N (Managed Asset Allocation) (the
"Fund") is a series of SBL Fund.  The  Investment  Manager  has  entered  into a sub-advisory  agreement  with T. Rowe  Price  Associates,  Inc.,  100 East Pratt
Street,  Baltimore,  Maryland 21202, which provides investment advisory services to the Fund.

   INVESTMENT  OBJECTIVE:  To seek a high  level of total  return  by  investing primarily in a  diversified  portfolio of debt and equity  securities.  The Fund pursues its objective by normally investing approximately 60% of total assets in common stocks and 40% in fixed-income securities.  The mix may vary over shorter time periods  where the fixed income  portion may range  between  30-50% and the equity  portion  between  50-70%.  The  precise  mix of equity and fixed  income securities will depend on the Sub-Adviser's outlook for the markets.

   SERIES O (EQUITY  INCOME).  Series O (Equity Income) (the "Fund") is a series of SBL Fund.  The Investment  Manager has entered into a sub-advisory  agreement with T. Rowe Price Associates, Inc., 100 East Pratt Street, Baltimore,  Maryland
21202, which provides investment advisory services to the Fund.

   INVESTMENT OBJECTIVE: To seek to provide substantial dividend income and also capital  appreciation  by investing  primarily in common  stocks of  established companies.  The Fund pursues its  objective by  investing,  under normal  market conditions,  at least 80% of its net  assets in common  stocks,  with 65% in the common stocks of well-established  companies paying above-average dividends. The
Sub-Adviser,  T. Rowe  Price,  typically  employs a  value-oriented  strategy in selecting  investments for the Fund. The Sub-Adviser's  research team identifies companies  that  appear  to be  undervalued  by  various  measures  and  may  be temporarily out of favor,  but have good prospects for capital  appreciation and dividend growth.

   SERIES P (HIGH YIELD).  Series P (High Yield) (the "Fund") is a series of SBL
Fund.

   INVESTMENT OBJECTIVE:  To seek high current income. Capital appreciation is a secondary objective.  The Fund pursues its objective by investing,  under normal market  conditions,  at  least  80% of  its  net  assets  (plus  borrowings  for investment  purposes) in a broad range of high-yield,  high risk debt securities rated in medium or lower  rating  categories  or  determined  by the  Investment
Manager to be of comparable quality ("junk bonds"). The Fund will not purchase a debt  security,  if at the time of  purchase,  it is rated in default.  The debt securities in which the Fund invests will primarily be domestic securities,  but may also include dollar denominated foreign securities. The Fund may also invest
in  equity   securities,   including   common  and   preferred   stocks,   ADRs,
exchange-traded real estate investment trusts,  warrants,  rights, and a variety of investment  companies that seek to track and the  composition and performance of a specific  index.  The Fund's  average  weighted  maturity is expected to be between 5 and 15 years.

   SERIES Q (SMALL CAP  VALUE).  Series Q (Small Cap  Value)  (the  "Fund") is a
series of SBL Fund.  The  Investment  Manager  has entered  into a  sub-advisory agreement  with Strong Capital  Management  Corporation,  100 Heritage  Reserve,
Menomonee,  Wisconsin 53051, which provides  investment advisory services to the
Fund.

   INVESTMENT  OBJECTIVE:  To seek  capital  growth by  investing,  under normal market  conditions,  at  least  80% of  its  net  assets  (plus  borrowings  for investment purposes) in stocks of small-capitalization companies that the Fund's
Sub-Adviser,  Strong Capital Management, Inc., believes are undervalued relative to the market based on  earnings,  cash flow,  or asset value.  The Fund defines small-capitalization  companies as those companies with a market  capitalization substantially  similar to that of  companies  in the Russell  2500™ Index at the time of purchase.  The Sub-Adviser  specifically looks for companies whose stock prices may benefit from a catalyst event, such as a corporate  restructuring,  a new  product  or  service,  or a change in the  political,  economic,  or social environment.

   SERIES S (SOCIAL  AWARENESS).  Series S (Social  Awareness) (the "Fund") is a
series of SBL Fund.

   INVESTMENT OBJECTIVE: To seek capital appreciation by investing, under normal market conditions, in a well-diversified portfolio of equity securities that the
Investment Manager believes have above-average earnings potential and which meet certain established social criteria.  The Fund also may invest in companies that are included in the Domini 400 Social Index(SM),  which companies will be deemed to comply with the Fund's social criteria. The Domini 400 Social Index(SM) (DSI)
is  a  market  capitalization-weighted  common  stock  index.  It  monitors  the performance  of 400 U.S.  corporations  that pass multiple,  broad-based  social screens.

   SERIES V (MID CAP VALUE).  Series V (Mid Cap Value) (the  "Fund") is a series of SBL Fund.

   INVESTMENT  OBJECTIVE:  The Fund pursues its  objective by  investing,  under normal market  conditions,  at least 80% of its net assets (plus  borrowings for investment purposes) in a diversified  portfolio of equity securities that when, purchased, have market capitalizations that are similar to those of companies in the S&P Mid Cap 400  Index.  The  index  currently  consists  of  securities  of companies  with  market  capitalizations  that  range  from $135  million  to $8 billion. Equity securities include common stock, rights, options, warrants, ADRs and convertible debt securities. The Investment Manager typically chooses equity
securities  that  appear  undervalued  relative  to  assets,  earnings,   growth
potential or cash flows.  Due to the nature of value  companies,  the securities included in the Fund's  portfolio  typically  consist of small- to  medium-sized companies.  The Fund is subject to the risks  associated with investing in small capitalization companies.

   SERIES W  (MAINSTREET  GROWTH AND INCOME®).  Series W (Mainstreet  Growth and
Income®)  (the  "Fund")  is a series of SBL Fund.  The  Investment  Manager  has entered into a sub-advisory agreement with  OppenheimerFunds,  Inc., 498 Seventh
Avenue, New York, New York, 10018, which provides  investment  advisory services to the Fund.

   INVESTMENT OBJECTIVE: To seek high total return (which includes growth in the value of its shares as well as current income) from equity and debt  securities.
The Fund  pursues its  objective by  investing  mainly in common  stocks of U.S.
companies,  but it can also invest in other equity  securities such as preferred stocks and securities convertible into common stocks. Although the Fund does not have any requirements as to the  capitalization  of issuers in which it invests, the Fund's  Sub-Adviser,  OppenheimerFunds,  currently  emphasizes the stocks of large-capitalization companies in the portfolio. At times, the Fund may increase the relative emphasis of its investments in small-cap and mid-cap stocks.  While the Fund can buy foreign securities and debt securities such as bonds and notes, currently it does not emphasize those investments. The Fund can also use hedging instruments and certain derivative investments.

   SERIES X (SMALL CAP  GROWTH).  Series X (Small Cap Growth)  (the "Fund") is a
series of SBL Fund.  The  Investment  Manager  has entered  into a  sub-advisory agreement with RS Investment Management, L.P., 388 Market Street, San Francisco,
California 94111, which provides investment advisory services to the Fund.

   INVESTMENT OBJECTIVE: To seek long-term growth of capital by investing, under normal market  conditions,  at least 80% of its net assets (plus  borrowings for
investment   purposes)   in  equity   securities   of   companies   with  market
capitalizations  of $1.5 billion or less at the time of investment  that, in the opinion of the Sub-Adviser,  RS Investment Management,  L.P., have the potential for long-term  capital growth.  Equity  securities  include common and preferred stocks, and warrants and securities convertible into common or preferred stocks.
The Fund may invest the  remainder of its assets in  securities  of companies of any size.  The Fund may also engage in short sales of  securities  it expects to decline  in price.  The  Series  will  likely  invest a portion of its assets in technology and internet-related companies.

   SERIES Y (SELECT  25).  Series Y (Select 25) (the  "Fund") is a series of SBL
Fund.

   INVESTMENT  OBJECTIVE:  To seek long-term  growth of capital by concentrating its  investments  in a core position of 20-30 common stocks of growth  companies which have exhibited  consistent above average  earnings or revenue growth.  The
Fund is  non-diversified as defined in the Investment Company Act of 1940, which means that it may hold a larger  position in a smaller number of securities than a  diversified  fund.  The  Investment  Manager  selects  what it believes to be premier  growth  companies as the core position for the Fund using a "bottom-up"
approach in selecting  growth stocks.  Portfolio  holdings will be replaced when one or more of the  company's  fundamentals  have changed and, in the opinion of the Investment Manager, it is no longer a premier growth company.

   SERIES Z (ALPHA OPPORTUNITY).  Series Z (Alpha Opportunity) (the "Fund") is a
series of SBL Fund.  The  Investment  Manager  has entered  into a  sub-advisory agreement  with  Mainstream  Investment  Advisers,  LLC, 101 West Spring Street,
Suite 401,  New  Albany,  Indiana  47150,  which  provides  investment  advisory services to the Fund.

   INVESTMENT  OBJECTIVE:  To seek long-term growth of capital. The Fund pursues its objective by investing, under normal market conditions, approximately 50% of its total  assets  according  to a  long/short  strategy  managed  by the Fund's sub-adviser,  Mainstream,  and 50% of its  total  assets  according  to an index strategy based on the S&P 500 Composite  Stock Price Index (the "S&P 500 Index")
managed by the Investment Manager.

   The  Fund  pursues  its  long/short   strategy  by  investing   primarily  in
publicly-traded  equity  securities,  principally common stocks, but to a lesser
degree   in   exchange   traded   funds  and  other   securities   with   equity
characteristics. The Fund may engage in short sales of securities believed to be overvalued.  The Fund pursues its index  strategy  primarily by investing in S&P
500 equity derivatives backed by a portfolio of fixed income securities.

                          VARIABLE ANNUITY ACCOUNT XVII

                              SUBJECT TO COMPLETION
                 PRELIMINARY STATEMENT OF ADDITIONAL INFORMATION
                             DATED DECEMBER 29, 2003

                  INDIVIDUAL FLEXIBLE PURCHASE PAYMENT DEFERRED
                            VARIABLE ANNUITY CONTRACT

                                    ISSUED BY
                     SECURITY BENEFIT LIFE INSURANCE COMPANY
                           ONE SECURITY BENEFIT PLACE
                            TOPEKA, KANSAS 66636-0001
                                 1-800-888-2461

                                MAILING ADDRESS:
                     SECURITY BENEFIT LIFE INSURANCE COMPANY
                                 P.O. BOX 750497
                            TOPEKA, KANSAS 66675-0497
                                 1-800-888-2461

This Statement of Additional  Information is not a prospectus and should be read in conjunction with the current Prospectus for the Variable Annuity Account XVII dated December 29, 2003, as it may be supplemented  from time to time. A copy of the Prospectus may be obtained from the Company by calling  1-800-888-2461 or by writing P.O. Box 750497, Topeka, Kansas 66675-0497.

--------------------------------------------------------------------------------
INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION  STATEMENT  RELATING  TO THESE  SECURITIES  HAS BEEN FILED WITH THE
SECURITIES  AND EXCHANGE  COMMISSION.  THESE  SECURITIES MAY NOT BE SOLD NOR MAY
OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION  STATEMENT  BECOMES
EFFECTIVE. THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS.
--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

For a description of the Flexible  Purchase  Payment  Deferred  Variable Annuity
Contract  (the  "Contract"),  Security  Benefit  Life  Insurance  Company  ("the
Company"),  and the SBL Variable Annuity Account XVII (the "Separate  Account"),
see  the  Prospectus.   This  Statement  of  Additional   Information   contains
information  that  supplements the information in the Prospectus.  Defined terms used in this Statement of Additional  Information have the same meaning as terms defined in the section entitled "Definitions" in the Prospectus.

SAFEKEEPING OF ASSETS -- The Company is responsible  for the  safekeeping of the assets  of the  Subaccounts.  These  assets,  which  consist  of  shares  of the
Underlying Funds in non-certificated  form, are held separate and apart from the assets of the Company's General Account and its other separate accounts.

DISTRIBUTION OF THE CONTRACT

Security Distributors,  Inc. ("SDI"), a wholly-owned  subsidiary of the Company, is Principal  Underwriter of the Contract.  SDI is registered as a broker/dealer with the  Securities  and  Exchange  Commission  ("SEC")  under  the  Securities
Exchange Act of 1934 and is a member of the National  Association  of Securities
Dealers, Inc. ("NASD"). The offering of the Contracts is continuous.

Subject to  arrangements  with the Company,  the Contract is sold by independent broker/dealers  who are  members  of the NASD and who  become  licensed  to sell variable annuities for the Company, and by certain financial  institutions.  SDI acts as principal  underwriter on behalf of the Company for the  distribution of the Contract.  SDI is not compensated under its Distribution  Agreement with the
Company and receives no underwriting commissions.

The  compensation  payable by SDI under these  arrangements may vary, but is not expected to exceed in the aggregate 9% of purchase payments.

LIMITS ON PURCHASE PAYMENTS PAID UNDER TAX-QUALIFIED RETIREMENT PLANS

SECTION  403(B) --  Contributions  to 403(b)  annuities are  excludable  from an employee's  gross income if they do not exceed the limits under Sections  402(g)
and 415 of the Code. The applicable limit will depend upon whether the annuities are purchased with employer or employee  contributions.  Rollover  contributions are not subject to these annual limits.  The maximum  exclusion  allowance (MEA)
limit under Section 403(b)(2) of the Code was repealed effective in 2002.

Section  402(g)   generally   limits  an  employee's   annual  salary  reduction
contributions  to a 403(b) annuity and any 401(k)  arrangement to the applicable dollar amount shown in the table below:

                     =====================================
                                                  DEFERRED
                          TAX YEAR                 AMOUNT
                     -------------------------------------
                            2004                  $13,000
                            2005                  $14,000
                     2006 and thereafter          $15,000
                     =====================================

The $15,000  limit will be adjusted  for  inflation in $500  increments  for tax years  beginning  after the 2006 tax year.  If an  individual is age 50 or over, catch up contributions  can be made to a 403(b) annuity during the tax years and at the rates set forth in the table below:

                   ==========================================
                                                ADDITIONAL
                        TAX YEAR              CATCH UP AMOUNT
                   ------------------------------------------
                          2004                    $3,000
                          2005                    $4,000
                   2006 and thereafter            $5,000
                   ==========================================

The $5,000 limit will be adjusted for inflation in $500 increments for tax years beginning after the 2006 tax year. The limit will be reduced by salary reduction contributions to other 403(b) or 401(k) arrangements. An employee under a 403(b)
annuity with at least 15 years of service for a "qualified  employer"  (i.e., an educational  organization,  hospital,  home health  service  agency,  health and welfare  service  agency,  church or  convention  or  association  of  churches)
generally may exceed the limit by $3,000 per year, subject to an aggregate limit of $15,000 for all years.

Section  415(c)  also  provides an overall  limit on the amount of employer  and employee salary reduction contributions to a Section 403(b) annuity that will be excludable  from an  employee's  gross  income in a given  year.  Generally  the
Section  415(c)  limit  is the  lesser  of (i)  $40,000,  or  (ii)  100%  of the employee's annual compensation.

SECTIONS 408 AND 408A -- Premiums (other than rollover contributions) paid under a Contract used in connection with a traditional or Roth  individual  retirement annuity  (IRA) that is  described in Section 408 or Section 408A of the Internal
Revenue Code are subject to the limits on  contributions  to IRAs under  Section
219(b)  of the  Internal  Revenue  Code.  Under  Section  219(b)  of  the  Code,
contributions  (other than rollover  contributions) to an IRA are limited to the lesser of 100% of the individual's taxable compensation or the applicable dollar amount as shown in the table below:

                      ===================================
                           TAX YEAR                AMOUNT
                      -----------------------------------
                             2004                  $3,000
                           2005-2007               $4,000
                      2008 and thereafter          $5,000
                      ===================================

If an individual is age 50 or over, the individual may make an additional  catch up  contribution to a traditional IRA of $500 during the tax years of 2004-2005, or $1,000 for the tax year 2006 and thereafter.

Spousal  IRAs  allow an owner  and his or her  spouse  to  contribute  up to the applicable  dollar amount to their respective IRAs so long as a joint tax return is filed and joint  income is $6,000 or more.  The  maximum  amount  the  higher compensated  spouse may  contribute for the year is the lesser of the applicable amount as shown in the table above or 100% of that  spouse's  compensation.  The maximum the lower  compensated  spouse may  contribute  is the lesser of (i) the applicable  dollar  amount  as shown  in the  table  above or (ii)  100% of that spouse's  compensation plus the amount by which the higher compensated  spouse's compensation exceeds the amount the higher compensated spouse contributes to his or her  IRA.  The  extent  to  which  an Owner  may  deduct  contributions  to a traditional  IRA depends on the gross  income of the Owner and his or her spouse
for  the  year  and   whether   either  is  an   "active   participant"   in  an
employer-sponsored retirement plan.

Premiums under a Contract used in connection with a simplified  employee pension plan described in Section 408 of the Internal Revenue Code are subject to limits under Section  402(h) of the Internal  Revenue Code.  Section  402(h)  currently limits employer contributions and salary reduction  contributions (if permitted)
under  a  simplified  employee  pension  plan  to the  lesser  of (a) 15% of the compensation  of the participant in the Plan, or (b) $40,000.  Salary  reduction contributions, if any, are subject to additional annual limits.

PERFORMANCE INFORMATION

Performance  information for the Subaccounts of the Separate Account,  including the yield and total  return of all  Subaccounts,  may appear in  advertisements, reports, and promotional literature provided to current or prospective Owners.

Quotations of yield for the Money Market  Subaccount will be based on the change in the value,  exclusive  of capital  changes and income  other than  investment income,  of a hypothetical  investment in a Contract over a particular seven day period,  less a  hypothetical  charge  reflecting  deductions  from the Contract during  the  period  (the  "base  period")  and  stated as a  percentage  of the investment at the start of the base period (the "base period return").  The base period return is then  annualized by  multiplying  by 365/7,  with the resulting yield figure  carried to at least the nearest one hundredth of one percent.  Any quotations of effective  yield for the Money Market  Subaccount  assume that all dividends received during an annual period have been reinvested.  Calculation of
"effective  yield"  begins with the same "base period  return" used in the yield calculation,  which is then annualized to reflect weekly compounding pursuant to the following formula:

             Effective Yield = [(Base Period Return + 1)^365/7] - 1

Quotations of yield for the Subaccounts, other than the Money Market Subaccount, will be based on all  investment  income per  Accumulation  Unit earned during a particular  30-day  period,  less  expenses  accrued  during  the  period  ("net investment  income"),  and will be computed by dividing net investment income by the value of the Accumulation  Unit on the last day of the period,  according to the following formula:

                           YIELD = 2[(a-b + 1)^6 - 1]
                                      ---
                                      cd

where a = net investment  income earned during the period by the Underlying Fund attributable to shares owned by the Subaccount,

      b = expenses accrued for the period (net of any reimbursements),

      c = the average daily number of Accumulation  Units outstanding during the period that were entitled to receive dividends, and

      d = the maximum  offering price per  Accumulation  Unit on the last day of the period.

Quotations of average annual total return for any  Subaccount  will be expressed in terms of the  average  annual  compounded  rate of return  of a  hypothetical investment  in a Contract over a period of one, five and ten years (or, if less, up to the life of the Subaccount), calculated pursuant to the following formula:
P(1 + T)^n = ERV (where P = a hypothetical  initial  payment of $1,000,  T = the average  annual  total  return,  n = the  number of years,  and ERV = the ending redeemable  value of a hypothetical  $1,000 payment made at the beginning of the period).  Quotations  of total  return  may  simultaneously  be shown  for other
periods  and  will  include  total  return  for  periods   beginning   prior  to
availability  of the  Contract.  Such total  return  figures  are based upon the performance of the respective  Underlying Fund,  adjusted to reflect the maximum charges imposed under the Contract.

Average annual total return  figures  reflect the deduction of the mortality and expense  risk  charge  of  0.95%,  the  optional  Rider  charge  of  1.05%,  the administration  charge of 0.15%, and the contingent deferred sales charge. Total return  figures may be quoted that do not reflect  deduction  of the  contingent deferred sales charge; provided that such figures do not reflect the addition of any Credit Enhancement.  The contingent deferred sales charge if reflected would lower the level of return  quoted.  Total  return  figures  that do not  reflect deduction  of all charges  will be  accompanied  by total  return  figures  that reflect such charges.

All  Average  Annual  Return  figures  are  based  upon the  performance  of the corresponding  Underlying Fund,  adjusted to reflect the maximum charges imposed under the  Contract,  except that  Average  Annual  Return  (without  contingent deferred sales charge), does not reflect any applicable withdrawal charge. Those charges, if reflected, would reduce such average annual return figures.

Total return  figures  also may be quoted that assume the Owner has  purchased a
Recurring  Bonus or a  Combination  Guaranteed  Growth  Death  Benefit and Extra
Credit Rider and, as such,  will  reflect any  applicable  Credit  Enhancements;
however,  such total  return  figures  will also  reflect the  deduction  of any contingent deferred sales charge.

Performance  information  for any Subaccount  reflects only the performance of a hypothetical  Contract  under which an Owner's  Contract Value is allocated to a
Subaccount  during a particular time period on which the calculations are based.
Performance  information  should  be  considered  in  light  of  the  investment objectives and policies,  characteristics  and quality of the Underlying Fund in which the Subaccount  invests,  and the market  conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

EXPERTS

The consolidated financial statements of Security Benefit Life Insurance Company and  Subsidiaries at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003,  included in this Statement of Additional
Information have been audited by __________,  independent auditors, as set forth in their  reports  thereon  appearing  elsewhere  herein,  and are  included  in reliance  upon such reports  given upon the authority of such firm as experts in accounting and auditing.

FINANCIAL STATEMENTS

The consolidated financial statements of Security Benefit Life Insurance Company and  Subsidiaries  as of December  31, 2003 and 2002,  and for each of the three years in the period ended  December 31, 2003,  are set forth  herein,  following this section.

The consolidated financial statements of Security Benefit Life Insurance Company
and   Subsidiaries,   which  are  included  in  this   Statement  of  Additional
Information,  should be considered only as bearing on the ability of the Company to meet its  obligations  under the Contracts.  They should not be considered as bearing  on the  investment  performance  of the  assets  held  in the  Separate
Account.

                                     PART C

                                OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

          a.  Financial Statements

              To be filed by amendment.

          b.  Exhibits

               (1)  Resolution  of the Board of  Directors  of Security  Benefit
                    Life  Insurance  Company  authorizing  establishment  of the
                    Separate Account

               (2)  Not Applicable

               (3)  (a)  Service Facilities Agreement(a)
                    (b)  Marketing Organization Agreement(b)
                    (c)  SBL Variable Products Broker/Dealer Sales Agreement(a)
                    (d)  SBL Variable Product Sales Agreement (3-Way  Agreement)
                         (Form 9482C 7-00)(a)
                    (e)  Marketing  Organization  Agreement  Commission Schedule
                         (to be filed by amendment)

               (4)  (a)  Individual Contract (Form V6029 11-00)
                    (b)  Individual Contract-Unisex (Form V6029 11-00U)
                    (c)  Tax-Sheltered Annuity Endorsement (Form 6832A R9-96)(d)
                    (d)  Individual Retirement Annuity Endorsement
                         (Form V6849A 1-97)(e)
                    (e)  Roth IRA Endorsement (Form V6851 10-97)(e)
                    (f)  403a Endorsement (Form V6057 10-98)(f)
                    (g)  Guaranteed Growth Death Benefit Rider
                         (Form V6063-1 8-00)(a)
                    (h)  Credit Enhancement Rider (Form V6089 1-04)
                    (i)  Total Protection Rider (Form V6087 10-03)
                    (j)  Recurring Bonus Rider (Form V6088 1-04)

               (5)  (a)  Application (Form V9500 1-04) (to be filed by amendment)
                    (b)  Application - Unisex (Form V9500 1-04U) (to be filed by amendment)

               (6)  (a)  Composite of Articles of Incorporation of SBL(g)
                    (b)  Bylaws of SBL(g)

               (7)  Not Applicable

               (8)  (a)  Participation Agreement - AIM Equity Funds(b)
                    (b)  Participation Agreement - AIM Growth Series(b)
                    (c)  Participation Agreement - American Century(b)
                    (d)  Participation Agreement - Ariel(c)
                    (e)  Participation Agreement - Calamos(b)
                    (f)  Participation Agreement - Dreyfus(b)
                    (g)  Participation Agreement - Fidelity(b)
                    (h)  Participation Agreement - INVESCO(b)
                    (i)  Participation Agreement - Strong(b)
                    (j)  Participation Agreement - Van Kampen(b)
                    (k)  Participation Agreement - AIM Variable Insurance Funds(h)
                    (l)  Participation Agreement - Rydex Variable Trust(i)

               (9)  Opinion of Counsel

              (10)  Not Applicable

              (11)  Not Applicable

              (12)  Not Applicable

              (13)  Not Applicable

              (14)  Powers of Attorney  of Howard R.  Fricke,  Kris A.  Robbins,
                    Sister  Loretto  Marie  Colwell,  John C.  Dicus,  Steven J.
                    Douglass,  William W.  Hanna,  John E.  Hayes,  Jr.,  Pat A.
                    Loconto, Duane L. Fager, and Robert C. Wheeler

(a)  Incorporated   herein  by  reference   to  the  Exhibits   filed  with  the
     AdvisorDesigns initial Registration Statement No. 333-52114 (filed July 11,
     2000).

(b)  Incorporated  herein by reference  to the Exhibits  filed with the Variflex
     Signature  Post-Effective Amendment No. 23 under the Securities Act of 1933 and  Amendment  No.  22  under  the  Investment  Company  Act  of  1940  to
     Registration Statement No. 2-89328 (filed May 1, 2000).

(c)  Incorporated   herein  by  reference   to  the  Exhibits   filed  with  the
     SecureDesigns  Post  Effective  Amendment No. 3 under the Securities Act of
     1933  and  Amendment  No. 7 under  the  Investment  Company  Act of 1940 to
     Registration Statement No. 333-41180 (filed March 1, 2002).

(d)  Incorporated  herein by reference  to the Exhibits  filed with the Variflex
     Signature  initial  Registration  Statement No.  333-23723 (filed March 16,
     1997).

(e)  Incorporated  herein by  reference  to the  Exhibits  filed  with  Variflex
     Signature  Post-Effective Amendment No. 2, under the Securities Act of 1933
     and  Amendment  No.  3  under  the  Investment   Company  Act  of  1940  to
     Registration Statement 333-23723 (filed April 30, 1998).

(f)  Incorporated  herein by  reference  to the  Exhibits  filed  with  Variflex
     Signature  Post-Effective Amendment No. 4, under the Securities Act of 1933
     and  Amendment  No.  5  under  the  Investment   Company  Act  of  1940  to
     Registration Statement 333-23723 (filed April 30, 1999).

(g)  Incorporated  herein by  reference  to the  Exhibits  filed  with  Variflex
     Separate Account Post-Effective  Amendment No. 20, under the Securities Act of 1933 and  Amendment No. 19 under the  Investment  Company Act of 1940 to
     Registration Statement 2-89328 (filed August 17, 1998).

(h)  Incorporated   herein  by  reference   to  the  Exhibits   filed  with  the
     AdvisorDesigns  Post Effective  Amendment No. 1 under the Securities Act of
     1933  and  Amendment  No. 6 under  the  Investment  Company  Act of 1940 to
     Registration Statement No. 333-52114 (filed March 1, 2002).

(i)  Incorporated   herein  by  reference   to  the  Exhibits   filed  with  the
     AdvisorDesigns  Post Effective  Amendment No. 2 under the Securities Act of
     1933  and  Amendment  No. 7 under  the  Investment  Company  Act of 1940 to
     Registration Statement No. 333-52114 (filed April 8, 2002).

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

          NAME AND PRINCIPAL                   POSITIONS AND OFFICES
          BUSINESS ADDRESS                     WITH DEPOSITOR

          Howard R. Fricke*                    Chairman of the Board and Director

          Kris A. Robbins*                     President, Chief Executive
                                               Officer and Director

          Sister Loretto Marie Colwell         Director
          1700 SW 7th Street
          Topeka, Kansas 66606

          Steven J. Douglass                   Director
          3231 East 6th Street
          Topeka, Kansas 66607

          William W. Hanna                     Director
          100 N. Broadway
          KS1-100-02-68
          Wichita, Kansas 67202

          John E. Hayes, Jr.                   Director
          200 Gulf Blvd.
          Belleair Shore, Florida 33786

          Duane L. Fager                       Director
          3035 S. Topeka Blvd.
          Topeka, KS 66611

          Robert C. Wheeler                    Director
          400 SW 8th Street
          Topeka, Kansas 66603

          Pat A. Loconto                       Director
          c/o Mary Abdo
          400 West 15th Street, Suite 1700
          Austin, TX 78701

          Thomas A. Swank*                     Senior Vice President, Chief
                                               Financial Officer and Treasurer

          J. Michael Keefer*                   Senior Vice President, General
                                               Counsel and Secretary

          Malcolm E. Robinson*                 Senior Vice President

          David J. Keith*                      Senior Vice President, IT &
                                               Customer Management

          Venette K. Davis*                    Senior Vice President

          James R. Schmank*                    Senior Vice President

          Kalman Bakk, Jr.*                    Senior Vice President and
                                               Chief Marketing Officer

          Amy J. Lee*                          Associate General Counsel, Vice
                                               President and Assistant Secretary

          *Located at One Security Benefit Place, Topeka, Kansas 66636.

ITEM 26.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

          The Depositor,  Security Benefit Life Insurance Company ("SBL" or "the
          Company"), is owned by Security Benefit Corp. through the ownership of
          700,000  of SBL's  700,010  issued  and  outstanding  shares of common stock. One share of SBL's issued and outstanding common stock is owned by each director of SBL, in accordance with the requirements of Kansas law. Security Benefit Corp. is wholly owned by Security Benefit Mutual
          Holding  Company  ("SBMHC"),  which  in  turn  is  controlled  by  SBL policyholders.  As of December  31, 2002 no one person holds more than approximately  0.0003% of the voting power of SBMHC. The Registrant is a segregated asset account of SBL.

          The  following  chart  indicates  the persons  controlled  by or under common control with SBL Variable Annuity Account XVII or SBL:

                                                                      PERCENT
                                                                     OF VOTING
                                                                    SECURITIES
                                                                  OWNED BY SBMHC
                                                JURISDICTION OF    (DIRECTLY OR
                         NAME                    INCORPORATION      INDIRECTLY)
                         ----                   ---------------   --------------

          Security Benefit Mutual                   Kansas             ---
          Holding Company
          (Holding Company)

          Security Benefit Corp.                    Kansas             100%
          (Holding Company)

          Security Benefit Life                     Kansas             100%
          Insurance Company
          (Stock Life Insurance Company)

          Security Benefit Group, Inc.              Kansas             100%
          (Holding Company)

          Security Management Company, LLC          Kansas             100%
          (Investment Adviser)

          Security Distributors, Inc.               Kansas             100%
          (Broker/Dealer, Principal
          Underwriter of Mutual Funds)

          First Advantage Insurance                 Kansas             100%
          Agency, Inc.
          (Insurance Agency)

          Security Benefit Academy, Inc.            Kansas             100%
          (Daycare Company)

          Security Financial Resources, Inc.        Kansas             100%
          (Financial Services)

          Security Financial Resources             Delaware            100%
          Collective Investments, LLC
          (Private Fund)

          First Security Benefit                   New York            100%
          Life Insurance and Annuity
          Company of New York

          SBL is also the  depositor of the  following  separate  accounts:  SBL
          Variable  Annuity  Accounts I, III and IV, SBL Variable Life Insurance
          Account Varilife,  Security  Varilife  Separate Account,  SBL Variable
          Annuity Account VIII (Variflex LS), SBL Variable  Annuity Account VIII
          (Variflex  Signature),   SBL  Variable  Annuity  Account  VIII  (Extra
          Credit),  SBL Variable Annuity Account XIV, Security Varilife Separate
          Account,  Variable Annuity Account XI, Variflex Separate  Account,  T.
          Rowe Price Variable  Annuity Account,  and Parkstone  Variable Annuity
          Separate Account.

          Through the above-referenced separate accounts, SBL might be deemed to control the open-end management  investment companies listed below. As of December 18, 2003 the  approximate  percentage  of ownership by the separate accounts for each company is as follows:

                Security Large Cap Value Fund..........    31.64%
                SBL Fund...............................   100.00%

ITEM 27.  NUMBER OF CONTRACTOWNERS

          As of December 1, 2003,  there were no owners of the  contract  issued under SBL Variable Annuity Account XVII.

ITEM 28.  INDEMNIFICATION

          The bylaws of Security Benefit Life Insurance Company provide that the
          Company  shall,  to the extent  authorized by the laws of the State of
          Kansas,  indemnify  officers  and  directors  for certain  liabilities threatened  or incurred in connection  with such person's  capacity as director or officer.

          The Articles of Incorporation include the following provision:

                (a) No  director  of the  Corporation  shall  be  liable  to the
             Corporation or its  stockholders for monetary damages for breach of his or her  fiduciary  duty as a director,  PROVIDED  that  nothing contained in this Article shall eliminate or limit the liability of a director (a) for any breach of the director's  duty of loyalty to the Corporation or its stockholders,  (b) for acts or omissions not in good faith or which involve intentional  misconduct or a knowing violation of law, (c) under the  provisions  of K.S.A.  17-6424 and amendments  thereto,  or (d) for any  transaction  from  which  the director  derived an  improper  personal  benefit.  If the  General
             Corporation Code of the State of Kansas is amended after the filing of these Articles of  Incorporation  to authorize  corporate action
             further   eliminating   or  limiting  the  personal   liability  of
             directors,  then the  liability  of a director  of the  Corporation shall be eliminated or limited to the fullest  extent  permitted by the General Corporation Code of the State of Kansas, as so amended.

                (b) Any repeal or modification of the foregoing paragraph by the stockholders  of the  Corporation  shall not  adversely  affect any right or  protection of a director of the  Corporation  existing at the time of such repeal or modification.

          Insofar  as   indemnification   for  a  liability  arising  under  the
          Securities  Act of 1933 may be  permitted to  directors,  officers and controlling  persons  of the  Registrant  pursuant  to  the  foregoing provisions,  or otherwise,  the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against  public  policy as expressed in the Act and is,  therefore, unenforceable.  In the event that a claim for indemnification  against such liabilities  (other than the payment by the Depositor of expenses incurred or paid by a director,  officer or controlling  person of the
          Depositor in the successful defense of any action, suit or proceeding)
          is  asserted  by such  director,  officer  or  controlling  person  in connection with the Securities being  registered,  the Depositor will, unless in the opinion of its counsel the matter has been  settled by a controlling precedent,  submit to a court of appropriate  jurisdiction the question of whether such  indemnification  by it is against public policy  as  expressed  in the Act and will be  governed  by the  final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITER

          (a)  Security Distributors, Inc. ("SDI"), a subsidiary of SBL, acts as distributor  of the Contract  issued  under SBL Variable  Annuity
               Account  XVII.  SDI performs  similar  functions for SBL Variable
               Annuity  Accounts I, III,  and IV, SBL  Variable  Life  Insurance
               Account  Varilife,   Security  Varilife  Separate  Account,   SBL
               Variable  Annuity Account VIII (Variflex LS, Variflex  Signature,
               and Extra Credit),  SBL Variable Annuity Account XI, SBL Variable
               Annuity   Account   XIV   (SecureDesigns,   AdvisorDesigns,   NEA
               Valuebuilder, AdvanceDesigns, Security Benefit Advisor, and AEA),
               and Parkstone Variable Annuity Separate Account. SDI also acts as principal  underwriter  for the following  management  investment
               companies  for  which  Security  Management   Company,   LLC,  an
               affiliate of SBL, acts as  investment  adviser:  Security  Equity
               Fund,  Security  Income  Fund,  Security  Large Cap  Value  Fund,
               Security  Municipal  Bond  Fund,  SBL Fund and  Security  Mid Cap
               Growth Fund.

          (b)  NAME AND PRINCIPAL                    POSITION AND OFFICES
               BUSINESS ADDRESS*                       WITH UNDERWRITER
               ------------------                    --------------------

               Gregory J. Garvin                     President and Director
               James R. Schmank                      Director
               Richard J. Wells                      Director
               Frank Memmo                           Director
               Amy J. Lee                            Secretary
               Tamara L. Brownfield                  Treasurer
               Brenda M. Harwood                     Vice President and Director

               *One Security Benefit Place, Topeka, Kansas 66636-0001

          (c)  Not Applicable

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

          All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules  thereunder  are  maintained  by SBL at its administrative  offices--One  Security Benefit Place,  Topeka,  Kansas
          66636-0001.

ITEM 31.  MANAGEMENT SERVICES

          All management contracts are discussed in Part A or Part B.

ITEM 32.  UNDERTAKINGS

          (a)  Registrant   undertakes  that  it  will  file  a   post-effective
               amendment  to  this  Registration   Statement  as  frequently  as
               necessary to ensure that the audited financial  statements in the
               Registration  Statement  are never more than  sixteen (16) months old for so long as payments under the variable annuity  contracts may be accepted.

          (b)  Registrant  undertakes  that  it  will  include  as  part  of the variable annuity  contract  application a space that an applicant can check to request a Statement of Additional Information.

          (c)  Registrant  undertakes  to deliver any  Statement  of  Additional
               Information  and any  financial  statements  required  to be made available  under this Form  promptly upon written or oral request to SBL at the address or phone number listed in the prospectus.

          (d)  Subject  to the  terms and  conditions  of  Section  15(d) of the
               Securities Exchange Act of 1934, the Registrant hereby undertakes
               to  file  with  the  Securities  and  Exchange   Commission  such
               supplementary and periodic information, documents, and reports as may be prescribed  by any rule or  regulation  of the  Commission heretofore  or  hereafter  duly  adopted  pursuant  to  authority conferred in that Section.

          (e)  Depositor represents that the fees and charges deducted under the
               Contract,  in the  aggregate,  are  reasonable in relation to the services rendered,  the expenses expected to be incurred, and the risks assumed by the Depositor.

          (f)  SBL,  sponsor of the unit investment  trust, SBL Variable Annuity
               Account XVII,  hereby represents that it is relying upon American
               Council  of Life  Insurance,  SEC  No-Action  Letter,  [1988-1989
               Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶  78,904 (Nov. 28,
               1988), and that it has complied with the provisions of paragraphs
               (1)-(4) of such no-action letter which are incorporated herein by reference.

                                   SIGNATURES

As  required by the  Securities  Act of 1933 and the  Investment  Company Act of
1940, the Registrant has caused this Registration  Statement to be signed on its behalf in the City of Topeka, State of Kansas on this 29th day of December 2003.

SIGNATURES AND TITLES

Sister Loretto Marie Colwell         By:            HOWARD R. FRICKE
Director                                 ---------------------------------------
                                         Howard R. Fricke, Director and Chairman
                                         of the Board and as Attorney In Fact
Steven J. Douglass                       for the Officers and Directors Whose
Director                                 Names Appear Opposite.

                                     SECURITY BENEFIT LIFE INSURANCE COMPANY
William W. Hanna                     (The Depositor)
Director
                                     By:             KRIS A. ROBBINS
                                         ---------------------------------------
John E. Hayes, Jr.                       Kris A. Robbins, Director, President
Director                                 and Chief Executive Officer

Pat A. Loconto                       SBL VARIABLE ANNUITY ACCOUNT XVII
Director                             CLASSICSTRATEGIES
                                     (The Registrant)

Duane L. Fager                       By: SECURITY BENEFIT LIFE INSURANCE COMPANY
Director                                 (The Depositor)

                                     By:             KRIS A. ROBBINS
Robert C. Wheeler                        ---------------------------------------
Director                                 Kris A. Robbins, Director, President
                                         and Chief Executive Officer

                                     By:             THOMAS A. SWANK
                                         ---------------------------------------
                                         Thomas A. Swank, Senior Vice President,
                                         Chief Financial Officer and Treasurer

                                     (ATTEST):            AMY J. LEE
                                               ---------------------------------
                                               Amy J. Lee, Vice President,
                                               Associate General Counsel and
                                               Assistant Secretary

                                     Date: December 29, 2003

                                  EXHIBIT INDEX

 (1)  Resolution  of the Board of Directors of Security  Benefit Life  Insurance
      Company authorizing establishment of the Separate Account

 (2)  None

 (3)  (a)  None
      (b)  None
      (c)  None
      (d)  None
      (e)  None

 (4)  (a)  Individual Contract (Form V6029 11-00)
      (b)  Individual Contract-Unisex (Form V6029 11-00U)
      (c)  None
      (d)  None
      (e)  None
      (f)  None
      (g)  None
      (h)  Credit Enhancement Rider (Form V6089 1-04)
      (i)  Total Protection Rider (Form V6087 10-03)
      (j)  Recurring Bonus Rider (Form V6088 1-04)

 (5)  (a)  None
      (b)  None

 (6)  (a)  None
      (b)  None

 (7)  None

 (8)  (a)  None
      (b)  None
      (c)  None
      (d)  None
      (e)  None
      (f)  None
      (g)  None
      (h)  None
      (i)  None
      (j)  None
      (k)  None
      (l)  None

 (9)  Opinion of Counsel

(10)  None

(11)  None

(12)  None

(13)  None

(14)  Powers of Attorney